As filed with the Securities and Exchange Commission on February 9, 2005

                                                            File No. 333-119916
                                                                      811-09065
================================================================================


                                  UNITED STATES


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                    FORM N-6


REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      [X]


       Pre-Effective Amendment No. 1                                         [X]

       Post-Effective Amendment No.                                          [ ]

                                     and/or


REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

       Amendment No. 10                                                      [X]
                     --

                        (Check appropriate box or boxes.)

                           --------------------------
                     PHLVIC Variable Universal Life Account

                           (Exact Name of Registrant)

                           --------------------------

                         PHL Variable Insurance Company

                               (Name of Depositor)

                           --------------------------

               One American Row, Hartford, Connecticut 06102-5056
         (Address of Depositor's Principal Executive Offices) (Zip Code)
                                 (800) 447-4312
               (Depositor's Telephone Number, including Area Code)

                           --------------------------

                              John R. Flores, Esq.
                         Phoenix Life Insurance Company
                                One American Row
                             Hartford, CT 06102-5056
                     (Name and Address of Agent for Service)

                           --------------------------

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

Registrant is relying on the exemptive relief provided by Rule 6e-3(T) under the Investment Company Act of 1940 and the relief granted to separate accounts issuing variable contracts by Section 27I of the Investment Company Act of 1940.

Title of Securities being registered: Fixed and Flexible Premium Variable Universal Life Policies.



================================================================================

                                     PART A

                             PHOENIX EXPRESS VUL(SM)

                     PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT

           ISSUED BY: PHL VARIABLE INSURANCE COMPANY ("PHL VARIABLE") (A WHOLLY OWNED SUBSIDIARY OF PHOENIX LIFE INSURANCE COMPANY)

PROSPECTUS                                                     FEBRUARY 15, 2005

This prospectus describes a fixed and flexible premium variable universal life insurance policy that can provide lifetime insurance protection on the life of one person. We will pay the death benefit when the insured person dies. You may allocate policy value to the Guaranteed Interest Account, Long-term Guaranteed Interest Account (collectively, "Guaranteed Interest Accounts") and/or one or more of the subaccounts of the PHLVIC Variable Universal Life Account ("Separate Account"). The subaccounts purchase shares of the following funds:

THE PHOENIX EDGE SERIES FUND
----------------------------
   [diamond]   Phoenix-Aberdeen International Series

   [diamond]   Phoenix-AIM Growth Series
   [diamond]   Phoenix-Alger Small-Cap Growth Series

   [diamond]   Phoenix-Alliance/Bernstein Enhanced Index Series
   [diamond]   Phoenix-Duff & Phelps Real Estate Securities Series
   [diamond]   Phoenix-Engemann Capital Growth Series

   [diamond]   Phoenix-Engemann Growth and Income Series

   [diamond]   Phoenix-Engemann Small-Cap Growth Series

   [diamond]   Phoenix-Engemann Strategic Allocation Series
   [diamond]   Phoenix-Engemann Value Equity Series

   [diamond]   Phoenix-Goodwin Money Market Series
   [diamond]   Phoenix-Goodwin Multi-Sector Fixed Income Series
   [diamond]   Phoenix-Goodwin Multi-Sector Short Term Bond Series
   [diamond]   Phoenix-Kayne Rising Dividends Series
   [diamond]   Phoenix-Kayne Small-Cap Quality Value Series
   [diamond]   Phoenix-Lazard International Equity Select Series
   [diamond]   Phoenix-Lazard Small-Cap Value Series
   [diamond]   Phoenix-Lord Abbett Bond-Debenture Series
   [diamond]   Phoenix-Lord Abbett Large-Cap Value Series
   [diamond]   Phoenix-Lord Abbett Mid-Cap Value Series

   [diamond]   Phoenix-Northern Dow 30 Series
   [diamond]   Phoenix-Northern Nasdaq-100 Index(R) Series

   [diamond]   Phoenix-Sanford Bernstein Mid-Cap Value Series
   [diamond]   Phoenix-Sanford Bernstein Small-Cap Value Series
   [diamond]   Phoenix-Seneca Mid-Cap Growth Series
   [diamond]   Phoenix-Seneca Strategic Theme Series

AIM VARIABLE INSURANCE FUNDS - SERIES I SHARES
----------------------------------------------
   [diamond]   AIM V.I. Capital Appreciation Fund

   [diamond]   AIM V.I. Mid-Cap Core Equity Fund

   [diamond]   AIM V.I. Premier Equity Fund

THE ALGER AMERICAN FUND - CLASS O SHARES
----------------------------------------
   [diamond]   Alger American Leveraged AllCap Portfolio

FEDERATED INSURANCE SERIES
--------------------------
   [diamond]   Federated Fund for U.S. Government Securities II
   [diamond]   Federated High Income Bond Fund II - Primary Shares

FIDELITY(R) VARIABLE INSURANCE PRODUCTS - SERVICE CLASS
-------------------------------------------------------
   [diamond]   VIP Contrafund(R) PortfoliO
   [diamond]   VIP Growth Opportunities Portfolio
   [diamond]   VIP Growth Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST - CLASS 2
--------------------------------------------------------------
   [diamond]   Mutual Shares Securities Fund
   [diamond]   Templeton Foreign Securities Fund
   [diamond]   Templeton Growth Securities Fund

SCUDDER INVESTMENTS VIT FUNDS - CLASS A
---------------------------------------
   [diamond]   Scudder VIT EAFE(R) Equity Index FunD
   [diamond]   Scudder VIT Equity 500 Index Fund

THE UNIVERSAL INSTITUTIONAL FUNDS, INC. - CLASS I SHARES
--------------------------------------------------------
   [diamond]   Technology Portfolio

WANGER ADVISORS TRUST
---------------------
   [diamond]   Wanger International Select
   [diamond]   Wanger International Small Cap
   [diamond]   Wanger Select
   [diamond]   Wanger U.S. Smaller Companies

It is important for you to understand the basic features of the proposed policy and your existing coverage before you decide to replace your present coverage. You should also know if the replacement will result in any income taxes. It may not be in your best interest to buy this policy in exchange for an existing life insurance policy or annuity contract.

The policy is not a deposit nor an obligation of, underwritten or guaranteed by, any financial institution or credit union. It is not federally insured nor endorsed by the Federal Deposit Insurance Corporation or any other state or federal agency. Policy investments are subject to risk, including the fluctuation of policy values and possible loss of principal invested or premiums paid.

The Securities and Exchange Commission (SEC) has neither approved nor disapproved these securities, nor have they passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. Read and keep this prospectus for future reference.

IF YOU HAVE ANY QUESTIONS, PLEASE CONTACT US AT:                 [envelope]  PHOENIX VARIABLE PRODUCTS MAIL OPERATIONS ("VPMO")
                                                                             PO Box 8027
                                                                             Boston, MA 02266-8027
                                                                 [telephone] VARIABLE AND UNIVERSAL LIFE ADMINISTRATION ("VULA")
                                                                             800/541-0171

                  TABLE OF CONTENTS

 Heading                                                Page
------------------------------------------------------------

GLOSSARY OF SPECIAL TERMS.............................     3
RISK/BENEFIT SUMMARY .................................     4
  Policy Benefits ....................................     4
  Policy Risks .......................................     4
FEE TABLES............................................     5
  Transaction Fees....................................     5
  Periodic Charges Other than Fund Operating Expenses.     6
  Minimum and Maximum Fund Operating Expenses.........     6
  Annual Fund Expenses................................     7
PHL VARIABLE INSURANCE COMPANY .......................     9
PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT................     9
  Valuation Date .....................................     9
  Performance History ................................     9
VOTING RIGHTS ........................................     9
THE GUARANTEED INTEREST ACCOUNTS......................    10
  Guaranteed Interest Account.........................    10
  Long-term Guaranteed Interest Account...............    10
CHARGES AND DEDUCTIONS................................    10
  General ............................................    10
  Charges Deducted from Premium Payments .............    10
  Periodic Charges ...................................    10
  Loan Interest Charged ..............................    11
  Conditional Charges ................................    11
  Tax Charges ........................................    12
  Fund Charges........................................    12
  Charge Reductions...................................    12
THE POLICY ...........................................    12
  Contract Rights: Owner, Insured, Beneficiary .......    12
  Contract Limitations................................    12
  Purchasing a Policy.................................    12
GENERAL ..............................................    14
  Postponement of Payments ...........................    14
  Death Benefit ......................................    14
PAYMENT OF PROCEEDS ..................................    14
  Surrender and Death Benefit Proceeds ...............    14
  Payment Amount......................................    14
  Surrenders..........................................    15
  Transfer of Policy Value............................    15
  Disruptive Trading and Market Timing................    16
  Policy Loans........................................    17
  Overloan Protection Provision.......................    18
  Lapse...............................................    18
  Extended Term Insurance.............................    19
  Termination.........................................    19
  Reinstatement.......................................    19
FEDERAL INCOME TAX CONSIDERATIONS ....................    19
  Introduction........................................    19
  Income Tax Status...................................    19
  Policy Benefits.....................................    20
  Business-Owned Policy...............................    20
  Modified Endowment Contracts .......................    20
  Limitations on Unreasonable Mortality and Expense
     Charges..........................................    21
  Qualified Plans.....................................    21
  Diversification Standards...........................    21
  Change of Ownership or Insured or Assignment........    22
  Other Taxes.........................................    22
  Withholding.........................................    22
FINANCIAL STATEMENTS..................................    22
APPENDIX A - INVESTMENT OPTIONS.......................   A-1
  Investment Types....................................   A-1
  Investment Advisors ................................   A-2
   Investment Subadvisors ............................   A-3

GLOSSARY OF SPECIAL TERMS
--------------------------------------------------------------------------------

The following is a list of terms and their meanings when used in this prospectus.

AGE: The age of the insured on the last birthday.


AMOUNT AT RISK: The amount at risk equals the difference between the total death benefit we would pay and the policy value.

CASH SURRENDER VALUE: The cash surrender value is the policy value less any outstanding debt.


DEATH BENEFIT OPTION: The type of death benefit described in effect.


DEBT: Equals any outstanding loans, loan interest and any applicable surrender charge.


DUE PROOF OF DEATH: A certified death certificate, or an order of a court of competent jurisdiction, or any other proof acceptable to us.

GUARANTEED INTEREST ACCOUNT: The Guaranteed Interest Account is not part of the Separate Account; it is part of our general account.



IN FORCE: The policy has not terminated or otherwise lapsed in accordance with the grace period and lapse provision.

IN WRITING (WRITTEN NOTICE, WRITTEN REQUEST): Is a written form signed by you, satisfactory to us and received by us.

INSURED: The person upon whose life the policy is issued.

LONG-TERM GUARANTEED INTEREST ACCOUNT: The Long-term Guaranteed Interest Account is not part of the Separate Account; it is part of our general account.

MONTHLY CALCULATION DATE: The first monthly calculation date is the same day as the policy date. Subsequent monthly calculation dates are the same days of each month thereafter or, if such day does not fall within a given month, the last day of that month will be the monthly calculation date.


PAYMENT DATE: The valuation date on which a premium payment or loan repayment is received by us unless it is received after the close of the New York Stock Exchange in which case it will be the next valuation date.


POLICY ANNIVERSARY: The anniversary of the policy date.

POLICY DATE: The policy date shown on the schedule pages from which policy years and policy anniversaries are measured.

POLICY MONTH: The period from one monthly calculation date up to, but not including, the next monthly calculation date.


POLICY VALUE: The sum of your policy's share in the value of each subaccount plus the value of your policy allocated to the Guaranteed Interest Accounts.


POLICY YEAR: The first policy year is the one-year period from the policy date up to, but not including, the first policy anniversary. Each succeeding policy year is the one-year period from the policy anniversary up to, but not including, the next policy anniversary.


SEPARATE ACCOUNT: PHLVIC Variable Universal Life Account. A separate investment account of PHL Variable Insurance Company.

SUBACCOUNTS: The accounts within our Separate Account to which non-loaned assets under the policy are allocated. The subaccounts, in turn, purchase shares in corresponding underlying mutual funds.


UNIT: A standard of measurement used to determine the share of this policy in the value of each subaccount of the Separate Account.

VALUATION PERIOD: The period in days from the end of one valuation date through the next valuation date.

VULA: Variable Universal Life Administration.

WE (OUR, US, COMPANY): PHL Variable Insurance Company.

YOU (YOUR): The owner of this policy at the time an owner's right is exercised.

RISK/BENEFIT SUMMARY
--------------------------------------------------------------------------------

This summary does not contain all of the detailed information that may be important to you. Please read the entire prospectus carefully before you decide to purchase a policy.

This prospectus is a disclosure document which summarizes your rights under the insurance product that you are purchasing. As with any summary it may differ in certain instances from the underlying insurance policy. You should read your insurance policy carefully.


Certain terms used throughout the prospectus have been defined and can be found in the "Glossary of Special Terms."


POLICY BENEFITS

DEATH BENEFITS
This policy is a fixed and flexible premium variable universal life insurance policy. The policy is first and foremost, a life insurance policy. While the policy remains in force we will pay a death benefit to your named beneficiary when the person insured under the policy dies. All policies will be issued with Death Benefit Option 2, but you may change your Death Benefit Option after the fourth policy year.

[diamond] Death Benefit Option 1 will equal the policy's face amount, or the minimum death benefit if greater.

[diamond] Death Benefit Option 2 will equal the face amount plus the policy value, or the minimum death benefit if greater.

The minimum death benefit is equal to the policy value on the date of death increased by a percentage taken from a table in the policy based on the attained age of the insured person at the beginning of the policy year in which death occurs.

LOANS AND SURRENDERS

Generally, you may borrow up to the amount of your policy value less the current surrender charge accrued to the end of the policy year. The cash surrender value is the policy value less any debt on the date of surrender.

You may partially surrender any part of the policy at anytime. We may also impose a separate surrender charge.


You may fully surrender this policy anytime for its cash surrender value. A surrender charge may be imposed.

TEMPORARY INSURANCE COVERAGE
We will issue you a Temporary Insurance Receipt when you submit the complete, signed application and issue premium. This will provide you with immediate insurance protection under the terms set forth in the policy and in the Receipt.

PREMIUMS

The policy has a fixed premium for the first four years with flexible premiums thereafter. The amount of level premium that you will be required to pay in each of the first four years will be an amount that will not exceed the Guideline Level Premium (the level premium required, when accrued at 4% with guaranteed cost of insurance rates and assuming current expenses, for the policy value to equal the face amount at age 100) for your policy on the issue date. Also, this level premium will not exceed the TAMRA premium (the level premium required during the first seven policy years, when accrued at 4% with guaranteed cost of insurance rates and assuming no expenses, for the policy value to equal the face amount at age 100) for the face amount of your policy on the issue date.


OPTIONAL INSURANCE BENEFITS
At this time, additional benefits and riders are not available for this policy. However, we reserve the right to offer additional benefits and riders in the future.

YOUR RIGHT TO CANCEL THE POLICY
You have the right to review the policy and cancel it if you are not satisfied. Simply return the policy to us within ten days after you receive it, or within 45 days of signing the application. Your state may require a longer period.

POLICY RISKS

VARIATIONS
The policy is subject to laws and regulations in every state where the policy is sold and the terms of the policy may vary from state to state.

SUITABILITY RISK
Variable life insurance is designed for long term financial planning, and the policy is not suitable as a short-term investment. Surrender charges apply during the first seven years; therefore, it may not be appropriate for you to purchase a policy if you foresee the need to withdraw all or part of your policy value during the first few policy years.

TAX EFFECTS
Generally, under current federal income tax law, death benefits are not subject to income taxes. Earnings on the premiums invested in the Separate Account or the Guaranteed Interest Accounts are not subject to income taxes until there is a distribution from the policy. Taking a loan or a full or partial surrender from the policy could result in recognition of income for tax purposes.

RISK OF LAPSE

Your policy will remain in force as long as required premiums are paid and the policy value, less any outstanding debt, is enough to pay the monthly charges incurred under the policy. If the above conditions are not met, the policy will lapse, or end. You will receive an amount equal to the policy's cash surrender value in the event that the policy lapses and the cash surrender value is positive. We will alert you to an impending lapse situation and give you an opportunity to keep the policy in force by paying a specified amount.


Withdrawals, loans and associated loan interest can negatively affect policy value, and increase the risk of policy lapse.

INVESTMENT RISK

A comprehensive discussion of the risks of each fund purchased by a subaccount of the Separate Account may be found in the funds' prospectuses. Each series is subject to market fluctuations and the risks inherent with ownership of securities. There is no assurance that any series will achieve its stated investment objective.

THE FOLLOWING TABLES DESCRIBE THE FEES, AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING AND SURRENDERING THE POLICY. THERE ARE TWO TABLES DESCRIBING THE POLICY CHARGES. THE FIRST DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE POLICY, SURRENDER THE POLICY, TRANSFER POLICY VALUE BETWEEN INVESTMENT OPTIONS, OR EXERCISE THE OVERLOAN PROTECTION PROVISION.

                                   FEE TABLES

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                                                      TRANSACTION FEES
------------------------------------------------------------------------------------------------------------------------------------
            CHARGE                      WHEN DEDUCTED                                    AMOUNT DEDUCTED
------------------------------------------------------------------------------------------------------------------------------------
PREMIUM EXPENSE CHARGE           Upon premium payment         5% of the premium payment
------------------------------------------------------------------------------------------------------------------------------------

ADMINISTRATION CHARGE (1)        Monthly calculation day (2)  $0.04 per $1,000 of face amount to $35 per $1,000 of face amount
Minimum - Maximum                for the first 10 policy
Example for a Male, Age 45       years                        $0.04 per $1,000 of face amount to a maximum of $0.353 per $1,000 of face amount up to a maximum $80 per month
------------------------------------------------------------------------------------------------------------------------------------
SURRENDER CHARGE (3, 4)          Upon full surrender          35% of the policy's initial required annual premium, but not greater
                                 or lapse                     than policy value
------------------------------------------------------------------------------------------------------------------------------------
                                 Upon partial surrender       Full surrender charge multiplied by the result of dividing the
PARTIAL SURRENDER CHARGE (3, 4)  of policy value. Upon face   partial surrender amount by the policy value before the surrender.
                                 amount decrease
                                                              Full surrender charge multiplied by the result of dividing the face decrease amount by the face amount before the reduction.
------------------------------------------------------------------------------------------------------------------------------------
PARTIAL SURRENDER FEE            Upon partial surrender       We do not charge a partial surrender fee, but we reserve the right to charge up to a $25 fee from your policy value.
------------------------------------------------------------------------------------------------------------------------------------
                                                              We do not charge for transfers between investment options, but we
TRANSFER CHARGE                  Upon transfer                reserve the right to charge up to $20 per transfer after the first twelve transfers.
------------------------------------------------------------------------------------------------------------------------------------
OVERLOAN PROTECTION PROVISION    Upon exercise of the         A one-time transaction charge of 3.5% of the policy value will be
                                 option, a one-time charge    deducted.
                                 will be deducted on the
                                 next monthly calculation
                                 day(2)

------------------------------------------------------------------------------------------------------------------------------------

(1) The charges can vary by issue age.

(2) The monthly calculation day occurs on the same day as the policy date (the date from which policy years and anniversaries are measured) or, if that date does not fall in any given month, it will be the last day of that month.

(3) The surrender charge period is seven years.
(4) This charge is incurred only if there is a full surrender, partial surrender or face amount decrease.

THE NEXT TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE POLICY, NOT INCLUDING FUND FEES AND EXPENSES.

               PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES

------------------------------------------------------------------------------------------------------------------------------------
            CHARGE                      WHEN DEDUCTED                                    AMOUNT DEDUCTED
-------------------------------- ---------------------------- ----------------------------------------------------------------------
COST OF INSURANCE(1)             On each monthly
                                 calculation day.

  Minimum - Maximum                                           $0.095 per $1,000 of amount at risk(2) to $83.33 per $1,000 of amount at risk(2) each month.

  Example for a male age 45 in                                $0.11 per $1,000 of amount at risk(2) per month. The charge will
  the nontobacco premium class                                increase with age.
-------------------------------- ---------------------------- ----------------------------------------------------------------------
MORTALITY AND EXPENSE RISK       On each monthly
CHARGE(3)                        calculation day              0.075% each month from amounts allocated to the Separate Account.

  Maximum
-------------------------------- ---------------------------- ----------------------------------------------------------------------
                                                              Currently, there are no charges for taxes. We reserve the right to
TAX CHARGES                      When we become liable for    impose a charge should we become liable for taxes in the future.
                                 taxes                        Possible taxes would include state or federal income taxes on investment gains of the Separate Account and would be included in our calculation of subaccount values.
-------------------------------- ---------------------------- ----------------------------------------------------------------------
                                 Interest accrues daily and
                                 is due on each policy
LOAN INTEREST RATE CHARGE(4)     anniversary. If not paid     The maximum net cost to the policy value is 2% of the loan balance
                                 on that date, we will        on an annual basis.
                                 treat the accrued interest
                                 as another loan against
                                 the policy.

------------------------------------------------------------------------------------------------------------------------------------

(1) Cost of insurance charges will vary according to age, gender, underwriting class, policy year, net amount at risk, and the ratio of policy value to death benefit. The cost of insurance charges shown in the table may not be typical of the charges you will pay. Your policy's specifications page will indicate the guaranteed cost of insurance applicable to your policy. More detailed information concerning your cost of insurance is available upon request. Before you purchase the policy, we will provide you personalized illustrations of your future benefits under the policy based upon the age and premium class of the person you wish to insure, the death benefit option, face amount, planned periodic premiums, and riders requested.

(2) The amount at risk at any given time is the difference between the total death benefit we would pay and the policy value.

(3) We currently offer reduced mortality and expense risk charges beginning in policy year 11 if your policy meets certain criteria. For more information, see "Charges and Deductions."

(4) The maximum net cost to the policy is the difference between the rate we charge for the outstanding loan, and the rate we credit the loaned portion of the Guaranteed Interest Account, where we allocate policy value equal to the amount of the loan, as collateral. The net cost to the policy can be as low as 0.00% on an annual basis. For more information, see "Charges and Deductions" and "Loans."

THE NEXT TABLE SHOWS THE MINIMUM AND MAXIMUM FEES AND EXPENSES CHARGED BY THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE POLICY. MORE DETAIL CONCERNING EACH OF THE FUND'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH FUND.

                   MINIMUM AND MAXIMUM FUND OPERATING EXPENSES

                                                                               Minimum                             Maximum
Total Annual Fund Operating Expenses (1)                                        0.30%               -               5.73%
(expenses that are deducted from a fund's assets,
including management fees, distribution and/or
12b-1 fees, and other expenses)

(1) The total and net fund operating expenses for each available investment portfolio are given in the following tables.

ANNUAL FUND EXPENSES (as a percentage of fund average net assets for the year ended 12/31/03)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                           Rule
                                                           Investment      12b-1        Other Operating       Total Annual Fund
                        Series                           Management Fee    Fees            Expenses               Expenses
-----------------------------------------------------------------------------------------------------------------------------------

THE PHOENIX EDGE SERIES FUND
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen International                                0.75%          N/A             0.32%                  1.07%
-----------------------------------------------------------------------------------------------------------------------------------

Phoenix-AIM Growth                                            0.75%          N/A             0.42%(3)               1.17%(7)
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Alger Small-Cap Growth                                0.85%          N/A             2.89%(1)               3.74%(7)

-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Alliance/Bernstein Enhanced Index                     0.45%          N/A             0.29%(2)               0.74%(7)
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Duff & Phelps Real Estate Securities                  0.75%          N/A             0.32%                  1.07%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Capital Growth                               0.66%          N/A             0.19%                  0.85%
-----------------------------------------------------------------------------------------------------------------------------------

Phoenix-Engemann Growth and Income                            0.70%          N/A             0.31%(3)               1.01%(7)

-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Small-Cap Growth                             0.90%          N/A             0.83%(4)               1.73%(7)
-----------------------------------------------------------------------------------------------------------------------------------

Phoenix-Engemann Strategic Allocation                         0.58%          N/A             0.19%                  0.77%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Value Equity                                 0.70%          N/A             0.32%(3)               1.02%(7)

-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Money Market                                  0.40%          N/A             0.19%                  0.59%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Multi-Sector Fixed Income                     0.50%          N/A             0.24%                  0.74%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Multi-Sector Short Term Bond                  0.50%(5)       N/A             1.06%(2, 6)            1.56%(7)
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Kayne Rising Dividends                                0.70%          N/A             1.67%(1)               2.37%(7)
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Kayne Small-Cap Quality Value                         0.90%          N/A             4.83%(1)               5.73%(7)
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lazard International Equity Select                    0.90%          N/A             1.13%(1)               2.03%(7)
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lazard Small-Cap Value                                0.90%          N/A             2.43%(1)               3.33%(7)
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lord Abbett Bond-Debenture                            0.75%          N/A             1.77%(1)               2.52%(7)
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lord Abbett Large-Cap Value                           0.75%          N/A             1.10%(1)               1.85%(7)
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lord Abbett Mid-Cap Value                             0.85%          N/A             2.32%(1)               3.17%(7)
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Northern Dow 30                                       0.35%          N/A             0.66%(3)               1.01%(7)
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Northern Nasdaq-100 Index(R)                          0.35%          N/A             1.10%(3)               1.45%(7)
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Mid-Cap Value                       1.05%          N/A             0.32%(3)               1.37%(7)
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Small-Cap Value                     1.05%          N/A             0.47%(3)               1.52%(7)
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Seneca Mid-Cap Growth                                 0.80%          N/A             0.36%(4)               1.16%(7)
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Seneca Strategic Theme                                0.75%          N/A             0.30%                  1.05%
-----------------------------------------------------------------------------------------------------------------------------------

(1) The advisor voluntarily agrees to reimburse this series for other operating expenses that exceed 0.15% of the series' average net assets.

(2) The advisor voluntarily agrees to reimburse this series for other operating expenses that exceed 0.20% of the series' average net assets.

(3) The advisor voluntarily agrees to reimburse this series for other operating expenses that exceed 0.25% of the series' average net assets.

(4) The advisor voluntarily agrees to reimburse this series for other operating expenses that exceed 0.35% of the series' average net assets.

(5) The advisor voluntarily agreed to waive this series' investment management fee through May 31, 2004.

(6) The series' other operating expenses have been annualized based on actual operating expenses for the period ended December 31, 2003.

(7) The chart below shows net annual fund expenses after voluntary reimbursements or waivers by the advisor.


                                                               Net                                                            Net
                                                               ---                                                            ---
                                                              Annual                                                         Annual
                                                              ------                                                         ------
                                             Reimbursements    Fund                                          Reimbursements   Fund
                                             --------------    ----                                          --------------   ----
                 Series                         & Waivers    Expenses                    Series                 & Waivers   Expenses
                 ------                         ---------    --------                    ------                 ---------   --------
Phoenix-AIM Growth                              (0.17%)        1.00%    Phoenix-Lazard International Equity     (0.98%)      1.05%
                                                                        Select
Phoenix-Alger Small-Cap Growth                  (2.74%)        1.00%    Phoenix-Lazard Small-Cap Value          (2.28%)      1.05%
Phoenix-Alliance/Bernstein Enhanced Index       (0.09%)        0.65%    Phoenix-Lord Abbett Bond-Debenture      (1.62%)      0.90%
Phoenix-Engemann Growth and Income              (0.06%)        0.95%    Phoenix-Lord Abbett Large-Cap Value     (0.95%)      0.90%
Phoenix-Engemann Small-Cap Growth               (0.48%)        1.25%    Phoenix-Lord Abbett Mid-Cap Value       (2.17%)      1.00%
Phoenix-Engemann Value Equity                   (0.07%)        0.95%    Phoenix-Northern Dow 30                 (0.41%)      0.60%
Phoenix-Goodwin Multi-Sector Short Term Bond(8) (0.86%)        0.70%    Phoenix-Northern Nasdaq-100 Index(R)    (0.85%)      0.60%

Phoenix-Kayne Rising Dividends                  (1.52%)        0.85%    Phoenix-Sanford Bernstein Mid-Cap Value (0.07%)      1.30%
Phoenix-Kayne Small-Cap Quality Value           (4.68%)        1.05%    Phoenix-Seneca Mid-Cap Growth           (0.01%)      1.15%

(8) These rates recognize that, effective June 1, 2004, the investment management fee will no longer be waived. Before June 1, 2004, these rates are (1.36%) and 0.20%, respectively.

    (NOTE: Each or all of the voluntary expense reimbursements and waivers noted in the chart above may be changed or eliminated at any time without notice.)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                       Net Annual
                                                                  Rule                                               Fund Expenses
                                                   Investment  12b-1 or      Other                    Contractual        After
                                                   Management   Service    Operating   Total Annual  Reimbursements  Reimbursements
                     Series                           Fee         Fees     Expenses   Fund Expenses    & Waivers       & Waivers
------------------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS - SERIES I SHARES
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund                   0.61%        N/A        0.24%        0.85%         (0.00%)         0.85%
------------------------------------------------------------------------------------------------------------------------------------

AIM V.I. Mid-Cap Core Equity Fund                    0.85%        N/A        1.42%        2.27%           ---          ---(12)

------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Premier Equity Fund                         0.61%        N/A        0.24%        0.85%         (0.00%)         0.85%
------------------------------------------------------------------------------------------------------------------------------------
THE ALGER AMERICAN FUND - CLASS O SHARES
------------------------------------------------------------------------------------------------------------------------------------
Alger American Leveraged AllCap Portfolio            0.85%        N/A        0.12%        0.97%         (0.00%)         0.97%
------------------------------------------------------------------------------------------------------------------------------------
FEDERATED INSURANCE SERIES
------------------------------------------------------------------------------------------------------------------------------------
Federated Fund for U.S. Government Securities II     0.60%       0.25%(1)    0.12%        0.97%           ---          ---(12)
------------------------------------------------------------------------------------------------------------------------------------
Federated High Income Bond Fund II - Primary Shares  0.60%       0.25%(1)    0.15%        1.00%           ---          ---(12)
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VARIABLE INSURANCE PRODUCTS - SERVICE CLASS
------------------------------------------------------------------------------------------------------------------------------------
VIP Contrafund(R) Portfolio(2)                       0.58%       0.10%       0.09%        0.77%           ---          ---(12)
------------------------------------------------------------------------------------------------------------------------------------
VIP Growth Opportunities Portfolio(2)                0.58%       0.10%       0.14%        0.82%           ---          ---(12)
------------------------------------------------------------------------------------------------------------------------------------
VIP Growth Portfolio(3)                              0.58%       0.10%       0.09%        0.77%           ---          ---(12)
------------------------------------------------------------------------------------------------------------------------------------
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST - CLASS 2
------------------------------------------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund                        0.60%       0.25%(4)    0.20%        1.05%         (0.00%)         1.05%
------------------------------------------------------------------------------------------------------------------------------------
Templeton Foreign Securities Fund                    0.69%(5)    0.25%       0.22%        1.16%         (0.04%)         1.12%
------------------------------------------------------------------------------------------------------------------------------------
Templeton Growth Securities Fund(6)                  0.81%       0.25%(4)    0.07%        1.13%         (0.00%)         1.13%
------------------------------------------------------------------------------------------------------------------------------------
SCUDDER INVESTMENTS VIT FUNDS - CLASS A
------------------------------------------------------------------------------------------------------------------------------------
Scudder VIT EAFE(R) Equity Index Fund(8)             0.45%        N/A        0.64%        1.09%         (0.44%)         0.65%
------------------------------------------------------------------------------------------------------------------------------------
Scudder VIT Equity 500 Index Fund(9)                 0.20%        N/A        0.10%        0.30%         (0.00%)         0.30%
------------------------------------------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC. - CLASS I SHARES
------------------------------------------------------------------------------------------------------------------------------------
Technology Portfolio(10)                             0.80%        N/A        0.53%        1.33%           ---          ---(12)
----------------------------------------------------------------------------------------------------------------------------------
WANGER ADVISORS TRUST
------------------------------------------------------------------------------------------------------------------------------------
Wanger International Select(11)                      1.00%        N/A        0.54%        1.54%         (0.09%)         1.45%
------------------------------------------------------------------------------------------------------------------------------------
Wanger International Small Cap                       1.22%        N/A        0.19%        1.41%         (0.00%)         1.41%
------------------------------------------------------------------------------------------------------------------------------------
Wanger Select                                        0.95%        N/A        0.20%        1.15%         (0.00%)         1.15%
------------------------------------------------------------------------------------------------------------------------------------
Wanger U.S. Smaller Companies                        0.93%        N/A        0.06%        0.99%         (0.00%)         0.99%
------------------------------------------------------------------------------------------------------------------------------------

(1)  The fund has voluntarily agreed to waive this service fee.
(2) A portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time.
(3) A portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. These offsets may be discontinued at any time.
(4) per year of the fund's average annual net assets, the fund's Board of Trustees has set the current rate at 0.25% per year.

(5) The advisor has contractually agreed to reduce its investment management fee to reflect reduced services resulting from the fund's investment in a Franklin Templeton money fund. This reduction is required by the fund's Board of Trustees and an order by the SEC. After such reductions, the management fees are 0.65% for the Templeton Foreign Securities Fund.

(6) The fund administration fee is paid indirectly through the investment management fee.
(7)  The funds' operating expenses have been annualized.
(8) The advisor has contractually agreed to waive its fees and/or reimburse expenses of the fund in excess of 0.65% of the average daily net assets until April 30, 2005.
(9) The advisor has contractually agreed to waive its fees and/or reimburse expenses of the fund in excess of 0.30% of the average daily net assets until April 30, 2005.
(10) The advisor has agreed to reduce fees payable to it and to reimburse expenses of the portfolio in excess of 1.15% (excluding interest and extraordinary expenses).
(11) The advisor has contractually agreed to limit net annual fund expenses to 1.45% of the series' average net assets until April 30, 2005.
(12) The chart below shows net annual fund expenses after voluntary reimbursements or waivers by the advisor.

                         Series                       Non-contractual Reimbursements & Waivers       Net Annual Fund Expenses
                         ------                       ----------------------------------------       ------------------------

   AIM V.I. Mid Cap Core Equity Fund                                   (1.17%)                                1.10%

   Federated Fund for U.S. Government Securities II                    (0.25%)                                0.72%
   Federated High Income Bond Fund II - Primary Shares                 (0.25%)                                0.75%
   VIP Contrafund(R) Portfolio                                         (0.02%)                                0.75%
   VIP Growth Opportunities Portfolio                                  (0.02%)                                0.80%
   VIP Growth Portfolio                                                (0.03%)                                0.74%
   Technology Portfolio                                                (0.18%)                                1.15%

(NOTE: Each or all of the voluntary expense reimbursements and waivers noted in the chart above may be changed or eliminated at any time without notice.)

PHL VARIABLE INSURANCE COMPANY
--------------------------------------------------------------------------------
PHL Variable Insurance Company is a Connecticut stock life insurance company incorporated July 15, 1981. We sell life insurance policies and annuity contracts through our affiliated distribution companies and through brokers. Our executive and administrative office is at One American Row in Hartford, Connecticut 06102.

PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT
--------------------------------------------------------------------------------
PHL Variable established the Separate Account as a separate account under Connecticut insurance law on September 10, 1998. The Separate Account is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise the management, investment practices or policies of the Separate Account or of PHL Variable.

All income, gains or losses, whether or not realized, of the Separate Account are credited to or charged against amounts placed in the Separate Account without regard to the other income, gains and losses of PHL Variable. The assets of the Separate Account may not be charged with liabilities arising out of any other business we conduct. PHL Variable is responsible for all obligations under the policies.

The Separate Account is divided into subaccounts, each of which is available for allocation of policy value. We determine the value of each subaccount's shares at the end of every valuation day that the New York Stock Exchange ("NYSE") is open. Each subaccount will invest solely in a single investment portfolio of a fund. The fund names and the portfolio names are listed on page one of this prospectus. Each portfolio's investment type is given in Appendix A.

PHL Variable does not guarantee the investment performance of the Separate Account or any of its subaccounts. The policy value allocated to the Separate Account depends on the investment performance of the underlying funds. As policy owner, you bear the full investment risk for all monies invested in the Separate Account.

We reserve the right to add, remove, modify, or substitute portfolios in which the Separate Account invests.

Copies of the fund prospectuses may be obtained by writing to us or calling us at the address or telephone number provided on the front page of this prospectus.

VALUATION DATE
A valuation date is every day the New York Stock Exchange ("NYSE") is open for trading and PHL Variable is open for business. However, transaction processing may be postponed for the following reasons:

1.  the NYSE is closed or may have closed early;
2.  the SEC has determined that a state of emergency exists; or
3. on days when a certain market is closed (e.g., the U.S. Government bond market is closed on Columbus Day and Veteran's Day).

The NYSE Board of Directors reserves the right to change the NYSE schedule as conditions warrant. On each valuation date, the value of the Separate Account is determined at the close of the NYSE (currently 4:00 p.m. Eastern Time). The NYSE is scheduled to be closed on the following days:

---------------------------------------------------------
 New Year's Day                   Independence Day
--------------------------------------------------------
 Martin Luther King, Jr. Day       Labor Day
--------------------------------------------------------

 President's Day                  Thanksgiving Day

---------------------------------------------------------
 Good Friday                      Christmas Day
---------------------------------------------------------
 Memorial Day
---------------------------------------------------------

PERFORMANCE HISTORY
We may choose to include performance history of the subaccounts or the underlying portfolios in advertisements, sales literature or reports. Performance information about each subaccount is based on past performance and is not an indication of future performance.

VOTING RIGHTS
--------------------------------------------------------------------------------
We legally own all fund shares held by the subaccounts; however, we vote those shares at shareholder meetings according to voting instructions we receive from policy owners with an interest in the subaccounts. We may decide to vote the shares in our own right should the law change to permit us to do so.

While your policy is in effect, you may provide us with voting instructions for each subaccount in which you have an interest. We determine the number of votes you may cast by applying your percentage interest in a subaccount to the total number of votes attributable to the subaccount.

We will send you proxy material, reports and other materials relevant to the subaccounts in which you have a voting interest. In order to vote you must complete the proxy form and return it with your voting instructions. You may also be able to vote your interest by telephone or over the Internet if such instructions are included in the proxy material. We will vote all of the shares we own on your behalf, in accordance with your instructions. We will vote the shares for which we do not receive instructions, and any other shares we own, in the same proportion as the shares for which we do receive instructions.

We may ask you to provide voting instructions for such items as:

1)  the election of the fund's Trustees;

2)  the ratification of the independent accountants for the fund;

3)  approval or amendment of investment advisory agreements;

4)  a change in fundamental policies or restrictions of the series; and

5)  any other matters requiring a shareholder vote.

You may obtain an available fund's prospectus by contacting us at the address and telephone number given on page one.

THE GUARANTEED INTEREST ACCOUNTS
--------------------------------------------------------------------------------
In addition to the Separate Account, you may allocate premiums or transfer values to the Guaranteed Interest Account or Long-term Guaranteed Interest Accounts. Amounts you allocate to the Guaranteed Interest Accounts are deposited in our general account. You do not share in the investment experience of our general account. Rather, we guarantee a minimum rate of return on the allocated amounts. Although we are not obligated to credit interest at a higher rate than the minimum, we may credit any excess interest as determined by us based on expected investment yield information.

The Long-term Guaranteed Interest Account has more restrictive transfer options out of the general account than the Guaranteed Interest Account so that longer term investments can be made.

We reserve the right to limit total deposits to the Guaranteed Interest Accounts to no more than $250,000 during any one-week period per policy.

You may make transfers into the Guaranteed Interest Accounts at any time. In general, you may make only one transfer per year from the Guaranteed Interest Accounts. Transfers from the Guaranteed Interest Accounts may also be subject to other rules as described in this prospectus.

Because of exemptive and exclusionary provisions, we have not registered interests in our general account under the Securities Act of 1933. Also, we have not registered our general account as an investment company under the Investment Company Act of 1940, as amended. Therefore, neither the general account nor any of its interests are subject to these Acts, and the U.S. Securities and Exchange Commission ("SEC") has not reviewed the general account disclosures. These disclosures may, however, be subject to certain provisions of the federal securities law regarding accuracy and completeness of statements made in this prospectus.

The features specific to each type of Guaranteed Interest Account are detailed below.

GUARANTEED INTEREST ACCOUNT
We reserve the right to limit transfers to the Guaranteed Interest Account to no more than $250,000 during any one-week period per policy. The amount that can be transferred out is limited to the greater of $1,000 or 25% of the policy value in the non-loaned portion of the Guaranteed Interest Account as of the date of the transfer. You may transfer the total non-loaned policy value out of the Guaranteed Interest Account to one or more of the subaccounts over a consecutive 4-year period according to the following schedule:

[diamond]   First Year:     25% of the total value
[diamond]   Second Year:    33% of remaining value
[diamond]   Third Year:     50% of remaining value
[diamond]   Fourth Year:    100% of remaining value

LONG-TERM GUARANTEED INTEREST ACCOUNT
The amount that can be transferred out is limited to the greatest of (a) $1,000,
(b) 10% of the policy value in the Long-term Guaranteed Interest Account as of the date of the transfer, or (c) the amount of policy value transferred out of the Long-term Guaranteed Interest Account in the prior policy year.

Transfers from the Long-term Guaranteed Interest Account are not permitted under the Systematic Transfer Programs.

We reserve the right to limit transfers and cumulative premium payments to $1,000,000 over a 12-month period.

CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

GENERAL
Charges affect your policy value and the amount you may receive from your policy.

We make deductions to compensate us for our various expenses in selling, maintaining, underwriting and issuing the policy and guaranteeing the insurance benefits.

CHARGES DEDUCTED FROM PREMIUM PAYMENTS

PREMIUM EXPENSE CHARGE
We deduct a charge of 5% from each premium payment to the policy that we use to reimburse the Company for a variety of expenses we incur in selling the policy (e.g., commissions, advertising and printing).

PERIODIC CHARGES

MONTHLY CHARGES
We make monthly deductions on each monthly calculation day from the subaccounts, the non-loaned portion of the Guaranteed Interest Account and the Long-term Guaranteed Interest Account according to your specified allocation instructions. Should any of the investment options on your schedule become depleted, we will proportionally increase the deduction from the remaining investment options.


COST OF INSURANCE
We determine this charge by multiplying the appropriate cost of insurance rate by the amount at risk. The amount at risk is the difference between your policy's death benefit and your policy value. We generally base our rates on gender, age, and risk class. We also consider the duration, or how long the policy has been in force. We are not permitted to consider gender as a factor in some states and under certain qualified plans. We base the actual monthly cost of insurance charge on what we expect our future mortality experiences will be. Charges will not exceed the guaranteed cost of insurance rates set forth in your policy. The guaranteed maximum rates are equal to 125% of the 1980 Commissioners Standard Ordinary

("CSO") Mortality Table, based on the insured's last birthday. We will apply any change in our cost of insurance rates uniformly to all persons of the same gender, insurance age and risk class whose policies have been in force for the same length of time. We currently insure lives as either non-tobacco risk class or a tobacco risk class involving a higher mortality risk. We determine your risk class based on your health and the medical information you provide. Lives in the non-tobacco risk classes will have a lower cost of insurance for otherwise identical policies, than lives in the higher mortality tobacco risk class.


The current monthly cost of insurance rate will vary based on the ratio of the policy value to the death benefit on any monthly calculation date. If the ratio of the policy value to the death benefit is greater than or equal to 20% and less than 40%, then the current cost of insurance rate will be discounted by 5%. If the ratio of the policy value to the death benefit is greater than 40%, then the current cost of insurance rate will be discounted by 10%.

-----------------------------------------------------------------
 RATIO OF POLICY VALUE TO DEATH    REDUCTION IN CURRENT COST OF
            BENEFIT                       INSURANCE RATE
--------------------------------- -------------------------------
Less than 20%                                   0%
--------------------------------- -------------------------------
Greater than or equal to 20%
and less than 40%                               5%
--------------------------------- -------------------------------
Greater than or equal to 40%                   10%
-----------------------------------------------------------------

MORTALITY AND EXPENSE RISK CHARGE
We assume a mortality risk that, as a whole, the people we insure may die sooner than expected. We would then pay greater total death benefits than we had expected.

We assume an expense risk that expenses we incur in issuing and maintaining the policies may exceed the administrative charges expected for the policies.

If the expenses do not exceed the charges, or if our mortality projections prove to be accurate, we may profit from this charge. We may use profits from this charge for any proper purpose, including the payment of sales expenses or any other expenses that may exceed income in a given year.


During the first ten policy years, your policy will pay a mortality and expense risk charge equal to .04% of the average daily balance in the subaccounts for the month on each monthly calculation day. Beginning in policy year 11, your policy will pay a mortality and expense risk charge equal to .01% of the average daily balance in the variable subaccounts for the month on each monthly calculation day. These rates are current and are not guaranteed. The guaranteed monthly mortality and expense risk charge is equal to .075% of the average daily balance in the variable subaccounts for the month on each monthly calculation day.


ADMINISTRATION CHARGE
We deduct a monthly charge per $1,000 of face amount during the first 10 policy years. The monthly charge per $1,000 of face amount is calculated as follows.

(Issue Age/150) - .08

The table below provides examples of the Administration Charge for various issue ages.

----------------------------------------------
                     ADMINISTRATION CHARGE
      ISSUE AGE     PER 1,000 OF FACE AMOUNT
----------------------------------------------
        18                   0.040
----------------------------------------------
        25                   0.087
----------------------------------------------
        35                   0.153
----------------------------------------------
        45                   0.220
----------------------------------------------
        55                   0.287
----------------------------------------------
        65                   0.353
----------------------------------------------

LOAN INTEREST CHARGED
We charge your policy for outstanding loans at the rates illustrated in the tables below. As shown, the rate we charge your policy is higher than the rate we credit the loaned portion of the Guaranteed Interest Account.
--------------------------------------------------------------
                                        RATE WE CREDIT THE
                                       LOANED PORTION OF THE
 POLICY        LOAN INTEREST RATE       GUARANTEED INTEREST
 YEARS               CHARGED                  ACCOUNT
------------ --------------------- ---------------------------
 1-10                  5%                       3%
------------ --------------------- ---------------------------
 11-15                 4%                       3%
------------ --------------------- ---------------------------
 16+                   3%                       3%
-------------------------------------------------------------

Loans can reduce the policy's death benefit. We deduct the amount of any outstanding loans plus any accrued loan interest from your policy value before we calculate the death benefit.

Subject to approval in your state, the policy loan interest rates for policy years 11 and subsequent, may change (based upon issue age of the insured). Under the revised schedule, we charge loan interest at an effective annual rate of 3% at the earlier of the 16th policy year or upon the insured reaching an attained age of 65 (but not before policy year 11).

CONDITIONAL CHARGES
The surrender charge applies during the first seven policy years if you surrender the policy for its cash surrender value, request a face amount decrease, or allow the policy to lapse.

[diamond] SURRENDER CHARGE. The surrender charge applies during the first seven policy years if you surrender the policy for its cash surrender value or request a face amount decrease. The surrender charge is 35% of the initial annual required premium amount. This charge is intended to recoup the costs incurred in issuing the policy. The actual surrender charge will never exceed policy value, therefore, we will never require you to submit an additional payment in order to surrender your policy. The surrender charge will be shown on your policy's schedule pages.

[diamond] PARTIAL SURRENDER CHARGE

          o REQUESTED FACE AMOUNT DECREASE - a pro rata portion of the surrender charge will be deducted from your policy value in direct proportion to any decrease in face amount. This charge is intended to recoup the costs of issuing the policy.

          o PARTIAL SURRENDER OF POLICY VALUE - a pro rata portion of the surrender charge will be deducted from your policy value in direct proportion to any surrender of policy value. Face amount reductions may result if you request a partial surrender of policy value. This charge is intended to recoup the costs of issuing the policy.


[diamond] PARTIAL SURRENDER FEE. Should you withdraw a portion of your policy value, we will not charge you. However, we reserve the right to charge up to a $25 fee from your policy value upon prior written notice. A portion of the surrender charge may also apply. This charge is intended to recoup the cost of administering the partial surrender of policy value.

[diamond] TRANSFER CHARGE. Currently, we do not charge for transfers, however, we reserve the right to charge up to $20 for each transfer in excess of twelve each policy year upon prior written notice. This charge, if we were to impose a transfer charge would be intended to recoup the cost of administering the transfer.


[diamond] OVERLOAN PROTECTION OPTION CHARGE. A one-time transaction charge of
          3.5% of the policy value will be deducted on the monthly calculation day following election of the option. This charge is intended to recoup the cost of insurance for the remainder of the policy duration.

TAX CHARGES
Currently, no charge is made against the Separate Account for federal income taxes that may be attributable to the Separate Account. The Separate Account may, however, make such a charge in the future for these or any other taxes attributable to the Separate Account, should the Separate Account become liable for such taxes.

FUND CHARGES

As compensation for investment management services to the funds, the advisors are entitled to fees, payable monthly and based on an annual percentage of the average aggregate daily net asset values of each series. We provide a table of these charges in the Fee Table Section of this prospectus.


These fund charges and other expenses are described more fully in the accompanying fund prospectuses.

CHARGE REDUCTIONS
We may reduce or eliminate charges we normally assess if we expect that the size or nature of a policy will lower our costs associated with the policy.

THE POLICY
--------------------------------------------------------------------------------

CONTRACT RIGHTS: OWNER, INSURED, BENEFICIARY

OWNER
The owner is the person named in the application for the policy and who will generally make the choices that determine how the policy operates while it is in force. When we use the terms "you" or "your" in this prospectus, we are referring to the owner.

INSURED
The insured is the person on whose life the policy is issued. You name this person in the application for the policy. A policy may be issued to insureds ages 18 through 65. We will require that you provide evidence that the person to be insured is, in fact, insurable.

BENEFICIARY
The beneficiary is the person you name in the application to receive any death benefit. You may name different classes of beneficiaries, such as primary and contingent. These classes will set the order of payment.

Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before the insured dies by sending a written request to VULA. Generally, the change will take effect as of the date your request is signed.

If no beneficiary is living when the person insured dies, we will pay you the death benefit, unless you have given us other instructions; or, if you are no longer living, we will pay the death benefit to your estate.

CONTRACT LIMITATIONS

ASSIGNMENT
[diamond] You may assign the policy. We will not be bound by such assignment until we receive a written copy of the assignment at VULA, nor will we be liable for any payment we make before then. We assume no responsibility for determining whether an assignment is valid.

[diamond] Subject to applicable legal and regulatory requirements, the Company reserves the right to purchase your policy in those instances where you have agreed to sell your policy to a duly licensed viatical settlement company. If the Company exercises this right it will pay the agreed upon price offered by the viatical settlement company.

PURCHASING A POLICY

UNDERWRITING PROCEDURES
We base our rates on the insured person's gender, attained age and risk class. We also consider the duration, or how long the policy has been in force. We may require certain medical information in order to determine the risk class of the person to be insured. We are not permitted to consider gender as a factor in some states and under certain qualified plans.

We will accept payment with your application and allocate the premium as described below. We retain the right to refuse to process your application within seven days after we receive it. Should we decline to process your application, we will return the premium you paid. We retain the right to decline to issue your policy even if we have approved your application for processing. Should we decline to issue your policy, we will refund to you the same amount we would refund had the policy been issued and returned during your "right to cancel" period.

ELIGIBLE PURCHASERS
You may purchase a policy on the life of any person as long as you are at least 18 years old, and have an insurable interest in the life to be insured. You must also have the consent of the person to be insured.


PREMIUM PAYMENTS
This prospectus describes a fixed and flexible premium variable universal life insurance policy. It has a required premium for the first four years with flexible premiums thereafter. It has a death benefit, cash surrender value and a loan privilege, as does a traditional fixed benefit whole life policy. The policy differs from a fixed benefit whole life policy, however, because you may allocate your premium into one or more of several subaccounts of the Separate Account or the Guaranteed Interest Accounts. Each subaccount of the Separate Account, in turn, invests its assets exclusively in a portfolio of the funds. The policy value varies according to the investment performance of the funds to which premiums have been allocated.


A number of factors concerning the person insured and the policy features you desire will affect our required issue premium. The age, gender, and risk class can affect the issue premium, as can policy features such as the face amount and added benefits.

The issue premium is due on the policy date. The insured person must be alive when the issue premium is paid. You must deliver the issue premium payment to your registered representative, who will forward it to our underwriting department.

We reduce premium payments by the premium expense charge before we apply them to your policy. We will apply this net premium among your chosen investment options. We will buy any subaccount units at the subaccount unit values next calculated after we receive the premium. We establish maximum premium limits and may change them from time to time. The minimum premium payment during a grace period is the amount needed to prevent policy lapse. At all other times the minimum acceptable payment is $25. The policy contains a total premium limit as shown on the schedule page. This limit is applied to the sum of all premiums paid under the policy. If the total premium limit is exceeded, the policy owner will receive the excess, with interest at an annual rate of not less than 4%, not later than 60 days after the end of the policy year in which the limit was exceeded. The policy value will then be adjusted to reflect the refund. To pay such refund, amounts taken from each subaccount or the Guaranteed Interest Accounts will be done in the same manner as for monthly deductions. You may write to us and give us different instructions. The total premium limit may be exceeded if additional premium is needed to prevent lapse or if we subsequently determine that additional premium would be permitted by federal laws or regulations.

PAYMENT BY CHECK
We may wait to credit your policy if you pay by check until your check has cleared your bank.

AUTOMATED PAYMENTS
You may elect to have us deduct periodic premium payments directly from your bank account. The minimum we will withdraw under such a plan is $25 per month.

ALLOCATION OF PREMIUM
We will generally allocate the issue premium less applicable charges to the Separate Account or to the Guaranteed Interest Accounts upon receipt of a completed application, in accordance with your allocation instructions. However, policies issued in certain states and policies issued in certain states pursuant to applications which state the policy is intended to replace existing insurance, are issued with a Temporary Money Market Allocation Amendment. Under this Amendment, we temporarily allocate the entire issue premium paid less applicable charges (along with any other premiums paid during your right to cancel period) to the money market subaccount of the Separate Account and, at the expiration of the right to cancel period, the policy value of the money market subaccount is allocated among the subaccounts of the Separate Account or to the Guaranteed Interest Accounts in accordance with your allocation instructions in the application for insurance.

Premium payments received by us will be reduced by the premium expense charge. Premium payments received during a grace period, after deduction of the premium expense charge, will first be used to cover any monthly deductions during the grace period. Any balance will be applied on the payment date to the various subaccounts of the Separate Account or to the Guaranteed Interest Accounts, based on the premium allocation schedule elected in the application for the policy or by your most recent instructions. See "Transfer of Policy Value--Nonsystematic Transfers."

POLICY REFUND
Should you elect to return your policy under your right to cancel, we will treat your policy as if we had never issued it. For policies other than those issued with a Temporary Money Market Allocation Amendment, we will return the sum of the following as of the date we receive the returned policy:


1)  the current policy value less any unpaid debt; plus

2)  any monthly deductions and other charges made under the policy.

For policies issued with the Temporary Money Market Amendment, the amount returned will equal any premiums paid less any unpaid debt and less any partial surrender amounts paid.


We retain the right to decline to process an application within seven days of our receipt of the completed application for insurance. If we decline to process the application, we will return the premium paid. Even if we have approved the application for processing, we retain the right to decline to issue the policy. If we decline to issue the policy, we will refund to you the same amount as would have been refunded under the policy had it been issued but returned for refund while you have your right to cancel.

GENERAL
--------------------------------------------------------------------------------

POSTPONEMENT OF PAYMENTS
We may postpone payment of surrenders, partial withdrawals, policy loan or death benefits under certain circumstances. We may also postpone subaccount transfers under any of the following circumstances:

[diamond] We may postpone for up to six months, payment for any transaction that depends on the value of the Guaranteed Interest Accounts.

[diamond] We may postpone payment whenever the NYSE is closed other than for customary weekend and holiday closings, trading on the NYSE is restricted, on days when a certain market is closed (e.g., the U.S. Government bond market is closed on Columbus Day and Veteran's Day) or may have closed early; or

[diamond] When the SEC decides an emergency exists and the sale of securities or the determination of the value of securities in the Separate Account is not reasonably practicable.

Transfers also may be postponed under these circumstances.

DEATH BENEFIT
Death Benefit Option 1 will pay the policy's face amount on the date of the insured person's death but not less than the minimum death benefit.

Death Benefit Option 2 will pay the policy's face amount plus the policy value on the date of the insured person's death but not less than the minimum death benefit.

All policies will be issued with Death Benefit Option 2. Death Benefit Option changes are permitted after the 4th policy year.

After age 100, the death benefit option is automatically changed to Death Benefit Option 1.

We will determine the minimum death benefit by increasing the policy value on the date of death using the applicable percentage as shown by a table in your policy. The applicable percentage will be based on the insured person's attained age at the beginning of the policy year in which death occurs.

Loans can reduce the policy's death benefit. We deduct the amount of any outstanding loans plus any accrued loan interest from your policy value before we calculate the death benefit.

PARTIAL SURRENDER AND REQUESTED DECREASES IN FACE AMOUNT:
EFFECT ON DEATH BENEFIT
A partial surrender or a requested decrease to face amount generally decreases the death benefit. Upon a decrease in face amount or partial surrender, a partial surrender charge may be deducted from policy value based on the amount of the decrease or partial surrender. A requested decrease in face amount reduces the death benefit on the next monthly calculation day by the requested amount of the face decrease. A partial surrender reduces the death benefit immediately by the amount of the partial surrender. A decrease in the death benefit may have tax consequences.

REQUESTS FOR DECREASE IN FACE AMOUNT
You may request a decrease in face amount at any time after the first policy year. Unless we agree otherwise, the decrease must be at least $25,000 and the face amount remaining after the decrease must be at least $25,000. All face amount decrease requests must be in writing and will be effective on the first monthly calculation day following the date we approve the request. A partial surrender charge will be deducted from the policy value based on the amount of the decrease. The charge will equal the applicable surrender charge that would apply to a full surrender multiplied by a fraction. The fraction is equal to the decrease in face amount divided by the face amount of the policy before the decrease. Generally, there will be a pro-rata reduction of the cost of insurance and administration charges. For more information, see "Federal Income Tax Consideration - Partial Surrenders."


REQUESTS FOR INCREASE IN FACE AMOUNT
Face amount increases are not available with this policy.


PAYMENT OF PROCEEDS
--------------------------------------------------------------------------------

SURRENDER AND DEATH BENEFIT PROCEEDS
We will process death benefits and full or partial surrenders at values next computed after we receive the request for surrender or due proof of death, provided such request is complete and in good order. Payment of surrender or death proceeds usually will be made in one lump sum within seven days, unless another mode of payment has been agreed upon by you and us. Payment of the death proceeds, however, may be delayed if the claim for payment of the death proceeds needs to be investigated; e.g., to ensure payment of the proper amount to the proper payee. Any such delay will not be beyond that reasonably necessary to investigate such claims consistent with insurance practices customary in the life insurance industry. Under this policy, the death proceeds will be paid when the insured person dies.

If the policy is assigned as collateral security, we will pay any amount due the assignee in one lump sum.

PAYMENT AMOUNT
We will make the death benefit payment based on the death benefit option in effect at the time.

--------------------------------------------------------------
                           Value we apply to payment option
-------------------------- -----------------------------------
Death Benefit Option 1     Policy face amount
-------------------------- -----------------------------------
Death Benefit Option 2     Policy face amount plus policy
                           value
--------------------------------------------------------------


We will pay the minimum death benefit if it is greater under your chosen option. We will reduce the amount of death benefit payment by the amount of any outstanding debt.

The cash surrender value is the policy value reduced by outstanding debt and any applicable surrender charge.

SURRENDERS
You may take a full or partial surrender of your policy at any time as long as insured person is living and the policy is in force. The amount available for surrender will be the cash surrender value at the end of the valuation period during which we receive the surrender request.

We generally pay a surrendered amount within seven days of receiving your written request in good order. We may postpone surrender payments under certain circumstances.

FULL SURRENDERS
You may fully surrender your policy by sending the policy to us along with the written release and surrender of all claims in a form satisfactory to us at VPMO.

PARTIAL SURRENDERS
You may receive a part of the policy's cash surrender value by requesting a partial surrender of the policy. You must submit a written request to VPMO. We may require you to return your policy before we make payment. A partial surrender will be effective on the date we receive your written request and the returned policy, if required.

We do not normally permit partial surrenders of less than $500 or if the resulting death benefit would be less than $25,000. We may require you to surrender the entire value allocated to an investment option if the partial surrender would result in a value below $500 in that investment option.

You may choose in what proportions we deduct the following amounts from among your investment options. If you do not choose, we will make the deductions in the same manner as for monthly deductions. A partial surrender will reduce your policy value by the sum of the:

o Partial Surrender Amount - the portion of the cash surrender value you choose, but not less than $500; plus

o   Partial Surrender Fee of $25; plus

o Pro rated Surrender Charge. We deduct a pro rata portion of the surrender charge that would apply to a full surrender.


We will reduce your policy's cash surrender value by the partial surrender amount paid. If your policy has Death Benefit Option 1, we will reduce your policy's face amount by the same amounts as described above for the reduction of policy value.


TRANSFER OF POLICY VALUE


INTERNET, INTERACTIVE VOICE RESPONSE AND TELEPHONE TRANSFERS

You may transfer your policy value among the available investment options and make changes to your premium payment allocations by Internet, Interactive Voice Response or telephone. You may write to VPMO or call VULA between the hours of 8:30 AM and 4:00 PM, Eastern Time. (The appropriate address and telephone number are on page 1.) We will execute a written request the day we receive it at VPMO. We will execute transfers on the day you make the request except as noted below.


We do not charge for transfers at this time. However, we reserve the right to charge a fee of $20 for each transfer after your first twelve transfers in a policy year. Should we begin imposing this charge, we would not count transfers made under a Systematic Transfer Program toward the twelve- transfer limit. For more information, see "Disruptive Trading and Market Timing."

You may permit your registered representative to submit transfer requests on your behalf.


PHL Variable and Phoenix Equity Planning Corporation ("PEPCO"), our national distributor, will use reasonable procedures to confirm that transfer instructions are genuine. We require verification of account information and will record telephone instructions on tape. You will receive written confirmation of all transfers. PHL Variable and PEPCO may be liable for following unauthorized transfer instructions if we fail to follow our established security procedures. However, you will bear the risk of a loss resulting from instructions entered by an unauthorized third party that PHL Variable and PEPCO reasonably believe to be genuine.

We may modify or terminate your transfer and allocation privileges at any time. You may find it difficult to exercise these privileges during times of extreme market volatility. In such a case, you should submit your request in writing.


We will not accept batches of transfer instructions from registered representatives acting under powers of attorney for multiple policy owners, unless the registered representative's broker-dealer firm and PHL Variable have entered into a third-party transfer service agreement. If we reject a transfer request for any of these reasons, we will notify you of our decision in writing.

TRANSFER RESTRICTIONS
We do not permit transfers of less than $500 unless either


o the entire balance in the subaccount or the Guaranteed Interest Accounts is being transferred; or

o   the transfer is part of a Systematic Transfer Program.


We reserve the right to prohibit a transfer to any subaccount if the value of your investment in that subaccount immediately after the transfer would be less than $500. We further reserve the right to require that the entire balance of a subaccount or the Guaranteed Interest Accounts be transferred if the value of your investment in that subaccount immediately after the transfer, would be less than $500.


You may make only one transfer per policy year from the non-loaned portion of the Guaranteed Interest Account or the Long-term Guaranteed Interest Account. You may make additional transfers out of the Guaranteed Interest Account if the transfers are made as part of a Systematic Transfer Program or unless we agree to make an exception to this rule. The amount you may transfer is limited to the greater of $1,000 or 25% of the value of the non-loaned portion of the

Guaranteed Interest Account. The amount you may transfer is limited to the greater of $1,000 or 10% of the value of the Long-term Guaranteed Interest Account. You may transfer policy value into the Guaranteed Interest Accounts at anytime.


For more information on the Guaranteed Interest Accounts, please see, "The Guaranteed Interest Accounts."

DISRUPTIVE TRADING AND MARKET TIMING
Your ability to make transfers among subaccounts under the policy is subject to modification if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other policy owners.

Frequent purchases, redemptions and transfers, programmed transfers, transfers into and then out of a subaccount in a short period of time, and transfers of large amounts at one time ("Disruptive Trading") can have harmful effects for other policy owners. These risks and harmful effects include:

[diamond] dilution of the interests of long-term investors in a subaccount, if market timers or others transfer into the subaccount at prices that are below the true value or transfer out of the subaccount at prices that are higher than the true value;

[diamond] an adverse affect on portfolio management, as determined by portfolio management in its sole discretion, such as causing the underlying fund to maintain a higher level of cash than would otherwise be the case, or causing the underlying fund to liquidate investments prematurely; and

[diamond] increased brokerage and administrative expenses.

To protect our policy owners and the underlying funds from Disruptive Trading, we have adopted certain market timing policies and procedures.

Under our market timing policy, we could modify your transfer privileges for some or all of the subaccounts. Modifications include, but are not limited to, not accepting a transfer request from you or from any person, asset allocation service, and/or market timing service made on your behalf. We may also limit the amount that may be transferred into or out of any subaccount at any one time. Unless prohibited by the terms of the policy, we may (but are not obligated to):

[diamond] limit the dollar amount and frequency of transfers (e.g., prohibit more than one transfer a week, or more than two a month, etc.),

[diamond] restrict the method of making a transfer (e.g., require that all transfers into a particular subaccount be sent to our Service Center by first class U.S. mail and rescind telephone or fax transfer privileges),

[diamond] require a holding period for some subaccounts (e.g., prohibit transfers into a particular subaccount within a specified period of time after a transfer out of that subaccount),

[diamond] impose redemption fees on short-term trading (or implement and administer redemption fees imposed by one or more of the underlying funds), or

[diamond] impose other limitations or restrictions.

Currently we attempt to detect Disruptive Trading by monitoring both the dollar amount of individual transfers and the frequency of a policy owner's transfers. With respect to both dollar amount and frequency, we may consider an individual transfer alone or when combined with transfers from other policies owned by or under the control or influence of the same individual or entity. We currently review transfer activity on a weekly basis. We also consider any concerns brought to our attention by the managers of the underlying funds. We may change our monitoring procedures at any time without notice.

Currently we attempt to detect Disruptive Trading by monitoring activity for all policies. If a policy owner's transfer request exceeds the transfer parameters, we may send the owner a warning letter. Then, if at any time thereafter the owner's transfer activity exceeds the transfer parameters, we will revoke the policy owner's right to make Internet and Interactive Voice Response (IVR) transfers. We will notify policy owners in writing (by mail to their address of record on file with us) if we limit their trading.

We have adopted these policies and procedures as a preventative measure to protect all policy owners from the potential affects of Disruptive Trading, while also abiding by any rights that policy owners may have to make transfers and providing reasonable and convenient methods of making transfers that do not have the potential to harm other policy owners.

We currently do not make any exceptions to the policies and procedures discussed above to detect and deter Disruptive Trading. We may reinstate Internet, IVR, telephone and fax transfer privileges after they are revoked, but we will not reinstate these privileges if we have reason to believe that they might be used thereafter for Disruptive Trading.

We cannot guarantee that our monitoring will be 100% successful in detecting all transfer activity that exceeds the parameters discussed above (and we do not guarantee that these are appropriate transfer parameters to prevent Disruptive Trading). We cannot guarantee that revoking or limiting a policy owner's Internet, IVR, telephone and fax transfer privileges will successfully deter all Disruptive Trading. In addition, some of the underlying funds are available to insurance companies other than Phoenix and we do not know whether those other insurance companies have adopted any policies and procedures to detect and deter Disruptive Trading, or if so what those policies and procedures might be.

We do not include transfers made pursuant to the Dollar Cost Averaging, Automatic Asset Rebalancing or other similar programs when applying our market timing policy.

We may, without prior notice, take whatever action we deem appropriate to comply with or take advantage of any state or federal regulatory requirement. In addition, orders for the purchase of underlying fund shares are subject to acceptance by the relevant fund. We reserve the right to reject, without prior notice, any transfer request into any subaccount if the purchase of shares in the corresponding underlying fund is not accepted for any reason.

SYSTEMATIC TRANSFER PROGRAMS
You may elect a systematic transfer program that we offer under the policy. We reserve the right to change, eliminate or add optional programs subject to applicable laws.

We base transfers under a Systematic Transfer Program on the subaccount values on the first day of the month following our receipt of your transfer request. Should the first day of the month fall on a holiday or weekend, we will process the transfer on the next business day. You may have only one program in effect at a time.

We do not charge for these programs.

DOLLAR COST AVERAGING PROGRAM: Dollar Cost Averaging periodically transfers policy value from one of the subaccounts or from the Guaranteed Interest Account (a "source account") to one or several of the available subaccounts ("target subaccounts") and the Long-term Guaranteed Interest Account. You choose to make these transfers monthly, quarterly, semiannually or annually. The minimums you may transfer from the source account are:

[diamond] $25 monthly              [diamond] $150 semiannually
[diamond] $75 quarterly            [diamond] $300 annually

You must have at least $2,000 in the source account to begin a Dollar Cost Averaging Program. Should the value in the source account fall below the transfer amount, we will transfer the remaining balance and end the Program. Transfers must be made in approximately equal amounts over a minimum of six months. The Dollar Cost Averaging Program is not available if you invest through a bank draft program.

You may start or discontinue this program at any time by submitting a written request to VPMO, or calling VULA (see page one). Dollar Cost Averaging does not ensure a profit nor guarantee against a loss in a declining market. The Dollar Cost Averaging Program is not available while the Asset Rebalancing Program is in effect.

ASSET REBALANCING PROGRAM: Under this program, we transfer policy value among the subaccounts to match your chosen allocation percentages. You can choose to have us make these transfers monthly, quarterly, semiannually or annually. We reserve the right to not permit transfers to or from the Guaranteed Interest Accounts.

You may start or discontinue this program at any time by submitting a written request to VPMO or calling VULA (see page one). The Asset Rebalancing Program does not ensure a profit nor guarantee against a loss in a declining market. The Asset Rebalancing Program is not available while the Dollar Cost Averaging Program is in effect.

POLICY LOANS

Generally, you may borrow up to amount of your policy value less the current surrender charge and loan interest accrued to the end of the policy year. We will count any outstanding debt toward the applicable limit. We generally do not allow loans under $500 except to pay premiums on any PHL Variable policies (including affiliates).


When you take a loan, we will take an amount equal to the loan from your investment options as collateral and deposit it to the "loaned portion" of the Guaranteed Interest Account. You may instruct us how to withdraw policy value from the subaccounts and the Guaranteed Interest Accounts for deposit to the loaned portion of the Guaranteed Interest Account. If you do not instruct us, we will make the withdrawal in the same manner as monthly deductions.

We charge interest on the loan at annual rates given below, compounded daily and payable in arrears:

--------------------------------------------------------------
POLICY YEARS                         LOAN INTEREST RATE
--------------------------------------------------------------
1-10                                         5%
11-15                                        4%
16 and after                                 3%
--------------------------------------------------------------

At the end of each policy year, all interest due will be treated as a new loan and will be offset by a transfer from your subaccounts, the non-loaned portion of the Guaranteed Interest Account or Long-term Guaranteed Interest Account to the loaned portion of the Guaranteed Interest Account.

We credit the loaned portion of the Guaranteed Interest Account with interest at an effective annual rate of 3%, compounded daily and payable in arrears. At the end of each policy year, or when you repay a loan, the interest credited to the loaned portion of the Guaranteed Interest Account will be transferred to the non-loaned portion of the Guaranteed Interest Account.

You may repay a loan at any time the policy is in force. We apply loan repayments first to pay any outstanding loan interest. We then apply any remaining amount to reduce the loaned portion of the Guaranteed Interest Account and correspondingly increase the non-loaned portion of the Guaranteed Interest Account. If you make a loan repayment that exceeds the remaining loan interest and loan balance, we will apply the excess among the investment options according to your most recent premium allocation schedule on file.

We will use any loan repayment we receive during a grace period first to pay any overdue monthly deductions. We will then apply any remaining balance to reduce loan interest and any loans.

We will apply any payment we receive while you have outstanding loans to reduce loan interest and the loans, unless you designate it as a premium payment.

Failure to repay a policy loan or to pay loan interest will not terminate the policy unless your policy's cash surrender value becomes insufficient to maintain the policy in force.


Policy value for loaned amounts increases at the rate we credit the loaned portion of the Guaranteed Interest Account, whereas non-loaned policy value varies with the investment performance of the chosen subaccounts, at the rate we credit the non-loaned portion of the Guaranteed Interest Account and the Long-term Guaranteed Interest Account. Loans can also reduce your policy's death benefit. We deduct the amount of any outstanding loans plus any accrued loan interest from your policy value before we calculate the death benefit. The amount available for a full surrender is similarly reduced by the amount of any outstanding debt.


The proceeds of policy loans may be subject to federal income tax under some circumstances. If a request for a decrease in face amount occurs, the contract will have to be retested under section 7702 and 7702A of the Internal Revenue Code. This decrease may cause the contract to become a Modified Endowment Contract and impact the testing under section 7702. Following reduction in the face amount, if the contract becomes a Modified Endowment Contract, any loan on the policy must be treated as a taxable distribution to the owner to the extent of gain in the policy.

A policy loan will have a permanent effect on the policy value because the investment results of the loaned portion of the Guaranteed Interest Account will differ from that of the subaccounts, the non-loaned portion of the Guaranteed Interest Account and the Long-term Guaranteed Interest Account. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. Under Death Benefit Option 1, outstanding policy loans do not reduce the policy's gross death benefit, because the policy value is inclusive of the gross death benefit amount. A policy loan can also have an effect on the policy's death benefit under Death Benefit Option 2 due to any resulting differences in policy value.


Subject to approval in your state, the policy loan interest rates for policy years 11 and subsequent, may change (based upon issue age of the insured). Under the revised schedule, we charge loan interest at an effective annual rate of 3% at the earlier of the 16th policy year or upon the insured reaching age of 65 (but not before policy year 11).


OVERLOAN PROTECTION PROVISION
This option is designed to prevent a heavily loaned policy from lapsing and may be exercised under the following conditions.

[diamond] The policy has been inforce for at least 15 years.

[diamond] The Insured is at least 75 years old.

[diamond] All premiums paid have been withdrawn by partial surrender.

[diamond] The loan balance is equal to 96% of the total surrender value (any loan in excess of this amount must be repaid).


Note: If the loan balance exceeds 96% of the policy value, the loan balance in excess of 96% must be repaid at the time that this provision is requested.


When You elect this option, the following actions will occur on the next monthly calculation day.


[diamond] Riders in effect, if any, will terminate;


[diamond] Deduction of a one-time transaction charge of 3.5% of the policy value;

[diamond] The death benefit option will permanently change to Death Benefit
          Option 1;.

[diamond] The face amount will be reduced to the policy value multiplied by 101%;


[diamond] The remaining policy value will be transferred to the Long Term
          Guaranteed Interest Account. No transfer charge will be assessed for this transfer. No further transfers will be allowed;

[diamond] The death benefit will be the greater of:

          o  the new face amount, or

          o the greater of the policy value or the loan multiplied by the applicable minimum death benefit percentage.

After election of this option, monthly charges will no longer be assessed, however, loan interest will continue to accrue. No additional premium payments will be accepted. No additional partial surrenders, policy loans or loan repayments will be allowed. Any loan balance will reduce the death benefit payable and the loan interest will continue to accrue.


LAPSE
Payment of the issue premium, no matter how large or the payment of additional premiums will not guarantee the policy will remain in force. If you take a partial surrender or a policy loan, it could negatively affect the policy value, and therefore increase the risk of policy lapse.

If, during the first 7 policy years, required premiums are not paid or the policy value is less than the monthly deduction, we will allow a grace period of 61 days during which you must pay an amount equal to the larger of three times the required monthly deduction plus any amount overdue or the required premium less the actual premium to prevent the policy from lapsing.

If, at any time after the first seven policy years, the cash surrender value is less than the monthly deduction, we will allow a grace period of 61 days during which you must pay an amount equal to the larger of three times the required monthly deduction plus any amount overdue or the amount required to provide a positive cash surrender value to prevent the policy from lapsing.


If you fail to make the required payment before the 61-day grace period ends, the policy will lapse and expire without value. We will mail you notice at least 15 days and not more than 45 days before any potential lapse will occur. By lapse, we mean that the policy is no longer in full force and has no value except to the extent of any extended insurance provided by the cash surrender value, if any, as described in the "Extended Term Insurance" section below.


The policy will remain in force during the grace period, however, we will not permit any subaccount transfers, loans, full or partial surrenders. We apply any premium payment we receive during the grace period, less the premium expense charge, to first pay any monthly deductions due during the grace period. We will apply any excess premium according to your current premium allocation schedule.

The death benefit during the grace period is equal to the death benefit immediately before the grace period begins.


EXTENDED TERM INSURANCE

If this policy lapses during the required annual premium years payable period and has a positive cash surrender value on the date of lapse, coverage under this policy will continue as Extended Term Insurance. At that time, all values from the Separate Account and all values from the Long-term Guaranteed Interest Account will be transferred to the non-loaned portion of the Guaranteed Interest Account. We then assess the full surrender charge against the policy, which will be taken from the non-loaned portion of the Guaranteed Interest Account.

If the policy is in Death Benefit Option 1, the face amount of the policy will be reduced by the amount of any outstanding debt in effect on the date of lapse.

The loaned portion of the Guaranteed Interest Account would then be set to zero, and there will no longer be any outstanding debt in effect under the policy. At the time the policy lapses to Extended Term Insurance, the policy value would be set equal to the cash surrender value as of the date of lapse.

Once the policy has lapsed to Extended Term Insurance, the monthly administration charge will no longer apply, and no additional premium payments, transfers, partial surrenders, risk classification changes, or changes in face amount may be made. In addition, policy loans will no longer be available. All additional benefit riders will terminate unless they provide otherwise.

While this policy is in force as Extended Term Insurance, monthly processing will proceed with the following difference:

[diamond] The cost of insurance charge rates will be those in effect for Extended Term Insurance, but in no event will such rates be higher than the maximum guaranteed cost of insurance rates.

This policy will be continued as Extended Term Insurance until the first monthly calculation day that the policy value is not sufficient to pay the monthly deduction. In such event, the policy will lapse and terminate without value as of such date.

TERMINATION
This policy terminates automatically on the earliest of the date of death, full surrender or the date that the grace period expires without the payment of sufficient premium in accordance with the lapse provision.

REINSTATEMENT
Unless this policy has been surrendered for its cash surrender value, this policy may be reinstated at any time within three years from the date of the premium default. You may request reinstatement in writing and will require submission of evidence of insurability satisfactory to us along with the payment of all required annual premiums in arrears with interest at a rate of 6% compounded annually, or an amount if greater that would result in a cash surrender value equal to at least three monthly deductions.


FEDERAL INCOME TAX CONSIDERATIONS
--------------------------------------------------------------------------------
INTRODUCTION
This discussion is general in nature and is not intended as income tax advice. We make no attempt to consider any estate and inheritance taxes, or any state, local or other tax laws. Because this discussion is based upon our understanding of federal income tax laws as they are currently interpreted, we cannot guarantee the income tax status of any policy. The Internal Revenue Service ("IRS") makes no representation regarding the likelihood of continuation of current federal income tax laws, U.S. Treasury regulations or of the current interpretations. We reserve the right to make changes to the policy to assure that it will continue to qualify as a life insurance contract for federal income tax purposes.

The ultimate effect of federal income taxes on values under the Separate Account and on the economic benefit to you or your beneficiary depends on our income tax status and upon the income tax status of the individual concerned. For complete information on federal and state income tax considerations, an income tax advisor should be consulted.

The Internal Revenue Service ("IRS") makes no representation regarding the likelihood of continuation of current federal income tax laws, Treasury regulations or of the current interpretations. We reserve the right to make changes to the policy to assure that it will continue to qualify as a life insurance contract for federal income tax purposes.

INCOME TAX STATUS
We are taxed as a life insurance company under the Internal Revenue Code of 1986 (the "Code"), as amended. For federal income tax purposes, neither the Separate Account nor the Guaranteed Interest Accounts are separate entities from Phoenix Life Insurance Company. PHL Variable Insurance Company and Phoenix Life and Annuity Company and their operations form a part of the companies.

Investment income and realized capital gains on the assets of the Separate Account are reinvested and taken into account in determining the value of the Separate Account. Investment income of the Separate Account, including realized net capital gains, is not taxed to us. Due to our income tax status under current provisions of the Code, no charge currently will be made to the Separate Account for our federal income taxes which may be attributable to the Separate Account. We reserve the right to make a deduction for taxes if our federal income tax treatment is determined to be other than what we currently believe it to be, if changes are made affecting the income tax treatment to our variable life insurance contracts, or if changes occur in our income tax status. If imposed, such charge would be equal to the federal income taxes attributable to the investment results of the Separate Account.



POLICY BENEFITS

DEATH BENEFIT PROCEEDS

The policy, whether or not it is a modified endowment contract (see "Modified Endowment Contracts"), should be treated as meeting the definition of a life insurance contract for federal income tax purposes under Section 7702 of the Code. As such, the death benefit proceeds thereunder should be excludable from the gross income of the beneficiary under Code Section 101(a)(1). Also, a policy owner should not be considered to be in constructive receipt of the cash surrender value, including investment income. However, see the sections below on possible taxation of amounts received under the policy, via full surrender, partial surrender or loan. In addition, a benefit paid under a Living Benefits Rider may be taxable as income in the year of receipt.


Code Section 7702 imposes certain conditions with respect to premiums received under a policy. We monitor the premiums to assure compliance with such conditions. However, if the premium limitation is exceeded during the year, we may return the excess premium, with interest, to the policy owner within 60 days after the end of the policy year, and maintain the qualification of the policy as life insurance for federal income tax purposes.

FULL SURRENDER

Upon full surrender of a policy for its cash surrender value, the excess, if any, of the cash surrender value (unreduced by any outstanding indebtedness) over the premiums paid will be treated as ordinary income for federal income tax purposes. The full surrender of a policy that is a modified endowment contract may result in the imposition of an additional 10% tax on any income received.


PARTIAL SURRENDER
If the policy is a modified endowment contract, partial surrenders and other distributions are fully taxable to the extent of income in the policy and are possibly subject to an additional 10% tax. See the discussion on modified endowment contracts below. If the policy is not a modified endowment contract, partial surrenders still may be taxable, as follows. Code Section 7702(f)(7) provides that where a reduction in death benefits occurs during the first 15 years after a policy is issued and there is a cash distribution associated with that reduction, the policy owner may be taxed on all or a part of that amount distributed. A reduction in death benefits may result from a partial surrender. After 15 years, the proceeds will not be subject to tax, except to the extent such proceeds exceed the total amount of premiums paid but not previously recovered. We suggest you consult with your tax advisor in advance of a proposed decrease in death benefits or a partial surrender as to the portion, if any, which would be subject to tax, and in addition as to the impact such partial surrender might have under the new rules affecting modified endowment contracts. The benefit payment under the Living Benefits Rider is not considered a partial surrender.

LOANS
We believe that any loan received under a policy will be treated as your indebtedness. If the policy is a modified endowment contract, loans are fully taxable to the extent of income in the policy and are possibly subject to an additional 10% tax. See the discussion on modified endowment contracts. If the policy is not a modified endowment contract, we believe that no part of any loan under a policy will constitute income to you.

The deductibility by a policy owner of loan interest under a policy may be limited under Code Section 264, depending on the circumstances. A policy owner intending to fund premium payments through borrowing should consult an income tax advisor with respect to the tax consequences. Under the "personal" interest limitation provisions of the Code, interest on policy loans used for personal purposes is not tax deductible. Other rules may apply to allow all or part of the interest expense as a deduction if the loan proceeds are used for "trade or business" or "investment" purposes. See your tax advisor for further guidance.

BUSINESS-OWNED POLICIES
If a business or a corporation owns the policy, the Code may impose additional restrictions. The Code limits the interest deduction on business-owned policy loans and may impose tax upon the inside build-up of corporate-owned life insurance policies through the corporate alternative minimum tax.

MODIFIED ENDOWMENT CONTRACTS

GENERAL

Pursuant to Code Section 72(e), loans and other amounts received under modified endowment contracts will, in general, be taxed to the extent of accumulated income (generally, the excess of cash surrender value over premiums paid). Life insurance policies can be modified endowment contracts if they fail to meet what is known as "the 7-pay test."


This test compares your policy to a hypothetical life insurance policy of equal face amount which requires seven equal annual premiums to be "fully paid-up," continuing to provide a level death benefit with no further premiums. A policy becomes a modified endowment contract if, at any time during the first seven years, the cumulative premium paid on the policy exceeds the cumulative premium that would have been paid under the hypothetical policy. Premiums paid during a policy year but which are returned by us with interest within 60 days after the end of the policy year will be excluded from the 7-pay test. A life insurance policy received in exchange for a modified endowment contract will be treated as a modified endowment contract.

REDUCTION IN BENEFITS DURING THE FIRST SEVEN YEARS

If there is a reduction in death benefits previously elected, during the first seven policy years, the premiums are redetermined for purposes of the 7-pay test as if the policy originally had been issued at the reduced death benefit level and the new limitation is applied to the cumulative amount paid for each of the first seven policy years.

DISTRIBUTIONS AFFECTED
If a policy fails to meet the 7-pay test, it is considered a modified endowment contract only as to distributions in the year in which the test is failed and all subsequent policy years. However, distributions made in anticipation of such failure (there is a presumption that distributions made within two years prior to such failure were "made in anticipation") also are considered distributions under a modified endowment contract. If the policy satisfies the 7-pay test for seven years, distributions and loans generally will not be subject to the modified endowment contract rules.

PENALTY TAX
Any amounts taxable under the modified endowment contract rule will be subject to an additional 10% excise tax, with certain exceptions. This additional tax will not apply in the case of distributions that are:

[diamond] made on or after the taxpayer attains age 59 1/2;

[diamond] attributable to the taxpayer's disability (within the meaning of Code
          Section 72(m)(7)); or

[diamond] part of a series of substantially equal periodic payments (not less often than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or life expectancies) of the taxpayer and his beneficiary.

MATERIAL CHANGE RULES
Any determination of whether the policy meets the 7-pay test will begin again any time the policy undergoes a "material change," which includes any increase in death benefits or any increase in or addition of a qualified additional benefit, or any increase in or addition of any rider benefit available as an Optional Insurance Benefit (described above), with the following two exceptions.

[diamond] First, if an increase is attributable to premiums paid "necessary to fund" the lowest death benefit and qualified additional benefits payable in the first seven policy years or to the crediting of interest or dividends with respect to these premiums, the "increase" does not constitute a material change.

[diamond] Second, to the extent provided in regulations, if the death benefit or qualified additional benefit increases as a result of a cost-of-living adjustment based on an established broad-based index specified in the policy, this does not constitute a material change if:

          o the cost-of-living determination period does not exceed the remaining premium payment period under the policy; and

          o the cost-of-living increase is funded ratably over the remaining premium payment period of the policy.

A reduction in death benefits is not considered a material change unless accompanied by a reduction in premium payments.

A material change may occur at any time during the life of the policy (within the first seven years or thereafter), and future taxation of distributions or loans would depend upon whether the policy satisfied the applicable 7-pay test from the time of the material change. An exchange of policies is considered to be a material change for all purposes.

SERIAL PURCHASE OF MODIFIED ENDOWMENT CONTRACTS
All modified endowment contracts issued by the same insurer (or affiliated companies of the insurer) to the same policy owner within the same calendar year will be treated as one modified endowment contract in determining the taxable portion of any loans or distributions made to the policy owner. The U.S. Treasury has been given specific legislative authority to issue regulations to prevent the avoidance of the new distribution rules for modified endowment contracts. A tax advisor should be consulted about the tax consequences of the purchase of more than one modified endowment contract within any calendar year.

LIMITATIONS ON UNREASONABLE MORTALITY AND EXPENSE CHARGES
The Code imposes limitations on unreasonable mortality and expense charges for purposes of ensuring that a policy qualifies as a life insurance contract for federal income tax purposes. The mortality charges taken into account to compute permissible premium levels may not exceed those charges required to be used in determining the federal income tax reserve for the policy, unless U.S. Treasury regulations prescribe a higher level of charge. In addition, the expense charges taken into account under the guideline premium test are required to be reasonable, as defined by the U.S. Treasury regulations. We will comply with the limitations for calculating the premium we are permitted to receive from you.



QUALIFIED PLANS
A policy may be used in conjunction with certain qualified plans. Since the rules governing such use are complex, you should not use the policy in conjunction with a qualified plan until you have consulted a pension consultant or income tax advisor.

DIVERSIFICATION STANDARDS
To comply with the Diversification Regulations under Code Section 817(h), ("Diversification Regulations") each series is required to diversify its investments. The Diversification Regulations generally require that on the last day of each calendar quarter the series' assets be invested in no more than:

[diamond] 55% in any one investment

[diamond] 70% in any two investments

[diamond] 80% in any three investments

[diamond] 90% in any four investments

A "look-through" rule applies to treat a pro rata portion of each asset of a series as an asset of the Separate Account; therefore, each series will be tested for compliance with the percentage limitations. For purposes of these diversification rules, all securities of the same issuer are treated as a single investment, but each United States government agency or instrumentality is treated as a separate issuer.

The general diversification requirements are modified if any of the assets of the Separate Account are direct obligations of the U.S. Treasury. In this case, there is no limit on the investment that may be made in U.S. Treasury securities, and for purposes of determining whether assets other than U.S. Treasury securities are adequately diversified, the generally applicable percentage limitations are increased based on the value of the Separate Account's investment in U.S. Treasury securities. Notwithstanding this modification of the general diversification requirements, the portfolios of the funds will be structured to comply with the general diversification standards because they serve as an investment vehicle for certain variable annuity contracts that must comply with these standards.

In connection with the issuance of the Diversification Regulations, the U.S. Treasury announced that such regulations do not provide guidance concerning the extent to which you may direct your investments to particular divisions of a separate account. It is possible that a revenue ruling or other form of administrative pronouncement in this regard may be issued in the near future. It is not clear, at this time, what such a revenue ruling or other pronouncement will provide. It is possible that the policy may need to be modified to comply with such future U.S. Treasury announcements. For these reasons, we reserve the right to modify the policy, as necessary, to prevent you from being considered the owner of the assets of the Separate Account.

We intend to comply with the Diversification Regulations to assure that the policies continue to qualify as a life insurance contract, for federal income tax purposes.

CHANGE OF OWNERSHIP OR INSURED OR ASSIGNMENT
Changing the policy owner or the insured or an exchange or assignment of the policy may have tax consequences depending on the circumstances. Code Section 1035 provides that a life insurance contract can be exchanged for another life insurance contract, without recognition of gain or loss, assuming that no money or other property is received in the exchange, and that the policies relate to the same Insured. If the surrendered policy is subject to a policy loan, this may be treated as the receipt of money on the exchange. We recommend that any person contemplating such actions seek the advice of an income tax advisor.

OTHER TAXES
Federal estate tax, state and local estate, inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary. We do not make any representations or guarantees regarding the tax consequences of any policy with respect to these types of taxes.



WITHHOLDING
We are required to withhold federal income taxes on the taxable portion of any amounts received under the policy unless you elect to not have any withholding or in certain other circumstances. You are not permitted to elect out of withholding if you do not provide a social security number or other taxpayer identification number. Special withholding rules apply to payments made to nonresident aliens. You are liable for payment of federal income taxes on the taxable portion of any amounts received under the policy. You may be subject to penalties if your withholding or estimated tax payments are insufficient.


FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
The financial statements of PHL Variable Insurance Company at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 and the unaudited interim financial statements of PHL Variable Insurance Company as of September 30, 2004 and the results of its operations and cash flows for the periods indicated are contained in the Statement of Additional Information (SAI), which you can get free of charge by calling the toll free number given on page one. The financial statements of PHL Variable Insurance Company included herein should be considered only as bearing upon the ability of PHL Variable Insurance Company to meet its obligations under the policies. You should not consider them as bearing on the investment performance of the assets held in the Separate Account or the Guaranteed Interest Accounts' rates that we credit during a guarantee period.

INVESTMENT TYPE
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     Investment Type
                                                 -----------------------------------------------------------------------------------
                  Series                          Aggressive Growth   Conservative   Growth   Growth & Income   Income   Specialty
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen International Series                                                 |X|
------------------------------------------------------------------------------------------------------------------------------------

Phoenix-AIM Growth Series                                                             |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Alger Small-Cap Growth Series                                                 |X|

------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Alliance/Bernstein Enhanced Index Series                                      |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Duff & Phelps Real Estate Securities                                                                                |X|
Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Capital Growth Series                                                |X|
------------------------------------------------------------------------------------------------------------------------------------

Phoenix-Engemann Growth and Income Series                                                          |X|

------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Small-Cap Growth Series                 |X|
------------------------------------------------------------------------------------------------------------------------------------

Phoenix-Engemann Strategic Allocation Series                                                       |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Value Equity Series                                                  |X|

------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Money Market Series                                       |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Multi-Sector Fixed Income Series                                                                  |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Multi-Sector Short Term Bond                                                                      |X|
Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Kayne Rising Dividends Series                                                              |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Kayne Small-Cap Quality Value Series                                          |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lazard International Equity Select Series                                     |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lazard Small-Cap Value Series                                                 |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lord Abbett Bond-Debenture Series                                                                         |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lord Abbett Large-Cap Value Series                                                         |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lord Abbett Mid-Cap Value Series                                              |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Northern Dow 30 Series                                                        |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Northern Nasdaq-100 Index(R) Series                                           |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Mid-Cap Value Series                                                     |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Small-Cap Value Series                                                   |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Seneca Mid-Cap Growth Series                     |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Seneca Strategic Theme Series                                                 |X|
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund                                                    |X|
------------------------------------------------------------------------------------------------------------------------------------

AIM V.I. Mid Cap Core Equity Fund                                                     |X|

------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Premier Equity Fund                                                          |X|
------------------------------------------------------------------------------------------------------------------------------------
Alger American Leveraged AllCap Portfolio                                             |X|
------------------------------------------------------------------------------------------------------------------------------------
Federated Fund for U.S. Government Securities II                                                                  |X|
------------------------------------------------------------------------------------------------------------------------------------
Federated High Income Bond Fund II                                                                 |X|
------------------------------------------------------------------------------------------------------------------------------------
VIP Contrafund(R) Portfolio                                                           |X|
------------------------------------------------------------------------------------------------------------------------------------
VIP Growth Opportunities Portfolio                                                    |X|
------------------------------------------------------------------------------------------------------------------------------------
VIP Growth Portfolio                                                                  |X|
------------------------------------------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund                                                                      |X|
------------------------------------------------------------------------------------------------------------------------------------
Templeton Foreign Securities Fund                                                     |X|
------------------------------------------------------------------------------------------------------------------------------------
Templeton Growth Securities Fund                                                      |X|
------------------------------------------------------------------------------------------------------------------------------------
Scudder VIT EAFE(R) Equity Index Fund                    |X|
------------------------------------------------------------------------------------------------------------------------------------
Scudder VIT Equity 500 Index Fund                                                     |X|
------------------------------------------------------------------------------------------------------------------------------------
Technology Portfolio                                                                                                        |X|
------------------------------------------------------------------------------------------------------------------------------------
Wanger International Select                              |X|
------------------------------------------------------------------------------------------------------------------------------------
Wanger International Small Cap                           |X|
------------------------------------------------------------------------------------------------------------------------------------
Wanger Select                                                                         |X|
------------------------------------------------------------------------------------------------------------------------------------
Wanger U.S. Smaller Companies                                                         |X|
------------------------------------------------------------------------------------------------------------------------------------

INVESTMENT ADVISORS
------------------------------------------------------------------------------------------------------------------------------------
                                                                              Advisors
                                         -------------------------------------------------------------------------------------------
                                                                                    Duff & Phelps
                                              Phoenix Investment  Phoenix Variable  Investment      AIM Advisors,  Engemann Assets
                 Series                       Counsel, Inc.       Advisors, Inc.    Management Co.  Inc.           Management
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen International Series               |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-AIM Growth Series                                                                                |X|
------------------------------------------------------------------------------------------------------------------------------------

Phoenix-Alger Small-Cap Growth Series                                  |X|

------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Alliance/Bernstein Enhanced Index
Series                                                                 |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Duff & Phelps Real Estate
Securities Series                                                                       |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Capital Growth Series              |X|
------------------------------------------------------------------------------------------------------------------------------------

Phoenix-Engemann Growth and Income Series                                                                              |X|

------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Small-Cap Growth Series            |X|
------------------------------------------------------------------------------------------------------------------------------------

Phoenix-Engemann Strategic Allocation Series        |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Value Equity Series                                                                                   |X|

------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Money Market Series                 |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Multi-Sector Fixed Income
Series                                              |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Multi-Sector Short Term
Bond Series                                         |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Kayne Rising Dividends Series               |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Kayne Small-Cap Quality Value Series        |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lazard International Equity Select
Series                                                                 |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lazard Small-Cap Value Series                                  |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lord Abbett Bond-Debenture Series                              |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lord Abbett Large-Cap Value Series                             |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lord Abbett Mid-Cap Value Series                               |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Northern Dow 30 Series                                         |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Northern Nasdaq-100 Index(R) Series                            |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Mid-Cap Value
Series                                                                 |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Small-Cap Value
Series                                                                 |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Seneca Mid-Cap Growth Series                |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Seneca Strategic Theme Series               |X|
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund                                                                       |X|
------------------------------------------------------------------------------------------------------------------------------------

AIM V.I. Mid Cap Core Equity Fund                                      |X|

------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Premier Equity Fund                                                                             |X|
------------------------------------------------------------------------------------------------------------------------------------
Alger American Leveraged AllCap Portfolio
------------------------------------------------------------------------------------------------------------------------------------
Federated Fund for U.S. Government
Securities II
------------------------------------------------------------------------------------------------------------------------------------
Federated High Income Bond Fund II
------------------------------------------------------------------------------------------------------------------------------------
VIP Contrafund(R) Portfolio
------------------------------------------------------------------------------------------------------------------------------------
VIP Growth Opportunities Portfolio
------------------------------------------------------------------------------------------------------------------------------------
VIP Growth Portfolio
------------------------------------------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund
------------------------------------------------------------------------------------------------------------------------------------
Templeton Foreign Securities Fund
------------------------------------------------------------------------------------------------------------------------------------
Templeton Growth Securities Fund
------------------------------------------------------------------------------------------------------------------------------------
Scudder VIT EAFE(R) Equity Index Fund
------------------------------------------------------------------------------------------------------------------------------------
Scudder VIT Equity 500 Index Fund
------------------------------------------------------------------------------------------------------------------------------------
Technology Portfolio
------------------------------------------------------------------------------------------------------------------------------------
Wanger International Select
------------------------------------------------------------------------------------------------------------------------------------
Wanger International Small Cap
------------------------------------------------------------------------------------------------------------------------------------
Wanger Select
------------------------------------------------------------------------------------------------------------------------------------
Wanger U.S. Smaller Companies
------------------------------------------------------------------------------------------------------------------------------------


INVESTMENT ADVISORS
------------------------------------------------------------------------------------------------------------------------------------
                                                                              Advisors
                                         -------------------------------------------------------------------------------------------
                                              Fred Alger           Deutsche Asset      Federated Investment   Fidelity Management
                 Series                       Management, Inc.     Management, Inc.    Management Company     and Research Company
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen International Series
------------------------------------------------------------------------------------------------------------------------------------

Phoenix-Alger Small-Cap Growth Series

------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Alliance/Bernstein Enhanced Index
Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Duff & Phelps Real Estate
Securities Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Capital Growth Series
------------------------------------------------------------------------------------------------------------------------------------

Phoenix-Engemann Growth and Income Series

------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Small-Cap Growth Series
------------------------------------------------------------------------------------------------------------------------------------

Phoenix-Engemann Strategic Allocation Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Value Equity Series

------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Money Market Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Multi-Sector Fixed Income
Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Multi-Sector Short Term
Bond Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Kayne Rising Dividends Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Kayne Small-Cap Quality Value Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lazard International Equity Select
Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lazard Small-Cap Value Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lord Abbett Bond-Debenture Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lord Abbett Large-Cap Value Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lord Abbett Mid-Cap Value Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-MFS Investors Growth Stock Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Northern Dow 30 Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Northern Nasdaq-100 Index(R) Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Mid-Cap Value
Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Small-Cap Value
Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Seneca Mid-Cap Growth Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Seneca Strategic Theme Series
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund
------------------------------------------------------------------------------------------------------------------------------------

AIM V.I. Mid Cap Core Equity Fund

------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Premier Equity Fund
------------------------------------------------------------------------------------------------------------------------------------
Alger American Leveraged AllCap Portfolio          |X|
------------------------------------------------------------------------------------------------------------------------------------
Federated Fund for U.S. Government
Securities II                                                                                 |X|
------------------------------------------------------------------------------------------------------------------------------------
Federated High Income Bond Fund II                                                            |X|
------------------------------------------------------------------------------------------------------------------------------------
VIP Contrafund(R) Portfolio                                                                                         |X|
------------------------------------------------------------------------------------------------------------------------------------
VIP Growth Opportunities Portfolio                                                                                  |X|
------------------------------------------------------------------------------------------------------------------------------------
VIP Growth Portfolio                                                                                                |X|
------------------------------------------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund
------------------------------------------------------------------------------------------------------------------------------------
Templeton Foreign Securities Fund
------------------------------------------------------------------------------------------------------------------------------------
Templeton Growth Securities Fund
------------------------------------------------------------------------------------------------------------------------------------
Scudder VIT EAFE(R) Equity Index Fund                                   |X|
------------------------------------------------------------------------------------------------------------------------------------
Scudder VIT Equity 500 Index Fund                                       |X|
------------------------------------------------------------------------------------------------------------------------------------
Technology Portfolio
------------------------------------------------------------------------------------------------------------------------------------
Wanger International Select
------------------------------------------------------------------------------------------------------------------------------------
Wanger International Small Cap
------------------------------------------------------------------------------------------------------------------------------------
Wanger Select
------------------------------------------------------------------------------------------------------------------------------------
Wanger U.S. Smaller Companies
------------------------------------------------------------------------------------------------------------------------------------


INVESTMENT ADVISORS
------------------------------------------------------------------------------------------------------------------------------------
                                                                             Advisors
                                                 -----------------------------------------------------------------------------------
                                                                                         Templeton    Templeton       Wanger
                                                                       Morgan Stanley    Global       Investment      Asset
                                                   Franklin Mutual     Investment        Advisors     Counsel,        Management,
                 Series                            Advisers, LLC       Management Inc.   Limited      LLC             L.P.
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen International Series
------------------------------------------------------------------------------------------------------------------------------------

Phoenix-Alger Small-Cap Growth Series

------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Alliance/Bernstein Enhanced Index
Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Duff & Phelps Real Estate
Securities Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Capital Growth Series
------------------------------------------------------------------------------------------------------------------------------------

Phoenix-Engemann Growth and Income Series

------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Small-Cap Growth Series
------------------------------------------------------------------------------------------------------------------------------------

Phoenix-Engemann Strategic Allocation Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Value Equity Series

------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Money Market Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Multi-Sector Fixed Income
Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Multi-Sector Short Term
Bond Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Kayne Rising Dividends Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Kayne Small-Cap Quality Value Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lazard International Equity Select
Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lazard Small-Cap Value Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lord Abbett Bond-Debenture Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lord Abbett Large-Cap Value Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lord Abbett Mid-Cap Value Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-MFS Investors Growth Stock Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Northern Dow 30 Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Northern Nasdaq-100 Index(R) Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Mid-Cap Value
Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Small-Cap Value
Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Seneca Mid-Cap Growth Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Seneca Strategic Theme Series
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund
------------------------------------------------------------------------------------------------------------------------------------

AIM V.I. Mid Cap Core Equity Fund

------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Premier Equity Fund
------------------------------------------------------------------------------------------------------------------------------------
Alger American Leveraged AllCap Portfolio
------------------------------------------------------------------------------------------------------------------------------------
Federated Fund for U.S. Government
Securities II
------------------------------------------------------------------------------------------------------------------------------------
Federated High Income Bond Fund II
------------------------------------------------------------------------------------------------------------------------------------
VIP Contrafund(R) Portfolio
------------------------------------------------------------------------------------------------------------------------------------
VIP Growth Opportunities Portfolio
------------------------------------------------------------------------------------------------------------------------------------
VIP Growth Portfolio
------------------------------------------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund                           |X|
------------------------------------------------------------------------------------------------------------------------------------
Templeton Foreign Securities Fund                                                                       |X|
------------------------------------------------------------------------------------------------------------------------------------
Templeton Growth Securities Fund                                                           |X|
------------------------------------------------------------------------------------------------------------------------------------
Scudder VIT EAFE(R) Equity Index Fund
------------------------------------------------------------------------------------------------------------------------------------
Scudder VIT Equity 500 Index Fund
------------------------------------------------------------------------------------------------------------------------------------
Technology Portfolio                                                        |X|
------------------------------------------------------------------------------------------------------------------------------------
Wanger International Select                                                                                              |X|
------------------------------------------------------------------------------------------------------------------------------------
Wanger International Small Cap                                                                                           |X|
------------------------------------------------------------------------------------------------------------------------------------
Wanger Select                                                                                                            |X|
------------------------------------------------------------------------------------------------------------------------------------
Wanger U.S. Smaller Companies                                                                                            |X|
------------------------------------------------------------------------------------------------------------------------------------

INVESTMENT SUBADVISORS
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 Subadvisors
                                                 -----------------------------------------------------------------------------------
                                                    Aberdeen      AIM            Alliance
                                                    Asset         Capital        Capital        Engemann
                                                    Management    Management,    Management,    Asset           Fred Alger
                 Series                             Inc.          Inc.           L.P.           Management      Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen International Series                |X|
------------------------------------------------------------------------------------------------------------------------------------

Phoenix-AIM Growth Series                                           |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Alger Small-Cap Growth Series                                                                                |X|

------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Alliance/Bernstein Enhanced Index Series                                   |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Capital Growth Series                                                            |X|
------------------------------------------------------------------------------------------------------------------------------------

Phoenix-Engemann Growth and Income Series                                                         |X|

------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Small-Cap Growth Series                                                          |X|
------------------------------------------------------------------------------------------------------------------------------------

Phoenix-Engemann Strategic Allocation Series                                                      |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Value Equity Series                                                              |X|

------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Kayne Rising Dividends Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Kayne Small-Cap Quality Value Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lazard International Equity Select Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lazard Small-Cap Value Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lord Abbett Bond-Debenture Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lord Abbett Large-Cap Value Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lord Abbett Mid-Cap Value Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Northern Dow 30 Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Northern Nasdaq-100 Index(R)  Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Mid-Cap Value Series                                     |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Small-Cap Value Series                                                  |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Seneca Mid-Cap Growth Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Seneca Strategic Theme Series
------------------------------------------------------------------------------------------------------------------------------------


INVESTMENT SUBADVISORS
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 Subadvisors
                                         -------------------------------------------------------------------------------------------
                                                  Kayne Anderson        Lazard                        Northern       Seneca
                                                  Rudnick Investment    Asset          Lord,          Trust          Capital
                                                  Management,           Management     Abbett & Co.   Investments,   Management,
                 Series                           LLC                   LLC            LLC            N.A.           LLC
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen International Series                |X|
------------------------------------------------------------------------------------------------------------------------------------

Phoenix-AIM Growth Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Alger Small-Cap Growth Series

------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Alliance/Bernstein Enhanced Index Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Capital Growth Series
------------------------------------------------------------------------------------------------------------------------------------

Phoenix-Engemann Growth and Income Series

------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Small-Cap Growth Series
------------------------------------------------------------------------------------------------------------------------------------

Phoenix-Engemann Strategic Allocation Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Value Equity Series

------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Kayne Rising Dividends Series                 |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Kayne Small-Cap Quality Value Series          |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lazard International Equity Select Series                         |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lazard Small-Cap Value Series                                     |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lord Abbett Bond-Debenture Series                                                |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lord Abbett Large-Cap Value Series                                               |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lord Abbett Mid-Cap Value Series                                                 |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Northern Dow 30 Series                                                                           |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Northern Nasdaq-100 Index(R)  Series                                                             |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Mid-Cap Value Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Small-Cap Value Series
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Seneca Mid-Cap Growth Series                                                                                   |X|
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Seneca Strategic Theme Series                                                                                  |X|
------------------------------------------------------------------------------------------------------------------------------------

PHL VARIABLE INSURANCE COMPANY
PO Box 22012
Albany, NY 12201-2012


Additional information about the Phoenix Express VUL(SM) (the "Policy") and the PHLVIC Variable Universal Life Account ("Separate Account") is contained in the Policy's Statement of Additional Information ("SAI") dated February 15, 2005, which has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus.


The SAI, personalized illustrations of death benefits and cash surrender values are available, without charge, upon request. Inquiries and requests for the SAI and other requests should be directed in writing to Phoenix Variable Products Mail Operations, PO Box 8027, Boston, Massachusetts 02266-8027, or by telephone
(800) 541-0171.


Information about the Separate Account, including the SAI, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You can obtain information on the operation of the Public Reference Room by calling the SEC at
(202) 942-8090. Reports and other information about the Separate Account are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of the information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC Public Reference Section, 450 Fifth Street, NW, Washington, D.C. 20549-0102.

PHL Variable Insurance Company
A member of The Phoenix Companies, Inc.
PhoenixWealthManagement.com
V615

Investment Company Act File No. 811-09065

[logo] PHOENIX WEALTH MANAGEMENT(R)

L4113 PR  (C)2004 The Phoenix Companies, Inc.                                                           2/05

                                     PART B

================================================================================

                             PHOENIX EXPRESS VUL(SM)

================================================================================

                     PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT
                    ISSUED BY: PHL VARIABLE INSURANCE COMPANY



STATEMENT OF ADDITIONAL INFORMATION                            FEBRUARY 15, 2005

                                  ------------

       FLEXIBLE PREMIUM FIXED AND VARIABLE UNIVERSAL LIFE INSURANCE POLICY


This Statement of Additional Information ("SAI") is not a prospectus and should be read in conjunction with the prospectus, dated February 15, 2005. You may obtain a copy of the prospectus without charge by contacting PHL Variable Insurance Company ("PHL Variable") at the address or telephone number below. Defined terms used in the current prospectus are incorporated in this SAI.

                                  ------------

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

PHL Variable Insurance Company..........................................     2

The Separate Account....................................................     2

The Policy..............................................................     2

Servicing Agent.........................................................     3

Underwriter and Sales of the Policies...................................     3

Performance History.....................................................     3

Additional Information about Charges....................................     6

Safekeeping of the Separate Account's Assets............................     7

State Regulation........................................................     7

Reports.................................................................     7

Experts ................................................................     7

Separate Account Financial Statements...................................  SA-1

Company Financial Statements............................................   F-1

                                  ------------

IF YOU HAVE ANY QUESTIONS, PLEASE CONTACT US AT:                   [envelope]  PHOENIX VARIABLE PRODUCTS MAIL OPERATIONS ("VPMO")
                                                                                                                      PO Box 8027
                                                                                                 Boston, Massachusetts 02266-8027

                                                                 [telephone]  VARIABLE AND UNIVERSAL LIFE ADMINISTRATION ("VULA")
                                                                                                              Tel. (800) 541-0171

PHL VARIABLE INSURANCE COMPANY
--------------------------------------------------------------------------------

We are PHL Variable Insurance Company, a Connecticut stock life insurance company incorporated on July 15, 1981. We sell life insurance policies and annuity contracts through our affiliated distribution companies and through brokers. Our executive and administrative office is at One American Row in Hartford, Connecticut 06115.

PHL Variable is an indirectly owned company of Phoenix Life Insurance Company ("Phoenix"). Phoenix is a life insurance company, which is wholly owned by The Phoenix Companies, Inc. ("PNX"), which is a manufacturer of insurance, annuity and asset management products.


THE SEPARATE ACCOUNT
--------------------------------------------------------------------------------

PHL Variable established the PHLVIC Variable Universal Life Account ("Separate Account") as a separate account under Connecticut insurance law on September 10, 1998. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") under which it meets the definition of a "separate account."

Connecticut law requires all income, gains or losses of the Separate Account be credited to or charged against amounts placed in the Separate Account without regard to the other income, gains and losses of PHL Variable. The assets of the Separate Account may not be charged with liabilities arising out of any other business we may conduct. Obligations under the Policies are obligations of PHL Variable.

The Separate Account is divided into subaccounts, each of which is available for allocation of policy value. Each subaccount will invest solely in a single investment portfolio of a fund. Each portfolio has its own specified investment objective. The policy value allocated to the Separate Account depends on the investment performance of the underlying funds. The policy owner bears the full investment risk for all monies invested in the Separate Account.


REINVESTMENT AND REDEMPTION
All dividend distributions of a fund are automatically reinvested in shares of the fund at their net asset value on the date of distribution; any capital gains distributions of a fund are likewise reinvested at the net asset value on the record date. PHL Variable redeems fund shares at their net asset value to the extent necessary to make payments under the policy.


SUBSTITUTION OF INVESTMENTS
We reserve the right to make additions to, deletions from, or substitutions for the investments held by the Separate Account, subject to compliance with the law as currently applicable or as subsequently changed.

If the shares of any of the portfolios of a fund should no longer be available for investment, or, if in our judgment, further investment in shares of any of the portfolios becomes inappropriate in view of the objectives of the policy, then we may substitute shares of another fund for shares already purchased, or to be purchased in the future. No substitution of fund shares held by the Separate Account may take place without prior approval of the SEC and prior notice to you. In the event of a substitution, you will be given the option of transferring the policy value from the affected subaccount to another subaccount without penalty.


DETERMINATION OF SUBACCOUNT VALUES
We establish the unit value of each subaccount on the first valuation date of that subaccount. The unit value of a subaccount on any other valuation date is determined by multiplying the unit value of that subaccount on the previous valuation date by the net investment factor for that subaccount for the then current valuation period. The unit value of each subaccount on a day other than a valuation date is the unit value on the next valuation date. Unit values are carried to six decimal places. The unit value of each subaccount on a valuation date is determined at the end of that day.

The net investment factor for each subaccount is determined by the investment performance of the assets held by the subaccount during the valuation period. Each valuation will follow applicable law and accepted procedures. The net investment factor is determined by the formula:

       (A) + (B) - (D) where:
       ---------
          (C)

 (A) = The value of the assets in the subaccount on the current valuation date, including accrued net investment income and realized and unrealized capital gains and losses, but excluding the net value of any transactions during the current valuation period.

 (B) = The amount of any dividend (or, if applicable, any capital gain distribution) received by the subaccount if the "ex-dividend" date for shares of the fund occurs during the current valuation period.

 (C) = The value of the assets in the subaccount as of the just prior valuation date, including accrued net investment income and realized and unrealized capital gains and losses, and including the net amount of any deposits and withdrawals made during the valuation period ending on that date.

 (D) = Any charges for taxes on income and capital gains plus charges for changes in tax reserves for the current valuation period, per $1 of assets in the subaccount. These charges will only be deducted if, in the future, the Separate Account becomes liable for them.


THE POLICY
--------------------------------------------------------------------------------

The number of units credited to a subaccount of the Separate Account will be determined by dividing the portion of the net premium applied to that subaccount by the unit value of the subaccount on the payment date.

You may increase or decrease the planned premium amount (within limits) or payment frequency at any time by writing to VPMO. We reserve the right to limit increases to such maximums as may be established from time to time. During a grace period, the minimum payment we will accept is the amount needed to prevent policy lapse.


THE POLICY
The policy and attached copy of the application are the entire contract. Only statements in the application can be used to void the policy. The statements are considered representations and not warranties. Only an executive officer of PHL Variable can agree to change or waive any provisions of the policy.


SUICIDE
We will stop and void the policy if the insured person commits suicide within two years of the policy issue date. We will then return the policy value reduced by any outstanding debt and refund any monthly deductions and other fees and charges.


INCONTESTABILITY
We may not contest this policy or any attached rider after it has been in force for two years during which the insured person is alive.


CHANGE OF OWNER OR BENEFICIARY
The beneficiary you name in the policy application, or subsequently change, will receive the policy benefits upon death of the insured person. If your named beneficiary dies before then, the named contingent beneficiary, if any, will become the beneficiary. If there is no surviving or named beneficiary, we will pay the death benefit to you or to your estate.

You may change the policy owner and the beneficiary as long as the policy remains in force. Changes must be made by written request, in a form satisfactory to us. A beneficiary change will take effect as of the date you sign the written notice, regardless of whether the insured person is living when we receive the notice. However, we will not be liable for any payment made or action taken before we receive your written notice.


MISSTATEMENTS
If you incorrectly state the age or gender of the insured person, we will adjust the face amount to reflect the correct cost of insurance rate. The adjusted death benefit will equal the coverage our most recent cost of insurance deduction would provide based on the insured persons' correct personal information.


SURPLUS
This nonparticipating policy does not pay dividends. You will not share in PHL Variable's surplus earnings.


SERVICING AGENT
--------------------------------------------------------------------------------


The Phoenix Edge Series Fund reimburses Phoenix for various shareholder services provided by the Variable Product Operations area, located at 10 Krey Boulevard, East Greenbush, NY 12144. The Phoenix Edge Series Fund is an open-end management investment company with many separate series. Shares of the fund are not directly offered to the public, but through policies and annuities issued by PHL Variable, Phoenix Life Insurance Company and Phoenix Life and Annuity Company. The functions performed include investor inquiry support, shareholder trading, confirmation of investment activity, quarterly statement processing and Web/Interactive Voice Response trading. The rate of reimbursement for 2005 is 0.073% of the fund's average daily net assets. The total administrative service fees paid by the fund for the last three fiscal years follows:


---------------------------------------------------------
   YEAR ENDED DECEMBER 31,             FEE PAID
---------------------------------------------------------
             2002                         N/A
---------------------------------------------------------

             2003                    $1.7 Million
---------------------------------------------------------
             2004                    $2.2 Million

---------------------------------------------------------


UNDERWRITER AND SALES OF THE POLICIES
--------------------------------------------------------------------------------

Phoenix Equity Planning Corporation ("PEPCO") is the principal underwriter and national distributor for the policies pursuant to an underwriting agreement dated November 1, 2000. Its principal business address is One American Row, Hartford, CT 06115. PEPCO is a directly wholly owned subsidiary of Phoenix Investment Partners, Inc. ("PXP"). PXP is an indirectly owned subsidiary of PNX. PEPCO is an affiliated subsidiary of both the Separate Account and Phoenix.

PEPCO, an affiliate of PHL Variable, as underwriter, offers these policies on a continuous basis. PEPCO is not compensated for any underwriting commissions. All underwriting commission costs are borne directly by PHL Variable. The basis of the mortality rates guaranteed in the policy is the 1980 Commissioners' Standard Ordinary Mortality Table, adjusted for risk classifications.

Policies also may be purchased from other broker-dealers registered under the 1934 Act whose representatives are authorized by applicable law to sell policies under terms of agreements provided by PEPCO. Sales commissions will be paid to registered representatives on purchase payments we receive under these policies. PHL Variable will pay a maximum total sales commission of 50% of premiums. To the extent that the sales charge under the policies is less than the sales commissions paid with respect to the policies, we will pay the shortfall from our General Account assets, which will include any profits we may derive under the policies.


PERFORMANCE HISTORY
--------------------------------------------------------------------------------

The rates of return shown are not an estimate nor are they a guarantee of future performance. The performance history shown is solely for the underlying investment portfolios. They do not illustrate how actual performance will affect the benefits under your policy because they do not account for any of the charges and deductions that apply to your policy value.

Yield of the Phoenix-Goodwin Money Market Series. We calculate the yield of the Phoenix-Goodwin Money Market Series for a 7-day "base period" by determining the "net change in value" of a hypothetical pre-existing account. We assume the hypothetical account had an initial balance of one share of the series at the beginning of the base period. We then determine what the value of the hypothetical account would have been at the end of the 7-day base period. We assume no policy charges were deducted from the hypothetical account. The end value minus the initial value gives us the net change in value for the hypothetical account. The net change in value can then be divided by the initial value giving us the base period return (one week's return). To find the equivalent annual return we multiply the base period return by 365/7. The equivalent effective annual yield differs from the annual return because we assume all returns are reinvested in the subaccount. We carry results to the nearest hundredth of one percent.

Example Calculation:

The following example of a return/yield calculation for the Phoenix-Goodwin Money Market Series is based on the 7-day period ending December 31, 2003:

Value of hypothetical pre-existing account with exactly one
   unit at the beginning of the period:................................$1.000000
Value of the same account (excluding capital changes) at the end of the 7-day period:............................................$1.000137
Calculation:
   Ending account value................................................$1.000137
   Less beginning account value........................................$1.000000
   Net change in account value.........................................$0.000137
Base period return:
   (adjusted change/beginning account value)...........................$0.000137
Current annual yield = return x (365/7) =..................................0.71%
Effective annual yield = [(1 + return)(365/7)] - 1 =.......................0.72%

The current yield and effective yield information will fluctuate. Yield and return information may not provide a suitable basis for comparison with bank deposits or other investments which are insured and/or pay a fixed yield for a stated period of time, or other investment companies, due to charges which will be deducted on the Separate Account level.

Total Return: We will usually advertise the average annual total return for a subaccount calculated for one year, three years, five years, ten years and since the inception date of the underlying portfolio. We assume the reinvestment of all distributions at net asset value but do not account for the deduction of any of the daily or monthly charges made under the policy.

Performance is the compounded return for the time period indicated, net of all fund level fees. Returns for the periods greater than one year are annualized. Performance does not include the effects of product charges, including any or all of the following: issue, sales and tax charges; mortality and expense risk fees; cost of insurance charges; administrative and transfer fees; and surrender charges. If these charges were reflected in these returns, performance would be significantly lower than shown. Please obtain a personalized illustration by contacting your registered representative. The illustration will show all applicable charges deducted, including the cost of insurance.

Since subaccount performance fluctuates, the policy value, when redeemed, may be worth more or less than the original cost. Withdrawals will affect the policy value and death benefit. You may obtain a copy of the most up-to-date performance numbers from your registered representative.

-----------------------------------------------------------------------------------------------------------------------------------
                                  AVERAGE ANNUAL TOTAL RETURN FOR THE PERIOD ENDED DECEMBER 31, 2003
-----------------------------------------------------------------------------------------------------------------------------------

                          SERIES                        INCEPTION DATE     1 YEAR        5 YEARS       10 YEARS   SINCE INCEPTION
-----------------------------------------------------------------------------------------------------------------------------------

Phoenix-Aberdeen International Series                      5/1/1990        31.87%         -1.43%        0.67%            6.30%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-AIM Growth Series                                12/15/1999        20.83%           N/A          N/A           -11.26%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Alger Small-Cap Growth Series                     8/12/2002        53.38%           N/A          N/A            36.98%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Alliance/Bernstein Enhanced Index Series          7/14/1997        26.23%         -2.24%         N/A             3.44%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Duff & Phelps Real Estate Securities Series        5/1/1995        38.27%         17.76%         N/A            15.21%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Capital Growth Series                    12/31/1982       26.49%         -7.88%        4.56%           12.13%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Growth and Income Series                  3/2/1998        27.46%         -0.18%         N/A             3.09%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Small & Mid-Cap Growth Series            8/15/2000        46.42%           N/A          N/A           -12.06%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Strategic Allocation Series              9/17/1984        19.87%          3.86%        8.40%           11.06%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Value Equity Series                       3/2/1998        23.87%          5.45%         N/A             6.51%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Money Market Series                       10/8/1982         0.68%         3.34%         4.15%            5.62%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Multi-Sector Fixed Income Series          12/31/1982       14.58%         8.47%         7.70%            9.64%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Multi-Sector Short Term Bond Series        6/2/2003          N/A            N/A          N/A             2.96%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Kayne Rising Dividends Series                     8/12/2002        19.09%           N/A          N/A            10.60%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Kayne Small-Cap Quality Value Series              8/12/2002        20.28%           N/A          N/A            15.08%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lazard International Equity Select Series         8/12/2002        29.81%           N/A          N/A            17.01%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lazard Small-Cap Value Series                     8/12/2002        38.94%           N/A          N/A            24.83%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lord Abbett Bond-Debenture Series                 8/12/2002        17.76%           N/A          N/A            17.63%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lord Abbett Large-Cap Value Series                8/12/2002        30.24%           N/A          N/A            20.33%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Lord Abbett Mid-Cap Value Series                  8/12/2002        24.47%           N/A          N/A            17.14%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Northern Dow 30 Series                            12/15/1999       27.40%           N/A          N/A            -0.50%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Northern Nasdaq-100 Index(R) Series               8/15/2000        48.85%           N/A          N/A           -24.15%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Mid-Cap Value Series             3/2/1998        40.97%         10.70%         N/A             6.87%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Small-Cap Value Series          11/20/2000       43.86%           N/A          N/A            16.80%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Seneca Mid-Cap Growth Series                       3/2/1998        28.83%          1.49%         N/A             4.75%
-----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Seneca Strategic Theme Series                     1/29/1996        37.26%         -2.31%         N/A             6.64%
-----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund                         5/5/1993        29.52%         -0.64%        7.93%            9.23%
-----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Mid Cap Core Equity Fund                         10/29/2001       28.19%           N/A          N/A             9.47%

-----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Premier Equity Fund                               5/5/1993        25.08%         -3.30%        8.49%            9.35%
-----------------------------------------------------------------------------------------------------------------------------------
Alger American Leveraged AllCap Portfolio                 1/25/1995        34.72%          0.04%         N/A            15.75%
-----------------------------------------------------------------------------------------------------------------------------------
Federated Fund For U.S. Government Securities II          3/28/1994         2.37%          5.68%         N/A             6.15%
-----------------------------------------------------------------------------------------------------------------------------------
Federated High Income Bond Fund II                         3/1/1994        22.21%          3.18%         N/A             6.23%
-----------------------------------------------------------------------------------------------------------------------------------
VIP Contrafund(R) Portfolio                               11/3/1997        28.35%          3.36%         N/A             7.13%
-----------------------------------------------------------------------------------------------------------------------------------
VIP Growth Opportunities Portfolio                        11/3/1997        29.66%         -5.66%         N/A            -0.51%
-----------------------------------------------------------------------------------------------------------------------------------
VIP Growth Portfolio                                      11/3/1997        32.78%         -1.42%         N/A             4.40%
-----------------------------------------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund                             11/8/1996        25.15%          8.73%         N/A             8.93%
-----------------------------------------------------------------------------------------------------------------------------------
Templeton Foreign Securities Fund                         5/11/1992        32.21%          1.71%        6.51%            8.51%
-----------------------------------------------------------------------------------------------------------------------------------
Templeton Growth Securities Fund                          3/15/1994        32.13%          5.44%         N/A             8.61%
-----------------------------------------------------------------------------------------------------------------------------------
Scudder VIT EAFE(R) Equity Index Fund                     8/22/1997        33.35%         -3.48%         N/A            -0.78%
-----------------------------------------------------------------------------------------------------------------------------------
Scudder VIT Equity 500 Index Fund                         10/1/1997        28.16%         -0.91%         N/A             3.67%
-----------------------------------------------------------------------------------------------------------------------------------
Technology Portfolio                                      11/30/1999       47.77%           N/A          N/A           -21.85%
-----------------------------------------------------------------------------------------------------------------------------------
Wanger International Select                                2/1/1999        41.24%           N/A          N/A             9.89%
-----------------------------------------------------------------------------------------------------------------------------------
Wanger International Small Cap                             5/1/1995        48.86%         10.54%         N/A            15.00%
-----------------------------------------------------------------------------------------------------------------------------------
Wanger Select                                              2/1/1999        30.73%           N/A          N/A            14.40%
-----------------------------------------------------------------------------------------------------------------------------------
Wanger U.S. Smaller Companies                              5/1/1995        43.22%          8.80%         N/A            16.15%
-----------------------------------------------------------------------------------------------------------------------------------

We may include information about a series' or an advisor's investment strategies and management style in advertisements, sales literature and other communications. An advisor may alter investment strategies and style in response to changing market and economic conditions. A fund may advertise all or part of a series' portfolio holdings, including holdings in specific industries. A fund may also separately illustrate the income and capital gains portions of a series' total return. A fund may also advertise performance by dividing returns into equity and debt components.

A series may compare its returns to any of a number of well-known benchmarks of market performance; including, but not limited to:

       The Dow Jones Industrial Average(SM) (DJIA)
       First Boston High Yield Index
       Salomon Brothers Corporate Index
       Salomon Brothers Government Bond Index
       Standard & Poor's 500 Index(R) (S&P 500)

Each subaccount may include its yield and total return in advertisements or communications with current or prospective policy owners. Each subaccount may also include in such advertisements, its ranking or comparison to similar mutual funds by such organizations as:

       Lipper Analytical Services
       Morningstar, Inc.
       Thomson Financial

A fund may also compare a series' performance to other investment or savings vehicles (such as certificates of deposit) and may refer to results published in such publications as:

       Barron's
       Business Week
       Changing Times
       Consumer Reports
       Financial Planning
       Financial Services Weekly
       Forbes
       Fortune
       Investor's Business Daily
       Money
       The New York Times
       Personal Investor
       Registered Representative
       U.S. News and World Report
       The Wall Street Journal

DJIA is an unweighted index of 30 industrial "blue chip" U.S. stocks. It is the oldest continuing U.S. market index. The 30 stocks now in the DJIA are both widely-held and a major influence in their respective industries. The average is computed in such a way as to preserve its historical continuity and account for such factors as stock splits and periodic changes in the components of the index. The editors of The Wall Street Journal select the component stocks of the DJIA.

The S&P 500 is a market-value weighted index composed of 500 stocks chosen for market size, liquidity, and industry group representation. It is one of the most widely used indicators of U.S. stock market performance. The composition of the S&P 500 changes from time to time. Standard & Poor's Index Committee makes all decisions about the S&P 500.

Weighted and unweighted indexes: A market-value, or capitalization, weighted index uses relative market value (share price multiplied by the number of shares outstanding) to "weight" the influence of a stock's price on the index. Simply put, larger companies' stock prices influence the index more than smaller companies' stock prices. An unweighted index (such as the DJIA) uses stock price alone to determine the index value. A company's relative size has no bearing on its impact on the index.

The funds' annual reports, available upon request and without charge, contain a discussion of the performance of the funds and a comparison of that performance to a securities market index. You may obtain an Annual Report by contacting your registered representative or VULA at the address and telephone number on page one.


ADDITIONAL INFORMATION ABOUT CHARGES
--------------------------------------------------------------------------------

SURRENDER CHARGE. During the first seven policy years, there is a difference between the amount of policy value and the amount of cash surrender value of the policy. This difference is the surrender charge, which is a contingent deferred sales charge. The surrender charge is designed to recover the expense of distributing policies that are terminated before distribution expenses have been recouped from revenue generated by these policies. These are contingent charges because they are paid only if you surrender the policy or if you reduce the policy's face amount during this period. They are deferred charges because they are not deducted from premiums. The maximum surrender charge we assess during each policy year is given in your prospectus and a schedule will be provided in your policy.

PARTIAL SURRENDER CHARGE. If less than all of the policy is surrendered, the amount withdrawn is a "partial surrender." A charge as described below is deducted from the policy value upon a partial surrender of the policy. The charge is a pro rata portion of the applicable surrender charge that would apply to a full surrender, determined by multiplying the applicable surrender charge by a fraction which is equal to the partial surrender amount payable divided by the result of subtracting the applicable surrender charge from the policy value. This amount is assessed against the subaccounts and the Guaranteed Interest Account in the same proportion as the withdrawal is allocated.

We also will deduct a partial surrender charge from your policy value if you decrease your policy's face amount. The charge is equal to the applicable surrender charge multiplied by a fraction equal to the decrease in face amount divided by the face amount of the policy prior to the decrease.


PARTIAL SURRENDER FEE. In the case of a partial surrender, we do not deduct a fee. However, we reserve the right to charge up to a $25 fee from your policy value upon prior written notice. It is intended to recover the actual costs of processing the partial surrender request and will be deducted from each subaccount and Guaranteed Interest Account in the same proportion as the withdrawal is allocated. If no allocation is made at the time of the request for the partial surrender, withdrawal allocations will be made in the same manner as monthly deductions.


UNDERWRITING PROCEDURES. We generally base our rates on the insured person's gender, age, and risk class. We also consider the duration, or how long the policy has been in force. We are not permitted to consider gender as a factor in some states and under certain qualified plans.

PARTIAL SURRENDER AND DECREASES IN FACE AMOUNT: EFFECT A partial surrender or a decrease in face amount generally decreases the death benefit. Upon a decrease in face amount or partial surrender, we will deduct a partial surrender charge from your policy value based on the amount of the decrease or partial surrender. If the change is a decrease in face amount, the death benefit under a policy would be reduced on the next monthly calculation day. If the change is a partial surrender, the death benefit under a policy would be reduced immediately. A decrease in the death benefit may have certain tax consequences.

REQUESTS FOR DECREASE IN FACE AMOUNT. You may request a decrease in face amount at any time after the first policy year. Unless we agree otherwise, the decrease must be at least equal to $25,000 and the face amount remaining after the decrease must be at least $25,000. You must request a face amount decrease in writing and it will become effective on the first monthly calculation day following the date we approve your request. We will deduct a partial surrender charge from the policy value based on the amount of the decrease. The charge will equal the applicable surrender charge that would apply to a full surrender multiplied by a fraction (which is equal to the decrease in face amount divided by the face amount of the policy before the decrease).


REQUESTS FOR INCREASE IN FACE AMOUNT. Face amount increases are not available with this policy.



SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS
--------------------------------------------------------------------------------

We hold the assets of the Separate Account separate and apart from our General Account. We maintain records of all purchases and redemptions of fund shares.


STATE REGULATION
--------------------------------------------------------------------------------

We are subject to the provisions of the Connecticut insurance laws applicable to life insurance companies and to regulation and supervision by the Connecticut Superintendent of Insurance. We also are subject to the applicable insurance laws of all the other states and jurisdictions in which we do insurance business.

State regulation of PHL Variable includes certain limitations on investments we may make, including investments for the Separate Account and the Guaranteed Interest Account. State regulation does not include any supervision over the Separate Account's investment policies.


REPORTS
--------------------------------------------------------------------------------

We will provide all policy owners with all reports required by the 1940 Act and related regulations or by any other applicable law or regulation.


EXPERTS
--------------------------------------------------------------------------------


The financial statements of PHL Variable Insurance Company at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, 100 Pearl Street, Hartford, Connecticut, 06103, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.


Joseph P. DeCresce, Counsel, and Brian A. Giantonio, Vice President, Tax and ERISA Counsel, The Phoenix Companies, Inc., have provided opinions on certain matters relating to the federal securities, state regulations and income tax laws, respectively, in connection with the policies described in this prospectus.

         PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT

         FINANCIAL STATEMENTS

         DECEMBER 31, 2003



         AS OF FEBRUARY 15, 2005, THERE HAVE BEEN NO SALES OF THIS POLICY; THEREFORE, THERE ARE NO FINANCIAL STATEMENTS FOR THESE SUBACCOUNTS.

         PHL VARIABLE
         INSURANCE COMPANY
         (A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
         FINANCIAL STATEMENTS
         DECEMBER 31, 2003 AND 2002

                                TABLE OF CONTENTS

                                                                                                                    PAGE
                                                                                                                 ----------

Report of Independent Auditors.............................................................................         F-3

Balance Sheet as of December 31, 2003 and 2002.............................................................         F-4

Statement of Income, Comprehensive Income and Changes in Stockholder's Equity
  for the years ended 2003, 2002 and 2001..................................................................         F-5

Statement of Cash Flows for the years ended 2003, 2002 and 2001............................................         F-6

Notes to Financial Statements..............................................................................       F-7-F-19

PRICEWATERHOUSECOOPERS [LOGO]


                                                      PRICEWATERHOUSECOOPERS LLP
                                                      100 Pearl Street
                                                      Hartford CT 06103-4508
                                                      Telephone (860) 241 7000
                                                      Facsimile (860) 241 7590





                         REPORT OF INDEPENDENT AUDITORS



To the Board of Directors and Stockholder of PHL Variable Insurance Company:

In our opinion, the accompanying balance sheet and the related statements of income, comprehensive income and changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of PHL Variable Insurance Company at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP


March 9, 2003

                         PHL VARIABLE INSURANCE COMPANY
                                  BALANCE SHEET
                 ($ amounts in thousands, except per share data)
                           DECEMBER 31, 2003 AND 2002

                                                                                                 2003             2002
                                                                                            ---------------  ---------------

ASSETS:
Available-for-sale debt securities, at fair value.........................................   $  3,087,957     $  2,388,189
Equity securities, at fair value..........................................................          8,687           33,121
Policy loans, at unpaid principal balances................................................          1,753            1,335
Other investments.........................................................................         20,314           10,166
                                                                                            ---------------  ---------------
Total investments.........................................................................      3,118,711        2,432,811
Cash and cash equivalents.................................................................         80,972          473,246
Accrued investment income.................................................................         26,817           18,768
Deferred policy acquisition costs.........................................................        372,609          255,677
Other general account assets..............................................................         23,611           45,105
Separate account assets...................................................................      2,010,134        1,157,913
                                                                                            ---------------  ---------------
TOTAL ASSETS..............................................................................   $  5,632,854     $  4,383,520
                                                                                            ===============  ===============

LIABILITIES:
Policyholder deposit funds................................................................   $  2,760,567     $  2,557,428
Policy liabilities and accruals...........................................................        235,484          124,925
Deferred income taxes.....................................................................         55,926           38,993
Other general account liabilities.........................................................         42,959           33,352
Separate account liabilities..............................................................      2,010,134        1,157,913
                                                                                            ---------------  ---------------
TOTAL LIABILITIES.........................................................................      5,105,070        3,912,611
                                                                                            ---------------  ---------------

STOCKHOLDER'S EQUITY:
Common stock, $5,000 par value: 1,000 shares authorized; 500 shares issued................          2,500            2,500
Additional paid-in capital................................................................        484,234          444,234
Retained earnings.........................................................................         16,196            1,547
Accumulated other comprehensive income....................................................         24,854           22,628
                                                                                            ---------------  ---------------
TOTAL STOCKHOLDER'S EQUITY................................................................        527,784          470,909
                                                                                            ---------------  ---------------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY................................................   $  5,632,854     $  4,383,520
                                                                                            ===============  ===============

The accompanying notes are an integral part of these financial statements.

                         PHL VARIABLE INSURANCE COMPANY
  STATEMENT OF INCOME, COMPREHENSIVE INCOME AND CHANGES IN STOCKHOLDER'S EQUITY
                            ($ amounts in thousands)
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                                2003            2002              2001
                                                                          ---------------  ---------------   ---------------

REVENUES:
Premiums................................................................   $      5,829     $      4,372      $      5,129
Insurance and investment product fees...................................         65,529           46,915            32,379
Investment income, net of expenses......................................        133,531           92,472            30,976
Net realized investment gains (losses)..................................            768          (16,167)           (1,196)
                                                                          ---------------  ---------------   ---------------
TOTAL REVENUES..........................................................        205,657          127,592            67,288
                                                                          ---------------  ---------------   ---------------

BENEFITS AND EXPENSES:
Policy benefits.........................................................        127,311           98,915            39,717
Policy acquisition cost amortization....................................         20,040           23,182             8,477
Other operating expenses................................................         35,288           27,386            15,305
                                                                          ---------------  ---------------   ---------------
TOTAL BENEFITS AND EXPENSES.............................................        182,639          149,483            63,499
                                                                          ---------------  ---------------   ---------------
Income (loss) before income taxes.......................................         23,018          (21,891)            3,789
Applicable income taxes (benefit).......................................          8,369           (8,635)              539
                                                                          ---------------  ---------------   ---------------
NET INCOME (LOSS).......................................................   $     14,649     $    (13,256)     $      3,250
                                                                          ===============  ===============   ===============

COMPREHENSIVE INCOME:
NET INCOME (LOSS).......................................................   $     14,649     $    (13,256)     $      3,250
                                                                          ---------------  ---------------   ---------------
Net unrealized investment gains.........................................          2,561           18,522             2,022
Net unrealized derivative instruments gains (losses)....................           (335)           2,147              (334)
                                                                          ---------------  ---------------   ---------------
OTHER COMPREHENSIVE INCOME..............................................          2,226           20,669             1,688
                                                                          ---------------  ---------------   ---------------
COMPREHENSIVE INCOME....................................................   $     16,875     $      7,413      $      4,938
                                                                          ===============  ===============   ===============

ADDITIONAL PAID-IN CAPITAL:
Capital contributions from parent.......................................   $     40,000     $    259,370     $    105,000

RETAINED EARNINGS:
Net income (loss).......................................................         14,649          (13,256)           3,250

ACCUMULATED OTHER COMPREHENSIVE INCOME:
Other comprehensive income..............................................          2,226           20,669            1,688
                                                                          ---------------  ---------------  ---------------
CHANGE IN STOCKHOLDER'S EQUITY..........................................         56,875          266,783          109,938
Stockholder's equity, beginning of year.................................        470,909          204,126           94,188
                                                                          ---------------  ---------------  ---------------
STOCKHOLDER'S EQUITY, END OF YEAR.......................................   $    527,784     $    470,909     $    204,126
                                                                          ===============  ===============  ===============

The accompanying notes are an integral part of these financial statements.

                         PHL VARIABLE INSURANCE COMPANY
                             STATEMENT OF CASH FLOWS
                            ($ amounts in thousands)
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                                2003             2002              2001
                                                                           ---------------  ---------------   ---------------

OPERATING ACTIVITIES:
Net income (loss).......................................................    $     14,649     $    (13,256)     $      3,250
Net realized investment (gains) losses..................................            (768)          16,167             1,196
Amortization and depreciation...........................................              --               --               102
Deferred income taxes...................................................          15,734              438            22,733
Increase in receivables.................................................          (4,650)         (12,981)           (4,406)
Increase in deferred policy acquisition costs...........................        (100,542)        (128,164)          (81,588)
Increase in policy liabilities and accruals.............................         126,059           66,632            23,069
Other assets and other liabilities net change...........................          43,878          (28,007)          (23,609)
                                                                           ---------------  ---------------   ---------------
CASH (FOR) FROM OPERATING ACTIVITIES....................................          94,360          (99,171)          (59,253)
                                                                           ---------------  ---------------   ---------------

INVESTING ACTIVITIES:
Investment purchases....................................................      (2,068,268)      (1,753,350)        (766,494)
Investment sales, repayments and maturities.............................       1,338,495          414,195          140,835
                                                                           ---------------  ---------------  ----------------
CASH (FOR) FROM INVESTING ACTIVITIES....................................        (729,773)      (1,339,155)        (625,659)
                                                                           ---------------  ---------------  ----------------

FINANCING ACTIVITIES:
Policyholder deposit fund receipts, net.................................         203,139        1,480,758           670,577
Capital contributions from parent.......................................          40,000          259,370           105,000
                                                                           ---------------  ---------------   ---------------
CASH FROM FINANCING ACTIVITIES..........................................         243,139        1,740,128           775,577
                                                                           ---------------  ---------------   ---------------
CHANGE IN CASH AND CASH EQUIVALENTS.....................................        (392,274)         301,802            90,665
Cash and cash equivalents, beginning of year............................         473,246          171,444            80,779
                                                                           ---------------  ---------------   ---------------
CASH AND CASH EQUIVALENTS, END OF YEAR..................................    $     80,972     $    473,246      $    171,444
                                                                           ===============  ===============   ===============

The accompanying notes are an integral part of these financial statements.

                         PHL VARIABLE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001


1.       ORGANIZATION AND OPERATIONS

PHL Variable Insurance Company is a life insurance company offering variable and fixed annuity and non-participating life insurance products. It is a wholly-owned subsidiary of PM Holdings, Inc. PM Holdings is a wholly-owned subsidiary of Phoenix Life Insurance Company (Phoenix Life), which is a wholly-owned subsidiary of The Phoenix Companies, Inc., a New York Stock Exchange listed company. Phoenix Home Life Mutual Insurance Company demutualized on June 25, 2001 by converting from a mutual life insurance company to a stock life insurance company, became a wholly-owned subsidiary of The Phoenix Companies and changed its name to Phoenix Life Insurance Company.

We have prepared these financial statements in accordance with generally accepted accounting principles (GAAP). In preparing these financial statements in conformity with GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities at reporting dates and the reported amounts of revenues and expenses during the reporting periods. Actual results will differ from these estimates and assumptions. We employ significant estimates and assumptions in the determination of deferred policy acquisition costs; policyholder liabilities and accruals; the valuation of goodwill, the valuation of investments in debt and equity securities, and accruals for contingent liabilities. Significant accounting policies are presented throughout the notes in italicized type.

Effective January 1, 2004, we are required to adopt the AICPA's Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts, or SOP 03-1. SOP 03-1 provides guidance related to the accounting, reporting and disclosure of certain insurance contracts and separate accounts, including guidance for computing reserves for products with guaranteed benefits, such as guaranteed minimum death benefits, and for products with annuitization benefits such as guaranteed minimum income benefits. In addition, SOP 03-1 addresses the presentation and reporting of separate accounts, as well as rules concerning the capitalization and amortization of sales inducements. This new accounting standard largely codifies our current accounting and reserving practices related to our applicable non-traditional long-duration contracts and separate accounts and thus, our adoption is not expected to have a material effect on our financial statements.


2.       OPERATING ACTIVITIES

PREMIUM AND FEE REVENUE AND RELATED EXPENSES

We recognize term insurance premiums as premium revenue pro rata over the related contract periods. We match benefits, losses and related expenses with premiums over the related contract periods. Revenues for universal life products consist of net investment income and mortality, administration and surrender charges assessed against the fund values during the period. Related benefit expenses include universal life benefit claims in excess of fund values and net investment income credited to universal life fund values.

REINSURANCE

We use reinsurance agreements to provide for greater diversification of business, which allows us to control exposure to potential losses arising from large risks and provide additional capacity for growth.

We recognize assets and liabilities related to reinsurance ceded contracts on a gross basis. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

We remain liable to the extent that reinsuring companies may not be able to meet their obligations under reinsurance agreements in effect. Failure of the reinsurers to honor their obligations could result in losses to us; consequently, estimates are established for amounts deemed or estimated to be uncollectible. To minimize our exposure to significant losses from reinsurance insolvencies, we evaluate the financial condition of our reinsurers and monitor concentration of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers.

Our reinsurance program varies based on the type of risk, for example:

    o On direct policies, the maximum of individual life insurance retained by us on any one life is $10 million for single life and joint first-to-die policies and $12 million for joint last-to-die policies, with excess amounts ceded to reinsurers.

    o We reinsure 50% to 90% of the mortality risk for certain issues of term and universal life policies.

Additional information on direct business written and reinsurance assumed and ceded for continuing operations for 2003, 2002 and 2001 follows ($ amounts in thousands):

                                                                           2003               2002               2001
                                                                     -----------------  -----------------   ----------------

Direct premiums....................................................   $       30,404     $       21,283      $       20,930
Premiums assumed from reinsureds...................................               --                 --                  --
Premiums ceded to reinsurers.......................................          (24,575)           (16,911)            (15,801)
                                                                     -----------------  -----------------   ----------------
PREMIUMS...........................................................   $        5,829     $        4,372      $        5,129
                                                                     =================  =================   ================

Direct life insurance in-force.....................................   $   20,518,533     $   11,999,540      $   10,205,877
Life insurance in-force assumed from reinsureds....................          168,788            215,329                  --
Life insurance in-force ceded to reinsurers........................      (15,544,504)        (9,842,076)         (9,015,734)
                                                                     -----------------  -----------------   ----------------
LIFE INSURANCE IN-FORCE............................................   $    5,142,817     $    2,372,793      $    1,190,143
                                                                     =================  =================   ================
Percentage of amount assumed to net insurance in-force.............        3.28%              9.07%                 --
                                                                     =================  =================   ================

Policy benefit costs are net of benefits ceded of $11.3 million, $8.0 million and $5.0 million for 2003, 2002 and 2001, respectively.

VALLEY FORGE LIFE INSURANCE

On July 23, 2002, we acquired the variable life and variable annuity business of Valley Forge Life Insurance Company (a subsidiary of CNA Financial Corporation), effective July 1, 2002. The business acquired had a total account value of $557.0 million at June 30, 2002. This transaction was effected through a combination of coinsurance and modified coinsurance.

DEFERRED POLICY ACQUISITION COSTS

The costs of acquiring new business, principally commissions, underwriting, distribution and policy issue expenses, all of which vary with and are primarily related to production of new business, are deferred. In connection with the 2002 acquisition of the variable life and annuity business of Valley Forge Life Insurance Company, we recognized an asset for the present value of future profits (PVFP) representing the present value of estimated net cash flows embedded in the existing contracts acquired. This asset is included in deferred acquisition costs (DAC).

We amortize DAC and PVFP based on the related policy's classification. For term life insurance policies, DAC is amortized in proportion to projected net premiums. For universal life, variable universal life and accumulation annuities, DAC and PVFP are amortized in proportion to estimated gross profits. Policies may be surrendered for value or exchanged for a different one of our products (internal replacement); the DAC balance associated with the replaced or surrendered policies is amortized to reflect these surrenders.

The amortization process requires the use of various assumptions, estimates and judgments about the future. The primary assumptions are expenses, investment performance, mortality and contract cancellations (i.e., lapses, withdrawals and surrenders). These assumptions are reviewed on a regular basis and are generally based on our past experience, industry studies, regulatory requirements and judgments about the future. Changes in estimated gross profits based on actual experiences are reflected as an adjustment to total amortization to date resulting in a charge or credit to earnings. Finally, analyses are performed periodically to assess whether there are sufficient gross margins or gross profits to amortize the remaining DAC balances.

In the third quarter of 2002, we revised the long-term market return assumption for the variable annuity block of business from 8% to 7%. In addition, at the quarter-end we recorded an impairment charge related to the recoverability of our deferred acquisition cost asset related to the variable annuity business. The revision in long-term market return assumption and the impairment charge resulted in a $9.9 million pre-tax ($6.4 million after income taxes) increase in policy acquisition cost amortization expense in the third quarter of 2002.

The activity in deferred policy acquisition costs for 2003, 2002 and 2001 follows ($ amounts in thousands):

                                                                                2003             2002             2001
                                                                           ---------------  ---------------  ---------------

Direct acquisition costs deferred, excluding acquisitions...............    $    120,582     $    102,769     $     90,065
Acquisition costs recognized in Valley Forge Life acquisition...........              --           48,577               --
Recurring costs amortized to expense....................................         (20,040)         (23,182)          (8,477)
(Cost) or credit offsets to net unrealized investment gains or losses
  included in other comprehensive income (Note 3).......................          16,390          (37,474)          (1,443)
                                                                           ---------------  ---------------  ---------------
Change in deferred policy acquisition costs.............................         116,932           90,690           80,145
Deferred policy acquisition costs, beginning of year....................         255,677          164,987           84,842
                                                                           ---------------  ---------------  ---------------
DEFERRED POLICY ACQUISITION COSTS, END OF YEAR..........................    $    372,609     $    255,677     $    164,987
                                                                           ===============  ===============  ===============

POLICY LIABILITIES AND ACCRUALS

Future policy benefits are liabilities for life and annuity products. We establish liabilities in amounts adequate to meet the estimated future obligations of policies in-force. Future policy benefits for variable universal life, universal life and annuities in the accumulation phase are computed using the deposit-method which is the sum of the account balance, unearned revenue liability and liability for minimum policy benefits. Future policy benefits for term and annuities in the payout phase that have significant mortality risk are computed using the net level premium method on the basis of actuarial assumptions at the issue date of these contracts for rates of interest, contract administrative expenses, mortality and surrenders. We establish liabilities for outstanding claims, losses and loss adjustment expenses based on individual case estimates for reported losses and estimates of unreported losses based on past experience.

Policyholder liabilities are primarily for universal life products and include deposits received from customers and investment earnings on their fund balances which range from 4.7% to 6% as of December 31, 2003 and 5.3% to 6.5% as of December 31, 2002, less administrative and mortality charges.

POLICYHOLDER DEPOSIT FUNDS

Policyholder deposit funds consist of annuity deposits received from customers and investment earnings on their fund balances, which range from 3.0% to 6.5%, less administrative charges. At December 31, 2003 and 2002, there was $1,158.4 million and $1,303.0 million, respectively, in policyholder deposit funds with no associated surrender charges.

FAIR VALUE OF INVESTMENT CONTRACTS

For purposes of fair value disclosures (Note 9), we determine the fair value of deferred annuities with an interest guarantee of one year or less at the amount of the policy reserve. In determining the fair value of deferred annuities with interest guarantees greater than one year, we used a discount rate equal to the appropriate U.S. Treasury rate plus 150 basis points to determine the present value of the projected account value of the policy at the end of the current guarantee period.

FUNDS UNDER MANAGEMENT

Activity in annuity funds under management for the years 2003, 2002 and 2001 follows ($ amounts in millions):

                                                                                2003             2002             2001
                                                                           ---------------  ---------------  ---------------

Deposits................................................................    $      923.9     $    1,878.9     $    1,234.8
Performance.............................................................           435.3           (121.5)          (199.3)
Fees....................................................................           (24.7)           (23.5)           (23.9)
Benefits and surrenders.................................................          (613.0)          (404.9)          (127.2)
                                                                           ---------------  ---------------  ---------------
Change in funds under management........................................           721.5          1,329.0            884.4
Funds under management, beginning of year...............................         3,727.4          2,398.4          1,514.0
                                                                           ---------------  ---------------  ---------------
FUNDS UNDER MANAGEMENT, END OF YEAR.....................................    $    4,448.9     $    3,727.4     $    2,398.4
                                                                           ===============  ===============  ===============


3.       INVESTING ACTIVITIES

DEBT AND EQUITY SECURITIES

We classify our debt and equity securities as available-for-sale and report them in our balance sheet at fair value. Fair value is based on quoted market price, where available. When quoted market prices are not available, we estimate fair value by discounting debt security cash flows to reflect interest rates currently being offered on similar terms to borrowers of similar credit quality (private placement debt securities), by quoted market prices of comparable instruments (untraded public debt securities) and by independent pricing sources or internally developed pricing models (equity securities).

Fair value and cost of our available-for-sale debt securities as of December 31, 2003 and 2002 follow ($ amounts in thousands):

                                                                       2003                              2002
                                                         ---------------------------------  --------------------------------
                                                           FAIR VALUE           COST          FAIR VALUE          COST
                                                         ---------------   ---------------  ---------------  ---------------

U.S. government and agency.............................   $     58,894      $     58,166     $      7,343     $      6,377
State and political subdivision........................         48,376            47,621           39,213           37,625
Foreign government.....................................         44,918            43,261           11,586           11,186
Corporate..............................................      1,475,398         1,445,360          791,091          768,126
Mortgage-backed........................................        695,425           680,360          643,147          619,316
Other asset-backed.....................................        764,946           758,868          895,809          879,927
                                                         ---------------   ---------------  ---------------  ---------------
DEBT SECURITIES........................................   $  3,087,957      $  3,033,636     $  2,388,189     $  2,322,557
                                                         ===============   ===============  ===============  ===============

For mortgage-backed and other asset-backed debt securities, we recognize income using a constant effective yield based on anticipated prepayments and the estimated economic lives of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and any resulting adjustment is included in net investment income. For certain asset-backed securities, changes in estimated yield are recorded on a prospective basis and specific valuation methods are applied to these securities to determine if there has been an other-than-temporary decline in value.

We owned no non-income producing debt securities as of December 31, 2003 or 2002.

Fair value and cost of our equity securities as of December 31, 2003 and 2002 follow ($ amounts in thousands):

                                                                       2003                              2002
                                                         ---------------------------------  --------------------------------
                                                           FAIR VALUE           COST          FAIR VALUE          COST
                                                         ---------------   ---------------  ---------------  ---------------

Mutual fund seed investments...........................   $      8,512      $      6,510     $     14,324     $     13,780
Other equity securities................................            175               229           18,797           18,088
                                                         ---------------   ---------------  ---------------  ---------------
EQUITY SECURITIES......................................   $      8,687      $      6,739     $     33,121     $     31,868
                                                         ===============   ===============  ===============  ===============

Gross and net unrealized gains and losses from debt and equity securities as of December 31, 2003 and 2002 follow ($ amounts in thousands):

                                                                       2003                              2002
                                                         ---------------------------------  --------------------------------
                                                             GAINS             LOSSES           GAINS            LOSSES
                                                         ---------------   ---------------  ---------------  ---------------

U.S. government and agency.............................   $        936      $       (208)    $        966     $         --
State and political subdivision........................          1,107              (352)           1,588               --
Foreign government.....................................          2,451              (794)             459              (59)
Corporate..............................................         42,578           (12,540)          29,834           (6,869)
Mortgage-backed........................................         16,566            (1,501)          23,976             (145)
Other asset-backed.....................................         10,070            (3,992)          17,052           (1,170)
                                                         ---------------   ---------------  ---------------  ---------------
Debt securities gains and losses.......................   $     73,708      $    (19,387)    $     73,875     $     (8,243)
                                                         ===============   ===============  ===============  ===============
Equity securities gains and losses.....................   $      2,002      $        (54)    $      1,782     $       (529)
                                                         ===============   ===============  ===============  ===============
DEBT AND EQUITY SECURITIES NET GAINS...................   $     56,269                       $     66,885
                                                         ===============                    ===============

The aging of temporarily impaired general account debt and equity securities as of December 31, 2003 is as follows ($ amounts in millions):

                                               LESS THAN 12 MONTHS       GREATER THAN 12 MONTHS              TOTAL
                                            --------------------------- -------------------------- --------------------------
                                                FAIR       UNREALIZED       FAIR      UNREALIZED       FAIR      UNREALIZED
                                                VALUE        LOSSES        VALUE        LOSSES        VALUE        LOSSES

                                            ------------- ------------- ------------ ------------- ------------ -------------
DEBT SECURITIES
U.S. government and agency................   $   24,639    $     (416)   $       --   $       --    $   24,639   $     (416)
State and political subdivision...........       22,834          (368)           --           --        22,834         (368)
Foreign government........................        4,769          (191)           --           --         4,769         (191)
Corporate.................................      200,322       (10,317)       17,238       (1,015)      217,560      (11,332)
Mortgage-backed...........................      206,036        (1,582)           80           (2)      206,116       (1,584)
Other asset-backed........................       98,773        (1,523)       19,107       (4,059)      117,880       (5,582)
                                            ------------- ------------- ------------ ------------- ------------ -------------
DEBT SECURITIES...........................   $  557,373    $  (14,397)   $   36,425   $   (5,076)   $  593,798   $  (19,473)
COMMON STOCK..............................           --            --            --           --            --           --
                                            ------------- ------------- ------------ ------------- ------------ -------------
TOTAL TEMPORARILY IMPAIRED SECURITIES.....   $  557,373    $  (14,397)   $   36,425   $   (5,076)   $  593,798   $  (19,473)
                                            ============= ============= ============ ============= ============ =============

BELOW INVESTMENT GRADE....................   $    9,658    $     (222)   $   25,276   $   (2,432)   $   34,934   $   (2,654)
                                            ============= ============= ============ ============= ============ =============
BELOW INVESTMENT GRADE AFTER OFFSETS FOR
  DEFERRED ACQUISITION COST ADJUSTMENT
  AND TAXES...............................                 $     (144)                $   (1,581)                $   (1,725)
                                                          =============              =============              =============

Below investment grade debt securities which have been in an unrealized loss for greater than 12 months consists of six securities, of which only one security, with an unrealized loss of $1,232 thousand ($801 thousand after offset for taxes) has a fair value less than 80% of the security's amortized cost at December 31, 2003.

All of these securities are considered to be temporarily impaired at December 31, 2003 as each of these securities has performed, and is expected to continue to perform, in accordance with their original contractual terms.

POLICY LOANS AND OTHER INVESTED ASSETS

Policy loans are carried at their unpaid principal balances and are collateralized by the cash values of the related policies. For purposes of fair value disclosures, for variable rate policy loans, we consider the unpaid loan balance as fair value, as interest rates on these loans are reset annually based on market rates.

Other investments primarily include a partnership interest which we do not control and seed money in separate accounts. The partnership interest is an investment in a hedge fund of funds in which we do not have control or a majority ownership interest. The interest is recorded using the equity method of accounting.

NET INVESTMENT INCOME AND NET REALIZED INVESTMENT GAINS (LOSSES)

We recognize realized investment gains and losses on asset dispositions when declines in fair value of debt and equity securities are considered to be other-than-temporarily impaired. The cost basis of these written down investments is adjusted to fair value at the date the determination of impairment is made and the new cost basis is not changed for subsequent recoveries in value. Applicable income taxes, which offset realized investment gains and losses, are reported separately as components of net income.

Sources of net investment income for 2003, 2002 and 2001 follow ($ amounts in thousands):

                                                                                2003             2002             2001
                                                                           ---------------  ---------------  ---------------

Debt securities.........................................................    $    132,101     $     88,764     $     28,436
Equity securities.......................................................             478              269               --
Other investments.......................................................             931              237               --
Policy loans............................................................             140               38               15
Cash and cash equivalents...............................................           2,679            4,891            2,845
                                                                           ---------------  ---------------  ---------------
Total investment income.................................................         136,329           94,199           31,296
Less: investment expenses...............................................           2,798            1,727              320
                                                                           ---------------  ---------------  ---------------
NET INVESTMENT INCOME...................................................    $    133,531     $     92,472     $     30,976
                                                                           ===============  ===============  ===============

Sources of realized investment gains (losses) for 2003, 2002 and 2001 follow ($ amounts in thousands):

                                                                                2003             2002             2001
                                                                           ---------------  ---------------  ---------------

DEBT SECURITY IMPAIRMENTS...............................................    $     (8,113)    $    (13,207)    $         --
                                                                           ---------------  ---------------  ---------------
Debt security transaction gains.........................................           9,615            2,754              425
Debt security transaction losses........................................          (2,411)          (6,640)            (213)
Equity security transaction gains.......................................           3,993               --               --
Equity security transaction losses......................................          (1,354)              (1)              --
Other investment transaction gains (losses).............................            (960)             927           (1,408)
Cash equivalent transaction losses......................................              (2)              --               --
                                                                           ---------------  ---------------  ---------------
NET TRANSACTION GAINS (LOSSES)..........................................           8,881           (2,960)          (1,196)
                                                                           ---------------  ---------------  ---------------
NET REALIZED INVESTMENT GAINS (LOSSES)..................................    $        768     $    (16,167)    $     (1,196)
                                                                           ===============  ===============  ===============

UNREALIZED INVESTMENT GAINS (LOSSES)

We recognize unrealized investment gains and losses on investments in debt and equity securities that we classify as available-for-sale. These gains and losses are reported as a component of other comprehensive income net of applicable deferred income taxes.

Sources of net unrealized investment gains (losses) for 2003, 2002 and 2001 follow ($ amounts in thousands):

                                                                                2003             2002             2001
                                                                           ---------------  ---------------  ---------------

Debt securities.........................................................    $    (11,311)    $     62,514     $      2,297
Equity securities.......................................................             695            1,253               --
Other investments.......................................................          (1,833)           2,203            2,258
                                                                           ---------------  ---------------  ---------------
NET UNREALIZED INVESTMENT GAINS (LOSSES)................................    $    (12,449)    $     65,970     $      4,555
                                                                           ===============  ===============  ===============

Net unrealized investment gains (losses)................................    $    (12,449)    $     65,970     $      4,555
                                                                           ---------------  ---------------  ---------------
Applicable deferred policy acquisition costs (Note 2)...................         (16,390)          37,474            1,443
Applicable deferred income taxes........................................           1,380            9,974            1,090
                                                                           ---------------  ---------------  ---------------
Offsets to net unrealized investment gains (losses).....................         (15,010)          47,448            2,533
                                                                           ---------------  ---------------  ---------------
NET UNREALIZED INVESTMENT GAINS
  INCLUDED IN OTHER COMPREHENSIVE INCOME................................    $      2,561     $     18,522     $      2,022
                                                                           ===============  ===============  ===============

INVESTING CASH FLOWS

Investment purchases, sales, repayments and maturities for 2003, 2002 and 2001 follow ($ amounts in thousands):

                                                                                2003             2002             2001
                                                                           ---------------  ---------------  ---------------

Debt security purchases.................................................    $ (2,050,231)    $ (1,733,608)    $   (765,529)
Equity security purchases...............................................          (8,619)          (9,374)              --
Other invested asset purchases..........................................          (9,000)          (9,929)            (779)
Policy loan advances, net...............................................            (418)            (439)            (186)
                                                                           ---------------  ---------------  ---------------
INVESTMENT PURCHASES....................................................    $ (2,068,268)    $ (1,753,350)    $   (766,494)
                                                                           ===============  ===============  ===============

Debt securities sales...................................................    $    484,329     $     94,486     $     34,165
Debt securities maturities and repayments...............................         817,792          296,625          106,670
Equity security sales...................................................          36,374           23,084               --
                                                                           ---------------  ---------------  ---------------
INVESTMENT SALES, REPAYMENTS AND MATURITIES.............................    $  1,338,495     $    414,195     $    140,835
                                                                           ===============  ===============  ===============

The maturities of debt securities, by contractual sinking fund payment and maturity, as of December 31, 2003 are summarized in the following table ($ amounts in thousands). Actual maturities may differ from contractual maturities as certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties, and we may have the right to put or sell the obligations back to the issuers.

Due in one year or less....................................................................................   $    180,809
Due after one year through five years......................................................................      1,203,219
Due after five years through ten years.....................................................................        565,972
Due after ten years........................................................................................      1,083,636
                                                                                                             ---------------
TOTAL......................................................................................................   $  3,033,636
                                                                                                             ===============


4.       SEPARATE ACCOUNT ASSETS AND LIABILITIES

Separate account products are those for which a separate investment and liability account is maintained on behalf of the policyholder. Investment objectives for these separate accounts vary by fund account type, as outlined in the applicable fund prospectus or separate account plan of operations. Our separate account products include variable annuities and variable life insurance contracts.

Separate account assets and liabilities are carried at market value. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and the related liability increases are excluded from benefits and expenses. Fees assessed to the contractholders for management services are included in revenues when services are rendered.


5.       INCOME TAXES

We recognize income tax expense or benefit based upon amounts reported in the financial statements and the provisions of currently enacted tax laws. We allocate income taxes to income, other comprehensive income and additional paid-in capital, as applicable.

We recognize current income tax assets and liabilities for estimated income taxes refundable or payable based on the current year's income tax returns. We recognize deferred income tax assets and liabilities for the estimated future income tax effects of temporary differences and carryforwards. Temporary differences are the differences between the financial statement carrying amounts of assets and liabilities and their tax bases, as well as the timing of income or expense recognized for financial reporting and tax purposes of items not related to assets or liabilities. If necessary, we establish valuation allowances to reduce the carrying amount of deferred income tax assets to amounts that are more likely than not to be realized. We periodically review the adequacy of these valuation allowances and record any reduction in allowances through earnings.

In accordance with an income tax sharing agreement with The Phoenix Companies, we compute the provision for federal income taxes as if we were filing a separate federal income tax return, except that benefits arising from income tax credits and net operating losses are allocated to those subsidiaries producing such attributes to the extent they are utilized in The Phoenix Companies' consolidated federal income tax return.

The allocation of income taxes to elements of comprehensive income (loss) and between current and deferred for 2003, 2002 and 2001 follows ($ amounts in thousands):

                                                                                2003             2002             2001
                                                                           ---------------  ---------------  ---------------

NET INCOME (LOSS).......................................................           8,369           (8,635)             539
Other comprehensive income..............................................           1,199           11,129              909
                                                                           ---------------  ---------------  ---------------
COMPREHENSIVE INCOME ...................................................    $      9,568     $      2,494     $      1,448
                                                                           ===============  ===============  ===============

Current.................................................................    $     (7,366)    $     (9,073)    $    (22,194)
Deferred................................................................          15,735              438           22,733
                                                                           ---------------  ---------------  ---------------
INCOME TAXES (BENEFIT) APPLICABLE TO NET INCOME.........................           8,369           (8,635)             539
Deferred income taxes applicable to other comprehensive income..........           1,199           11,129              909
                                                                           ---------------  ---------------  ---------------
INCOME TAXES APPLICABLE TO COMPREHENSIVE INCOME.........................    $      9,568     $      2,494     $      1,448
                                                                           ===============  ===============  ===============

INCOME TAXES PAID (RECOVERED)...........................................    $    (51,107)    $      3,149     $     (5,357)
                                                                           ===============  ===============  ===============

For the years 2003, 2002 and 2001, the effective federal income tax rates applicable to income from continuing operations differ from the 35.0% statutory tax rate. Items giving rise to the differences and the effects are as follow ($ amounts in thousands):

                                                                                2003             2002             2001
                                                                           ---------------  ---------------  ---------------

Income taxes (benefit) at statutory rate................................    $      8,056     $    (7,662)     $     1,326
Tax advantaged investment income........................................             360            (972)            (812)
Other, net..............................................................             (47)             (1)              25
                                                                           ---------------  ---------------  ---------------
APPLICABLE INCOME TAXES (BENEFIT).......................................    $      8,369     $    (8,635)     $       539
                                                                           ===============  ===============  ===============
Effective income tax (benefit) rates....................................            36.4%            39.4%            14.2%
                                                                           ===============  ===============  ===============

Deferred income tax assets (liabilities) attributable to temporary differences at December 31, 2003 and 2002 follow ($ amounts in thousands):

                                                                                                 2003             2002
                                                                                            ---------------  ---------------

Deferred income tax assets:
Future policyholder benefits..............................................................   $     44,815     $     24,858
Unearned premiums / deferred revenues.....................................................          4,675            2,454
Net operating loss carryover benefits.....................................................         29,435           32,568
Other.....................................................................................            831              810
                                                                                            ---------------  ---------------
GROSS DEFERRED INCOME TAX ASSETS..........................................................         79,756           60,690
                                                                                            ---------------  ---------------
Deferred tax liabilities:

Deferred policy acquisition costs.........................................................        114,962           84,040
Investments...............................................................................         20,720           15,643
                                                                                            ---------------  ---------------
GROSS DEFERRED INCOME TAX LIABILITIES.....................................................        135,682           99,683
                                                                                            ---------------  ---------------
DEFERRED INCOME TAX LIABILITY.............................................................   $     55,926     $     38,993
                                                                                            ===============  ===============

Commencing with the tax year ended December 31, 2001, we are included in the life/non-life consolidated federal income tax return filed by The Phoenix Companies. We had filed separate company returns for the tax years ended December 31, 1996 through December 31, 2000 as required under Internal Revenue Code Section 1504(c).

Within the consolidated tax return, The Phoenix Companies is required by Internal Revenue Service regulations to segregate the entities into two groups: life insurance companies and non-life insurance companies. There are limitations as to the amount of any operating losses from one group that can be offset against taxable income of the other group. These limitations affect the amount of any operating loss carryforwards that we have now or in the future.

At December 31, 2003, we had net operating losses of $84 million for federal income tax purposes of which $13.4 million expires in 2015, $15.6 million expires in 2016 and $55.0 million expires in 2017. We believe that the tax benefits of these losses will be fully realized before their expiration. As a result, no valuation allowance has been recorded against the deferred income tax asset resulting from the net operating losses.

We have determined, based on our earnings and projected future taxable income, that it is more likely than not that deferred income tax assets at December 31, 2003 and 2002 will be realized.


6.   RELATED PARTY TRANSACTIONS

Phoenix Life provides services and facilities to us and is reimbursed through a cost allocation process. The expenses allocated to us were $128.0 million, $64.0 million and $47.0 million for the years ended December 31, 2003, 2002 and 2001, respectively. Amounts payable to Phoenix Life were $12.2 million and $7.5 million as of December 31, 2003 and 2002, respectively.

Phoenix Investment Partners Ltd., an indirect wholly-owned subsidiary of The Phoenix Companies through its affiliated registered investment advisors, provides investment services to us for a fee. Investment advisory fees incurred by us were $1.6 million, $2.0 million and $2.3 million for the years ended December 31, 2003, 2002 and 2001, respectively. Amounts payable to the affiliated investment advisors were $1.5 million and $40 thousand, as of December 31, 2003 and 2002, respectively.

Phoenix Equity Planning Corporation, a wholly-owned subsidiary of Phoenix Investment Partners, is the principal underwriter of our annuity contracts. Contracts may be purchased through registered representatives of a Phoenix affiliate, W.S. Griffith & Co., Inc., as well as other outside broker-dealers who are licensed to sell our annuity contracts. We incurred commissions for contracts underwritten by Phoenix Equity Planning of $35.9 million, $30.3 million and $32.4 million for the years ended December 31, 2003, 2002 and 2001, respectively. Amounts payable to Phoenix Equity Planning were $2.0 million and $0.3 million, as of December 31, 2003 and 2002, respectively.

Phoenix Life pays commissions to producers who sell non-registered life and annuity products offered by us. Commissions paid by Phoenix Life on our behalf were $34.3 million, $28.1 million and $9.2 million for the years ended December 31, 2003, 2002 and 2001, respectively. Amounts payable to Phoenix Life were $4.0 million and $2.3 million as of December 31, 2003 and 2002, respectively.

WS Griffith Associates, Inc., an indirect wholly-owned subsidiary of Phoenix Life, sells and services many of our non-participating life insurance products through its insurance agents. Concessions paid to WS Griffith Associates were $0.4 million, $1.0 million and $0.7 million for the years ended December 31, 2003, 2002 and 2001, respectively. Amounts payable to WS Griffith Associates were $36 thousand and $124 thousand, as of December 31, 2003 and 2002, respectively.


7.       EMPLOYEE BENEFIT PLANS AND EMPLOYMENT AGREEMENTS

The Phoenix Companies has a non-contributory, defined benefit pension plan covering substantially all of its employees and those of its subsidiaries. Retirement benefits are a function of both years of service and level of compensation. The Phoenix Companies also sponsors a non-qualified supplemental defined benefit plan to provide benefits in excess of amounts allowed pursuant to the Internal Revenue Code. The Phoenix Companies' funding policy is to contribute annually an amount equal to at least the minimum required contribution in accordance with minimum funding standards established by the Employee Retirement Income Security Act of 1974 (ERISA). Contributions are intended to provide not only for benefits attributable to service to date, but also for service expected to be earned in the future.

The Phoenix Companies sponsors pension and savings plans for its employees, and employees and agents of its subsidiaries. The qualified plans comply with requirements established by the ERISA and excess benefit plans provide for that portion of pension obligations, which is in excess of amounts permitted by ERISA. The Phoenix Companies also provides certain health care and life insurance benefits for active and retired employees. We incur applicable employee benefit expenses through the process of cost allocation by The Phoenix Companies.

In addition to its pension plans, The Phoenix Companies currently provides certain health care and life insurance benefits to retired employees, spouses and other eligible dependents through various plans which it sponsors. A substantial portion of Phoenix affiliate employees may become eligible for these benefits upon retirement. The health care plans have varying co-payments and deductibles, depending on the plan. These plans are unfunded.

Applicable information regarding the actuarial present value of vested and non-vested accumulated plan benefits, and the net assets of the plans available for benefits is omitted, as the information is not separately calculated for our participation in the plans. The Phoenix Companies, the plan sponsor, established an accrued liability and amounts attributable to us have been allocated. The amount of such allocated benefits is not significant to the financial statements.


8.       OTHER COMPREHENSIVE INCOME

We record unrealized gains and losses on available-for-sale securities and effective portions of the gains or losses on derivative instruments designated as cash flow hedges in accumulated other comprehensive income. Unrealized gains and losses on available-for-sale securities are recorded in other comprehensive income until the related securities are sold, reclassified or deemed to be impaired. The effective portions of the gains or losses on derivative instruments designated as cash flow hedges are reclassified into earnings in the same period in which the hedged transaction affects earnings. If it is probable that a hedged forecasted transaction will no longer occur, the effective portions of the gains or losses on derivative instruments designated as cash flow hedges are reclassified into earnings immediately.

Components of accumulated other comprehensive income as of December 31, 2003 and 2002 follows ($ amounts in thousands):

                                                                       2003                              2002
                                                         ---------------------------------  --------------------------------
                                                             GROSS              NET             GROSS             NET
                                                         ---------------   ---------------  ---------------  ---------------

Unrealized gains on investments........................   $     58,896      $     23,375     $     71,345     $     20,814
Unrealized gains on derivative instruments.............          2,274             1,479            2,790            1,814
                                                         ---------------   ---------------  ---------------  ---------------
Accumulated other comprehensive income.................         61,170      $     24,854           74,135     $     22,628
                                                         ---------------   ===============  ---------------  ===============
Applicable deferred policy acquisition costs...........         22,933                             39,323
Applicable deferred income taxes.......................         13,383                             12,184
                                                         ---------------                    ---------------
Offsets to other comprehensive income..................         36,316                             51,507
                                                         ---------------                    ---------------
ACCUMULATED OTHER COMPREHENSIVE INCOME.................   $     24,854                       $     22,628
                                                         ===============                    ===============

9.       FAIR VALUE OF FINANCIAL INSTRUMENTS AND DERIVATIVE INSTRUMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of financial instruments as of December 31, 2003 and 2002 follow ($ amounts in thousands):

                                                                       2003                              2002
                                                         ---------------------------------  --------------------------------
                                                            CARRYING            FAIR           CARRYING           FAIR
                                                             VALUE             VALUE            VALUE            VALUE
                                                         ---------------   ---------------  ---------------  ---------------

Cash and cash equivalents..............................   $     80,972      $     80,972     $    473,246     $    473,246
Debt securities........................................      3,087,957         3,087,957        2,388,189        2,388,189
Equity securities......................................          8,687             8,687           33,121           33,121
Policy loans...........................................          1,753             1,753            1,335            1,335
                                                         ---------------   ---------------  ---------------  ---------------
FINANCIAL ASSETS.......................................   $  3,179,369      $  3,179,369     $  2,895,891     $  2,895,891
                                                         ===============   ===============  ===============  ===============

Investment contracts...................................   $  2,760,567      $  2,797,772     $  2,557,428     $  2,627,078
                                                         ---------------   ---------------  ---------------  ---------------
FINANCIAL LIABILITIES..................................   $  2,760,567      $  2,797,772     $  2,557,428     $  2,627,078
                                                         ===============   ===============  ===============  ===============

DERIVATIVE INSTRUMENTS

We maintain an overall interest rate risk-management strategy that primarily incorporates the use of interest rate swaps as hedges of our exposure to changes in interest rates. Our exposure to changes in interest rates primarily results from our commitments to fund interest-sensitive insurance liabilities, as well as from our significant holdings of fixed rate financial instruments.

All derivative instruments are recognized on the balance sheet at fair value. Generally, each derivative is designated according to the associated exposure as either a fair value or cash flow hedge at its inception as we do not enter into derivative contracts for trading or speculative purposes.

Cash flow hedges are generally accounted for under the shortcut method with changes in the fair value of related interest rate swaps recorded on the balance sheet with an offsetting amount recorded in accumulated other comprehensive income. The effective portion of changes in fair values of derivatives hedging the variability of cash flows related to forecasted transactions are reported in accumulated other comprehensive income and reclassified into earnings in the periods during which earnings are affected by the variability of the cash flows of the hedged item.

We recognized an after-tax gain of $0.0 million and $2.1 million for the years ended December 31, 2003 and 2002 and an after-tax loss of $0.3 million for the year ended December 31, 2001 (reported as other comprehensive income in Statements of Income, Comprehensive Income and Changes in Stockholder's Equity), which represented the change in fair value of interest rate forward swaps which have been designated as cash flow hedges of the forecasted purchase of assets. For changes in the fair value of derivatives that are designated as cash flow hedges of a forecasted transaction, we recognize the change in fair value of the derivative in other comprehensive income. Amounts related to cash flow hedges that are accumulated in other comprehensive income are reclassified into earnings in the same period or periods during which the hedged forecasted transaction (the acquired asset) affects earnings. At December 31, 2003, we expect to reclassify into earnings over the next twelve months $0.3 million of the deferred after tax gains on these derivative instruments. For the years 2003, 2002 and 2001, we reclassified after-tax gains of $0.3 million, $0.3 million and $0.3 million, respectively, into earnings related to these same derivatives.

We held no positions in derivative instruments at December 31, 2003 and 2002.

10.      STATUTORY FINANCIAL INFORMATION AND REGULATORY MATTERS

We are required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities. There were no material practices not prescribed by the State of Connecticut Insurance Department as of December 31, 2003, 2002 and 2001. Statutory surplus differs from equity reported in accordance with GAAP for life insurance companies primarily because policy acquisition costs are expensed when incurred, investment reserves are based on different assumptions, life insurance reserves are based on different assumptions and income taxes are recorded in accordance with the Statement of Statutory Accounting Principles No. 10, "Income Taxes," which limits deferred tax assets based on admissibility tests.

The following reconciles our statutory net income as reported to regulatory authorities to GAAP net income as reported in these financial statements as of December 31, 2003, 2002 and 2001 ($ amounts in thousands):

                                                                                2003             2002             2001
                                                                           ---------------  ---------------  ---------------

Statutory net income................................................        $    (37,387)    $   (146,135)    $    (45,648)
DAC, net............................................................             100,542          110,587           81,588
Future policy benefits..............................................             (57,367)           1,488          (20,013)
Deferred income taxes...............................................             (15,734)            (438)         (22,136)
Net investment income...............................................              19,622           15,531            7,085
Realized gains......................................................                 912            6,177            2,149
Other, net..........................................................               4,061             (466)             225
                                                                           ---------------  ---------------  ---------------
NET INCOME (LOSS), AS REPORTED......................................        $     14,649     $    (13,256)    $      3,250
                                                                           ===============  ===============  ===============

The following reconciles our statutory surplus and asset valuation reserve (AVR) as reported to regulatory authorities to GAAP equity as reported in these financial statements as of December 31, 2003, 2002 and 2001 ($ amounts in thousands):

                                                                                2003             2002             2001
                                                                           ---------------  ---------------  ---------------

Statutory surplus and AVR...........................................        $    241,999     $    215,506     $    102,016
DAC, net............................................................             395,543          295,000          166,836
Future policy benefits..............................................            (100,626)         (42,616)         (42,885)
Investment valuation allowances.....................................              26,817           20,715            1,597
Deferred income taxes...............................................             (55,926)         (38,993)         (28,756)
Deposit funds.......................................................              22,307           23,167            5,073
Other, net..........................................................              (2,330)          (1,870)             245
                                                                           ---------------  ---------------  ---------------
STOCKHOLDER'S EQUITY, AS REPORTED...................................        $    527,784     $    470,909     $    204,126
                                                                           ===============  ===============  ===============

The Connecticut Insurance Holding Company Act limits the maximum amount of annual dividends and other distributions in any twelve month period to stockholders of Connecticut domiciled insurance companies without prior approval of the Insurance Commissioner to "the greater of (1) ten percent of such insurance company's surplus as of the thirty-first day of December last preceding, or (2) the net gain from operations of such insurance company, if such company is a life insurance company, or the net income, if such company is not a life insurance company, for the twelve-month period ending the thirty-first day of December last preceding, but shall not include pro rata distributions of any class of the insurance company's own securities." Under current law, the maximum dividend distribution that may be made by us during 2004 without prior approval is subject to restrictions relating to statutory surplus.

In 1998, the National Association of Insurance Commissioners (NAIC) adopted the Codification of Statutory Accounting Principles guidance, which replaces the current Accounting and Practices and Procedures manual as the NAIC's primary guidance on statutory accounting as of January 1, 2001. The Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas (e.g., deferred income taxes are recorded).

The State of Connecticut Insurance Department adopted the Codification guidance, effective January 1, 2001. The effect of adoption increased our statutory surplus by $587.8 thousand, primarily as a result of recording deferred income taxes.

PHL VARIABLE
INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004

                                TABLE OF CONTENTS

                                                                          Page

Unaudited Interim Condensed Financials Statements:

Unaudited Interim Condensed Balance Sheet as of September 30, 2004
  (unaudited) and December 31, 2003..................................     F-3

Unaudited Interim Condensed Statement of Income, Comprehensive Income
  and Changes in Stockholder's Equity for the nine months ended
  September 30, 2004 and 2003........................................     F-4

Unaudited Interim Condensed Statement of Cash Flows for the nine
  months ended September 30, 2004 and 2003...........................     F-5

Notes to Unaudited Interim Condensed Financial Statements for the
  nine months ended September 30, 2004 and 2003......................  F-6 - F-9

                         PHL VARIABLE INSURANCE COMPANY
                    UNAUDITED INTERIM CONDENSED BALANCE SHEET
                            ($ amounts in thousands)
              SEPTEMBER 30, 2004 (UNAUDITED) AND DECEMBER 31, 2003

                                                                                                 2004             2003
                                                                                            ---------------  ---------------

ASSETS:
Available-for-sale debt securities, at fair value.......................................     $  3,055,501     $  3,087,957
Equity securities, at fair value........................................................              255            8,687
Policy loans, at unpaid principal balances..............................................            2,473            1,753
Other investments.......................................................................            5,475           20,314
                                                                                            ---------------  ---------------
TOTAL INVESTMENTS.......................................................................        3,063,704        3,118,711
Cash and cash equivalents...............................................................           77,485           80,972
Accrued investment income...............................................................           29,900           26,817
Deferred policy acquisition costs.......................................................          423,524          372,609
Other general account assets............................................................           21,881           23,611
Separate account assets.................................................................        2,172,157        2,010,134
                                                                                            ---------------  ---------------
TOTAL ASSETS............................................................................     $  5,788,651     $  5,632,854
                                                                                            ===============  ===============

LIABILITIES:
Policyholder deposit funds..............................................................     $  2,651,637     $  2,760,567
Policy liabilities and accruals.........................................................          322,250          235,484
Deferred income taxes...................................................................           71,811           55,926
Other general account liabilities.......................................................           20,682           42,959
Separate account liabilities............................................................        2,172,157        2,010,134
                                                                                            ---------------  ---------------
TOTAL LIABILITIES.......................................................................        5,238,537        5,105,070
                                                                                            ---------------  ---------------

STOCKHOLDER'S EQUITY:
Common stock, $5,000 par value: 1,000 shares authorized; 500 shares issued..............            2,500            2,500
Additional paid-in capital..............................................................          503,234          484,234
Retained earnings.......................................................................           27,256           16,196
Accumulated other comprehensive income..................................................           17,124           24,854
                                                                                            ---------------  ---------------
TOTAL STOCKHOLDER'S EQUITY..............................................................          550,114          527,784
                                                                                            ---------------  ---------------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY..............................................     $  5,788,651     $  5,632,854
                                                                                            ===============  ===============

The accompanying notes are an integral part of these financial statements.

                         PHL VARIABLE INSURANCE COMPANY
      UNAUDITED INTERIM CONDENSED STATEMENT OF INCOME, COMPREHENSIVE INCOME
                       AND CHANGES IN STOCKHOLDER'S EQUITY
                            ($ amounts in thousands)
                  NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003

                                                                                                 2004             2003
                                                                                            ---------------  ---------------

REVENUES:
Premiums................................................................................     $      3,197     $      1,887
Insurance and investment product fees...................................................           60,965           45,180
Investment income, net of expenses......................................................          105,848           99,457
Net realized investment gains (losses)..................................................            5,845             (469)
                                                                                            ---------------  ---------------
TOTAL REVENUES..........................................................................          175,855          146,055
                                                                                            ---------------  ---------------

BENEFITS AND EXPENSES:
Policy benefits.........................................................................          103,605           95,440
Policy acquisition cost amortization....................................................           30,708           21,053
Other operating expenses................................................................           27,909           21,869
                                                                                            ---------------  ---------------
TOTAL BENEFITS AND EXPENSES.............................................................          162,222          138,362
                                                                                            ---------------  ---------------
Income before income taxes..............................................................           13,633            7,693
Applicable income taxes.................................................................            2,573            3,118
                                                                                            ---------------  ---------------
NET INCOME..............................................................................     $     11,060     $      4,575
                                                                                            ===============  ===============

COMPREHENSIVE INCOME:
NET INCOME..............................................................................     $     11,060     $      4,575
                                                                                            ---------------  ---------------
Net unrealized investment gains (losses)................................................           (7,478)          14,139
Net unrealized derivative instruments losses............................................             (252)            (252)
                                                                                            ---------------  ---------------
OTHER COMPREHENSIVE INCOME (LOSS).......................................................           (7,730)          13,887
                                                                                            ---------------  ---------------
COMPREHENSIVE INCOME (LOSS).............................................................     $      3,330     $     18,462
                                                                                            ===============  ===============

ADDITIONAL PAID-IN CAPITAL:
Capital contributions from parent.......................................................     $     19,000     $     40,000

RETAINED EARNINGS
Net income..............................................................................           11,060            4,575

ACCUMULATED OTHER COMPREHENSIVE INCOME:
Other comprehensive income (loss).......................................................           (7,730)          13,887
                                                                                            ---------------  ---------------

CHANGE IN STOCKHOLDER'S EQUITY..........................................................           22,330           58,462
Stockholder's equity, beginning of period...............................................          527,784          470,909
                                                                                            ---------------  ---------------
STOCKHOLDER'S EQUITY, END OF PERIOD.....................................................     $    550,114     $    529,371
                                                                                            ===============  ===============

The accompanying notes are an integral part of these financial statements.

                         PHL VARIABLE INSURANCE COMPANY
               UNAUDITED INTERIM CONDENSED STATEMENT OF CASH FLOWS
                            ($ amounts in thousands)
                  NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003

                                                                                                 2004             2003
                                                                                            ---------------  ---------------

OPERATING ACTIVITIES:
Net income..............................................................................     $     11,060     $      4,575
Net realized investment (gains) losses..................................................           (5,845)             469
Investment income.......................................................................           (3,247)          (5,191)
Deferred income taxes...................................................................           20,047           14,210
Decrease in receivables.................................................................            1,605            1,055
Increase in deferred policy acquisition costs...........................................          (50,109)         (66,922)
Increase in policy liabilities and accruals.............................................           99,546           74,772
Other assets and other liabilities net change...........................................          (23,855)          38,438
                                                                                            ---------------  ---------------
CASH FROM OPERATING ACTIVITIES..........................................................           49,202           61,406
                                                                                            ---------------  ---------------

INVESTING ACTIVITIES:
Investment purchases....................................................................       (1,103,058)      (1,624,470)
Investment sales, repayments and maturities.............................................        1,140,299          996,809
                                                                                            ---------------  ---------------
CASH (FOR) FROM INVESTING ACTIVITIES....................................................           37,241         (627,661)
                                                                                            ---------------  ---------------

FINANCING ACTIVITIES:
Policyholder deposit fund deposits......................................................          280,231          842,599
Policyholder deposit fund withdrawals...................................................         (389,161)        (555,135)
Capital contributions from parent.......................................................           19,000           40,000
                                                                                            ---------------  ---------------
CASH (FOR) FROM FINANCING ACTIVITIES....................................................          (89,930)         327,464
                                                                                            ---------------  ---------------
CHANGE IN CASH AND CASH EQUIVALENTS.....................................................           (3,487)        (238,791)
Cash and cash equivalents, beginning of period..........................................           80,972          473,246
                                                                                            ---------------  ---------------
CASH AND CASH EQUIVALENTS, END OF PERIOD................................................     $     77,485     $    234,455
                                                                                            ===============  ===============

The accompanying notes are an integral part of these financial statements.

                         PHL VARIABLE INSURANCE COMPANY
            NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS
                  NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003

1.   ORGANIZATION AND OPERATIONS

PHL Variable Insurance Company is a life insurance company offering variable and fixed annuity and non-participating life insurance products. It is a wholly-owned subsidiary of PM Holdings, Inc. PM Holdings is a wholly-owned subsidiary of Phoenix Life Insurance Company (Phoenix Life), which is a wholly-owned subsidiary of The Phoenix Companies, Inc., a New York Stock Exchange listed company. Phoenix Life was named Phoenix Home Life Mutual Insurance Company until June 25, 2001 when it converted from a mutual life insurance company to a stock life insurance company and became a wholly-owned subsidiary of The Phoenix Companies, Inc.

We have prepared these financial statements in accordance with generally accepted accounting principles (GAAP). In preparing these financial statements in conformity with GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities at reporting dates and the reported amounts of revenues and expenses during the reporting periods. Actual results will differ from these estimates and assumptions. We employ significant estimates and assumptions in the determination of deferred policy acquisition costs; policyholder liabilities and accruals; investments in debt and equity securities; deferred tax liabilities and accruals for contingent liabilities. Our significant accounting policies are presented in the notes to our 2003 audited financial statements.

These interim financial statements for the nine months ended September 30, 2004 do not include all of the information required by GAAP for annual financial statements. In our opinion, we have included all adjustments, consisting of normal, recurring adjustments, considered necessary for a fair statement of the results for the interim periods. Operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year 2004. These unaudited financial statements should be read in conjunction with our 2003 audited financial statements.

SIGNIFICANT TRANSACTIONS

During the nine months ended September 30, 2004 and 2003, PM Holdings made capital contributions of $19.0 million and $40.0 million, respectively, to support our growth needs.

ACCOUNTING CHANGES

Other-Than-Temporary Impairments: Portions of Emerging Issues Task Force Abstract EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", or EITF 03-1, are effective for fiscal periods beginning after June 15, 2004. EITF 03-1 provides guidance as to the determination of other-than-temporary impaired securities and requires additional disclosures with respect to unrealized losses. These accounting and disclosure requirements largely codify our existing practices and thus, are not anticipated to have a material effect on our consolidated financial statements. The effective date of certain portions of EITF 03-1 has been delayed pending further interpretive guidance. Because significant uncertainty remains surrounding what form the guidance will ultimately take, we cannot predict what effect, if any, adoption of the pending portions will have on our financial results.

Nontraditional Long-Duration Contracts and Separate Accounts: Effective January 1, 2004, we adopted the AICPA's Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts", or SOP 03-1. SOP 03-1 provides guidance related to the accounting, reporting and disclosure of certain insurance contracts and separate accounts, including guidance for computing reserves for products with guaranteed benefits such as guaranteed minimum death benefits and for products with annuitization benefits such as guaranteed minimum income benefits. In addition, SOP 03-1 addresses the presentation and reporting of separate accounts, as well as rules concerning the capitalization and amortization of sales inducements. Since this new accounting standard largely codifies certain accounting and reserving practices related to applicable nontraditional long-duration contracts and separate accounts that we already followed, our adoption did not have a material effect on our consolidated financial statements.

2.   OPERATING ACTIVITIES

DEFERRED POLICY ACQUISITION COSTS

ACTIVITY IN DEFERRED POLICY ACQUISITION COSTS:                                                     NINE MONTHS ENDED
($ amounts in thousands)                                                                             SEPTEMBER 30,
                                                                                            --------------------------------
                                                                                                 2004             2003
                                                                                            ---------------  ---------------

Policy acquisition costs deferred.......................................................     $     80,818     $     87,975
Recurring costs amortized to expense....................................................          (30,708)         (21,053)
Offsets to net unrealized investment (gains) or losses
  included in other comprehensive income................................................              805           18,988
                                                                                            ---------------  ---------------
Change in deferred policy acquisition costs.............................................           50,915           85,910
Deferred policy acquisition costs, beginning of period..................................          372,609          255,677
                                                                                            ---------------  ---------------
DEFERRED POLICY ACQUISITION COSTS, END OF PERIOD........................................     $    423,524     $    341,587
                                                                                            ===============  ===============


3.   INVESTING ACTIVITIES

DEBT AND EQUITY SECURITIES

FAIR VALUE AND COST OF DEBT AND                                 SEPTEMBER 30, 2004                 DECEMBER 31, 2003
EQUITY SECURITIES:                                       ---------------------------------  --------------------------------
($ amounts in thousands)                                    FAIR VALUE          COST          FAIR VALUE          COST
                                                         ---------------   ---------------  ---------------  ---------------
U.S. government and agency...........................     $     60,593      $     59,769     $     58,894     $     58,166
State and political subdivision......................           33,172            32,793           48,376           47,621
Foreign government...................................           74,439            71,373           44,918           43,261
Corporate............................................        1,585,627         1,563,137        1,475,398        1,445,360
Mortgage-backed......................................          689,061           673,430          695,425          680,360
Other asset-backed...................................          612,609           610,919          764,946          758,868
                                                         ---------------   ---------------  ---------------  ---------------
DEBT SECURITIES......................................     $  3,055,501      $  3,011,421     $  3,087,957     $  3,033,636
                                                         ===============   ===============  ===============  ===============
EQUITY SECURITIES....................................     $        255      $        266     $      8,687     $      6,739
                                                         ===============   ===============  ===============  ===============


GROSS AND NET UNREALIZED GAINS
AND LOSSES FROM GENERAL ACCOUNT                                 SEPTEMBER 30, 2004                 DECEMBER 31, 2003
DEBT AND EQUITY SECURITIES:                              ---------------------------------  --------------------------------
($ amounts in thousands)                                      GAINS             LOSSES           GAINS            LOSSES
                                                         ---------------   ---------------  ---------------  ---------------
U.S. government and agency............................    $      1,150      $       (326)    $        936     $       (208)
State and political subdivision.......................             703              (324)           1,107             (352)
Foreign government....................................           3,344              (279)           2,451             (794)
Corporate.............................................          35,977           (13,486)          42,578          (12,540)
Mortgage-backed.......................................          17,147            (1,516)          16,566           (1,501)
Other asset-backed....................................           5,448            (3,758)          10,070           (3,992)
                                                         ---------------   ---------------  ---------------  ---------------
DEBT SECURITIES GAINS (LOSSES)........................    $     63,769      $    (19,689)    $     73,708     $    (19,387)
                                                         ===============   ===============  ===============  ===============
EQUITY SECURITIES GAINS (LOSSES)......................    $         18      $        (29)    $      2,002     $        (54)
                                                         ===============   ===============  ===============  ===============
NET GAINS.............................................    $     44,069                       $     56,269
                                                         ===============                    ===============

AGING OF TEMPORARILY IMPAIRED                                            SEPTEMBER 30, 2004
GENERAL ACCOUNT DEBT AND                  ----------------------------------------------------------------------------------
EQUITY SECURITIES:                                                         GREATER THAN 12
($ amounts in thousands)                      LESS THAN 12 MONTHS               MONTHS                      TOTAL
                                          --------------------------  --------------------------  --------------------------
                                              FAIR       UNREALIZED       FAIR       UNREALIZED       FAIR       UNREALIZED
                                              VALUE        LOSSES         VALUE        LOSSES         VALUE        LOSSES
                                          ------------  ------------  ------------  ------------  ------------  ------------
DEBT SECURITIES
U.S. government and agency.............    $   23,954    $     (326)   $      --     $      --     $   23,954    $     (326)
State and political subdivision........        12,401          (154)        4,165          (170)       16,566          (324)
Foreign government.....................         3,238           (28)        4,824          (251)        8,062          (279)
Corporate..............................       348,800        (9,972)       77,152        (3,514)      425,952       (13,486)
Mortgage-backed........................       184,676        (1,269)       19,820          (247)      204,496        (1,516)
Other asset-backed.....................       155,075        (1,476)       11,047        (2,282)      166,122        (3,758)
                                          ------------  ------------  ------------  ------------  ------------  ------------
DEBT SECURITIES........................    $  728,144    $  (13,225)   $  117,008    $   (6,464)   $  845,152    $  (19,689)
COMMON STOCK...........................           --            --             18           (29)           18           (29)
                                          ------------  ------------  ------------  ------------  ------------  ------------
TOTAL TEMPORARILY IMPAIRED
  SECURITIES...........................    $  728,144    $  (13,225)   $  117,026    $   (6,493)   $  845,170    $  (19,718)
                                          ============  ============  ============  ============  ============  ============
AMOUNTS THAT ARE BELOW                     $   73,829    $   (1,478)   $    7,079    $   (2,470)   $   80,908    $   (3,948)
  INVESTMENT GRADE.....................   ============  ============  ============  ============  ============  ============
AFTER OFFSETS FOR DEFERRED
  ACQUISITION COST ADJUSTMENT                            $     (661)                 $     (532)                 $   (1,193)
  AND TAXES............................                 ============                ============                ============


NET REALIZED INVESTMENT GAINS AND LOSSES

                                                                                                     NINE MONTHS ENDED
SOURCES AND TYPES OF NET REALIZED INVESTMENT GAINS AND LOSSES:                                          SEPTEMBER 30,
($ amounts in thousands)                                                                        ----------------------------
                                                                                                     2004           2003
                                                                                                --------------  ------------

IMPAIRMENT LOSSES ON DEBT SECURITIES.........................................................    $        --     $   (7,139)
                                                                                                --------------  ------------
Debt security transaction gains..............................................................           5,463         7,959
Debt security transaction losses.............................................................          (2,362)       (1,034)
Equity security transaction gains............................................................           2,289         2,716
Equity security transaction losses...........................................................              (2)       (1,279)
Other invested asset transaction gains (losses)..............................................             457        (1,692)
                                                                                                --------------  ------------
NET TRANSACTION GAINS........................................................................           5,845         6,670
                                                                                                --------------  ------------
NET REALIZED INVESTMENT GAINS (LOSSES).......................................................    $      5,845    $     (469)
                                                                                                ==============  ============


UNREALIZED INVESTMENT GAINS AND LOSSES
                                                                                                     NINE MONTHS ENDED
SOURCES OF NET UNREALIZED INVESTMENT GAINS AND LOSSES:                                                  SEPTEMBER 30,
($ amounts in thousands)                                                                        ----------------------------
                                                                                                     2004           2003
                                                                                                --------------  ------------

Debt securities..............................................................................    $    (10,241)   $    2,627
Equity securities............................................................................          (1,959)          662
Other investments............................................................................            (111)         (527)
                                                                                                --------------  ------------
NET UNREALIZED INVESTMENT GAINS (LOSSES).....................................................         (12,311)   $    2,762
                                                                                                ==============  ============

Net unrealized investment gains (losses).....................................................     $   (12,311)   $    2,762
                                                                                                --------------  ------------
Applicable deferred policy acquisition costs.................................................            (805)      (18,988)
Applicable deferred income tax benefit.......................................................          (4,028)        7,611
                                                                                                --------------  ------------
Offsets to net unrealized investment gains and losses........................................          (4,833)      (11,377)
                                                                                                --------------  ------------
NET UNREALIZED INVESTMENT GAINS (LOSSES) INCLUDED IN                                             $     (7,478)   $   14,139
  OTHER COMPREHENSIVE INCOME.................................................................   ==============  ============

4.   INCOME TAXES

For the nine months ended September 30, 2004 and 2003, the effective income tax rates applicable to net income differ from the 35% U.S. federal statutory tax rate due to the effect of tax advantaged investment income.

5.   STATUTORY CAPITAL AND SURPLUS

Our statutory basis capital and surplus (including asset valuation reserve) was $255.7 million and $242.0 million at September 30, 2004 and December 31, 2003, respectively. Our net statutory loss from operations was $1.0 million for the nine months ended September 30, 2004.

                                     PART C

                                     PART C
                                OTHER INFORMATION

ITEM 26.  EXHIBITS.

(a)   BOARD OF DIRECTORS RESOLUTION.

      Resolution of the Board of Directors of PHL Variable Insurance Company (the "Depositor") establishing the PHLVIC Variable Universal Life Account is incorporated by reference to Registrant's Initial Form S-6 (File No. 333-65823) on October 16, 1998.

(b)   CUSTODIAN AGREEMENTS.

      Not applicable.

(c)   UNDERWRITING CONTRACTS.

      (1) Master Service and Distribution Compliance Agreement between Depositor and Phoenix Equity Planning Corporation, dated November 1, 2000 is incorporated by reference to Registrant's Post-effective Amendment No. 5 (File No. 333-81458) via Edgar on April 30, 2004.


      (2) Form of Broker Dealer Supervisory and Service Agreement among Phoenix Equity Planning Corporation and Independent Brokers with respect to the sale of Policies is filed herewith.


(d)   CONTRACTS.


      (1) Fixed and Flexible Premium Variable Universal Life Insurance Policy, Form Number V615 of Depositor is filed herewith.


(e)   APPLICATIONS.


      Form of application for this product, Form OL4138 of the Depositor is filed herewith.


(f)   DEPOSITOR'S CERTIFICATE OF INCORPORATION AND BY LAWS.

      (1) Amended and Restated Certificate of Incorporation of PHL Variable Insurance Company as filed with the Connecticut Secretary of State May 31, 1994 is incorporated by reference to Registrant's filing on Form S-6 (File No. 333-81458) on January 28, 2002.

      (2) Bylaws of PHL Variable Insurance Company as amended and restated effective May 16, 2002 and is incorporated by reference to Registrant's Edgar filing on Form N-6 (File No. 333-81458) on April 30, 2004.

(g)   REINSURANCE CONTRACTS.

      Not applicable.

(h)   PARTICIPATION AGREEMENTS.

      (1) (a) Participation Agreement dated February 23, 1995 between PHL Variable Insurance Company ("PHLVIC") and Wanger Advisors Trust ("Wanger") is incorporated by reference to Edgar filing on Form S-6 (File No. 333-65823) on October 16, 1998.

      (1) (b) Amendment No. 1 to the Participation Agreement dated December 16, 1996 between PHLVIC and Wanger is incorporated by reference to Edgar filing on Form S-6 (File No. 333-65823) on October 16, 1998.

      (2) (a) Participation Agreement as of May 1, 2000 among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Phoenix Home Life Mutual Insurance Company, and PHL Variable Insurance Company, is incorporated by reference to Registrant's Edgar filing on Form N-6 (File No. 333-81458) on April 30, 2004.

      (2) (b) Amendment to Participation Agreement as of May 1, 2000 among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Phoenix Home Life Mutual Insurance Company and PHL Variable Insurance Company, is incorporated by reference to Registrant's Edgar filing on Form N-6 (File No. 333-81458) on April 30, 2004.

      (3) Fund Participation Agreement dated July 15, 1999, among PHL Variable Insurance Company, Insurance Series, and Federated Securities Corp. is incorporated by reference to Registrant's Edgar filing on Form S-6 (File No. 333-65823) on April 30, 2002.

      (4) (a) Participation Agreement dated July 19, 1999 among BT Insurance Funds Trust, Bankers Trust Company, and PHLVIC is incorporated by reference to Registrant's Edgar filing on Form S-6 (File No. 333-65823) on April 30, 2002.

      (4) (b) Amendment No. 1 to the Participation Agreement dated April 20, 2001 among Deutsche Asset Management VIT Funds (formerly, BT Insurance Funds Trust), Bankers Trust Company and PHLVIC is incorporated by reference to the Registrant's Edgar filing on Form S-6 (File No. 333-65823) on April 30, 2002.

      (4) (c) Amendment No. 2 to the Participation Agreement dated October 29, 2001 among Deutsche Asset Management VIT Funds, Deutsche Asset Management, Inc. and PHLVIC is incorporated by reference to Registrant's Edgar filing on Form S-6 (File No. 333-65823) on April 30, 2002.

      (5) Participation Agreement dated December 17, 1999 among PHL Variable Insurance Company, Morgan Stanley Dean Witter Universal Funds, Inc., Morgan Stanley Dean Witter Investment Management, Inc. and Miller Anderson & Sherrerd, LLP is incorporated by reference to Registrant's Edgar filing on Form S-6 (File No. 333-65823) on April 30, 2002.

      (6) Participation Agreement dated June 1, 2000 among PHL Variable Insurance Company, The Alger American Fund and Fred Alger & Company, Incorporated is incorporated by reference to Registrant's Edgar filing on Form S-6 (File No. 333-65823) on April 30, 2002.

      (7) Participation Agreement dated June 1, 2000 among PHL Variable Insurance Company, Variable Insurance Products Fund and Fidelity Distributors Corporation is incorporated by reference to Registrant's Edgar filing on Form S-6 (File No. 333-65823) on April 30, 2002.

      (8) Participation Agreement dated March 29, 2001 among PHL Variable Insurance Company, AIM Variable Insurance Funds, Phoenix Equity Planning Corporation and AIM Distributors, Inc. is incorporated by reference to Registrant's Edgar filing on Form S-6 (File No. 333-65823) on April 30, 2002.

(i)   ADMINISTRATIVE CONTRACTS.


      (1) Administrative Service Agreement between The Phoenix Edge Series Fund, Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity Company dated January 1, 2003 is incorporated by reference to Registrant's Edgar filing on Form N-6 (File No. 333-81458) on April 30, 2004.

      (2) First Amendment to Service Agreement between The Phoenix Edge Series Fund, Phoenix Life Insurance Company, PHL Variable Life Insurance Company and Phoenix Life and Annuity Company, dated November 11, 2003 is incorporated by reference to Registrant's Edgar filing on Form N-6 (File No. 333-81458) on April 30, 2004.

      (3) Second Amendment to Service Agreement between The Phoenix Edge Series Fund, Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity Company, dated February 27, 2004 is filed herewith.


(j)   OTHER MATERIAL CONTRACTS.

      Not applicable.

(k)   LEGAL OPINION.


      Opinion and Consent of Counsel of Joseph P. DeCresce, Esq., with respect to the legality of the shares being issued is filed herewith.


(l)   ACTUARIAL OPINION.

      Not applicable.

(m)   CALCULATION.

      Not applicable.

(n)   OTHER OPINIONS.


      (1) Consent of Independent Registered Public Accounting Firm is filed herewith.
      (2) Consent of Brian A. Giantonio, Vice President, Tax and ERISA Counsel is filed herewith.


(o)   OMITTED FINANCIAL STATEMENTS.

      Not applicable.

(p)   INITIAL CAPITAL AGREEMENTS.

      Not applicable.

(q)   REDEEMABILITY EXEMPTION.

      Not applicable.

ITEM 27.  DIRECTORS AND OFFICERS OF THE DEPOSITOR.

NAME                                    POSITION
----                                    --------

Michael E. Haylon*                      Director, Executive Vice President and Chief Financial Officer

Robert E. Primmer***                    Director and Senior Vice President
John H. Beers*                          Vice President and Secretary
Katherine P. Cody*                      Vice President and Treasurer
Nancy J. Engberg*                       Vice President and Chief Compliance Officer
Vy Q. Ho*                               Second Vice President and Appointed Actuary
Gina L. O'Connell*                      Senior Vice President
Philip K. Polkinghorn*                  President
Tracy L. Rich*                          Executive Vice President and Assistant Secretary
James D. Wehr**                         Senior Vice President and Chief Investment Officer
Christopher M. Wilkos**                 Senior Vice President and Corporate Portfolio Manager

*   The business address of this individual is One American Row, Hartford, CT
    06102
** The business address of this individual is 56 Prospect Street, Hartford, CT 06115
*** The business address of this individual is 38 Prospect Street, Hartford, CT
    06115

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT


                                                   -------------------------------
                                                   The Phoenix Companies, Inc. (7)
                                                        DE 100% Holding Company
                                                   -------------------------------
                                                                |
          ------------------------------------------------------------------------------------------------------
          |                                                                                                    |
---------------------                                                                                 ------------------
Phoenix Life                                                                                          Phoenix
Insurance                                                                                             Investment
Company (1,2,3,7,8 +)                                                                                 Management
NY 100%                                                                                               Company, Inc. (8)
                                                                                                      CT 100%
                                                                                                      Holding Company
---------------------                                                                                 -------------------
          |                                                                                                   |
--------------------------------------------------------                                                      |
          |                                            |                                                      |
          |                       ------------------------------------------------                            |
          |                       |                    |                         |                            |
 ----------------------   --------------------   ----------------------   -------------------         -------------------
 PM Holdings,              Phoenix Life           Phoenix Life             Separate                   Phoenix
 Inc. (8)                  Variable               Variable                 Accounts B, C,             Investment
 CT 100%                   Accumulation           Universal Life           and D (3) (++)             Partners, Ltd. (8)
 Holding                   Account (1) (++)       Account (2) (++)         NY                         DE 100% Asset
 Company                   NY                     NY                                                  Management Company
 ----------------------   --------------------   ----------------------   -------------------         -------------------
          |                       |                        |                      |                           |
          |                       -------------------------------------------------                           |
          |                                                                       |                           |
          |------------------------------------------------                       |                           |
          |                       |                       |                       |                           |
 -----------------------   --------------------   ---------------------    -----------------                  |
 Phoenix                   PHL Variable           Phoenix Life and         The Phoenix                        |
 Variable                  Insurance              Annuity                  Edge Series                        |
 Advisors, Inc. (8)        Company (4,5,7,8 +)    Company (6,7,8 +)        Fund                               |
 DE Registered             CT 100%                CT 100%                  MA                                 |
 Investment Advisor                                                        Mutual Fund                        |
 -----------------------   --------------------   ---------------------    -----------------                  |
                                   |                      |                      |                            |
           ------------------------|                      |                      |                  |------------------|
           |                       |                      |                      |                  |                  |
 -----------------------   --------------------   ---------------------          |          ------------------- -------------------
 PHL Variable              PHLVIC                 Phoenix Life                   |          Phoenix Equity      Duff & Phelps
 Accumulation              Variable               and Annuity                    |          Planning            Investment
 Account (4) (++)          Universal Life         Variable                       |          Corporation (7,8)   Management
 CT                        Account (5) (++)       Universal Life                 |          CT 100%             Co.(8)
                           CT                     Account (6) (++)               |          Broker/Dealer       IL Registered
                                                  CT                             |                              Investment Adviser
 -----------------------   --------------------   ---------------------          |          ------------------- --------------------
           |                       |                      |                      |                  |
           |                       |                      |----------------------|          ------------------
           |                       |                                             |          Phoenix
           -----------------------------------------------------------------------          Investment
                                                                                            Counsel, Inc. (8)
                                                                                            MA Registered
                                                                                            Investment Adviser
                                                                                            ------------------




---------------------------
1 - Depositor & Registrant
2 - Depositor & Registrant
3 - Depositor & Registrant
4 - Depositor & Registrant
5 - Depositor & Registrant
6 - Depositor & Registrant
7 - Files separate financial statements
8 - Files as part of consolidated statement
+ - Depositor
++ - Registrant

ITEM 29. INDEMNIFICATION.

Section 33-779 of the Connecticut General Statutes states that: "a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent only as permitted by sections 33-770 to 33-778, inclusive."

Article VI. Indemnification. Section 6.01 of the by laws of the company provides that: " Each director, officer or employee of the company, and his heirs, executors or administrators, shall be indemnified or reimbursed by the company for all expenses necessarily incurred by him in connection with the defense or reasonable settlement of any action, suit or proceeding in which he is made a party by reason of his being or having been a director, officer or employee of the company, or of any other company which he was serving as a director or officer at the request of the company, except in relation to matters as to which such director, officer or employee is finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties as such director, officer or employee. The foregoing right of indemnification or reimbursement shall not be exclusive of any other rights to which he may be entitled under any statute, by law, agreement, vote of shareholders or otherwise."

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 30.  PRINCIPAL UNDERWRITER.

1.   Phoenix Equity Planning Corporation ("PEPCO")

     (a) PEPCO serves as the principal underwriter for the following entities:


         Phoenix Institutional Mutual Funds, Phoenix-Engemann Funds, Phoenix-Goodwin California Tax Exempt Bond Fund, Phoenix Equity Series Fund, Phoenix Equity Trust, Phoenix Investment Series Fund, Phoenix Investment Trust 97, Phoenix-Kayne Funds, Phoenix Multi-Portfolio Fund, Phoenix Multi-Series Trust, Phoenix Strategic Allocation Fund, Phoenix Partner Select Funds, Phoenix Portfolios, Phoenix-Seneca Funds, Phoenix Series Fund, Phoenix Strategic Equity Series Fund, Phoenix Life Variable Accumulation Account, Phoenix Life Variable Universal Life Account, Phoenix Life and Annuity Variable Universal Life Account, PHL Variable Accumulation Account, PHLVIC Variable Universal Life Account and PHL Variable Separate Account MVA1.


     (b) Directors and Executive Officers of PEPCO

          NAME                                   POSITION
          ----                                   --------

          Daniel T. Geraci**                     Director, Chairman of the Board and Chief Sales & Marketing Officer

          Michael E. Haylon*                     Director
          James D. Wehr**                        Director
          Nancy J. Engberg*                      Vice President, Chief Compliance Officer and Anti-Money Laundering Officer
          John H. Beers*                         Vice President and Secretary
          Glenn H. Pease**                       Vice President, Finance and Treasurer
          John F. Sharry**                       President, Sales

          Francis G. Waltman**                   Senior Vice President and Chief Administrative Officer


         * The business address of this individual is One American Row, Hartford, CT 06102
         ** The business address of this individual is 56 Prospect Street, Hartford, CT 06115



     (c) PEPCO received no compensation from the Registrant during the last fiscal year for sales of the contract.

ITEM 31.  LOCATION OF ACCOUNTS AND RECORDS.

The accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 are maintained at the administrative offices of PHL Variable Insurance Company located at One American Row, Hartford, CT 06102.

ITEM 32.  MANAGEMENT SERVICES.

Not applicable.

ITEM 33.  FEE REPRESENTATION.

Pursuant to Section 26(f) of the Investment Company Act of 1940, as amended, PHL Variable Insurance Company represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks to be assumed thereunder by PHL Variable Insurance Company.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Hartford, State of Connecticut on the 9th day of February, 2005.

                                        PHLVIC Variable Universal Life Account
                                                      (Registrant)

                                     By: ------------------------------------
                                           *Philip K. Polkinghorn, President

                                              PHL Variable Insurance Company
                                                        (Depositor)

                                     By: ------------------------------------
                                          *Philip K. Polkinghorn, President



   ATTEST:  /s/ Joseph P. DeCresce
            --------------------------------------------
            Joseph P. DeCresce, Assistant Secretary


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on the 9th day of February, 2005.


SIGNATURE                                   TITLE
---------                                   -----

                                            Director, Executive Vice President,
                                            and Chief Financial Officer
----------------------------------------
*Michael E. Haylon


                                            Director, Senior Vice President
----------------------------------------
*Robert E. Primmer



----------------------------------------
*Philip K. Polkinghorn                      President


  By: /s/ John H. Beers
  --------------------------
  *John H. Beers as Attorney-in-Fact pursuant to a Power of Attorney, on file with Depositor.

                                      S-1